Corporate Profile

Brascan is an asset management company focussed on property, power and other infrastructure assets. The company has direct investments of $20 billion and a growing portfolio of $7 billion of funds under management. This includes 70 premier office properties and 120 power generating plants. The company is listed on the New York and Toronto stock exchanges under the symbol BNN.

A New Format

This year we have changed the format of our annual communications to stakeholders to make it more flexible and cost effective.

This Annual Report contains our annual letter to shareholders together with management’s discussion and analysis of financial results and the audited consolidated financial statements for 2004. We have also included a brief report on our corporate governance practices and other information that we believe may be of interest to readers.

A corporate brochure that presents our operations and objectives in a summarized format is available on our web site at www.brascancorp.com and will be mailed to you upon request.

Financial Highlights

AS AT AND FOR THE YEARS ENDED DECEMBER 31
MILLIONS , EXCEPT PER SHARE AMOUNTS	2004	2003	2002

Per fully diluted common share
Cash flow from operations	$2.34	$2.14	$1.58
– excluding property and disposition gains	1.98	1.74	1.48
Cash return on equity	19%	18%	16%
Market trading price – NYSE	$36.01	$20.36	$13.67
Net income	2.38	1.31	0.14
Dividends paid	0.55	0.49	0.43

Total
Assets	$20,010	$16,299	$14,422
Revenues	4,027	3,370	3,064
Operating income	1,704	1,435	1,214
Cash flow from operations	670	624	469
Net income	688	403	83
Diluted number of common shares outstanding	271.7	271.3	275.9

Contents

2	Our Principles of Investment
3	Letter to Our Shareholders
7	Corporate Governance
9	Management’s Discussion & Analysis
53	Consolidated Financial Statements
88	Additional Information

Brascan Corporation | 2004 Annual Report 1

Our Principles of Investment

GUIDELINES

Invest in areas where we possess a competitive advantage.

Acquire assets on a value basis with a goal of maximizing return on capital.

Build sustainable cash flows to provide certainty, reduce risk and lower the cost of capital.

Recognize that superior returns involve hard work and often require contrarian thinking.

MEASUREMENT OF OUR SUCCESS

Measure success over the long term by total return on capital on a per share basis.

Seek profitability rather than growth, because size does not necessarily add value.

Encourage taking calculated risks, but always compare expected returns with the risks taken to achieve those returns.

Be prepared to sacrifice short-term profit, if necessary, to achieve long-term returns.

PHILOSOPHY

Build the business based on honesty and integrity, and ensure our actions always enhance our reputation.

Attract and retain high caliber individuals who will grow with us over the long-term.

Ensure that our people think and act like owners in all their decisions.

Maintain an open exchange of information and strategies among all constituencies.

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Letter to Our Shareholders

OVERVIEW

During 2004, virtually all of our operations achieved their financial and operating targets. Cash flow from operations totalled $670 million or $2.34 per share. On a comparable basis, cash flow from operations increased to $577 million or $1.98 per share, an increase of 14% over 2003. Net income increased to $688 million, and we continued to execute our strategic plan of building our property, power and other infrastructure operations.

In the stock market, the growth in our share price exceeded the growth in cash flows. While we are pleased to see that take place, shareholders should not expect stock market growth over the long term greater than the growth in our operations.

We do, however, believe our efforts will enable us to increase the value of your investment at a solid risk-adjusted rate. In this regard, we would be pleased if we could come close to maintaining the level of overall performance achieved over the past 20 years.

	Brascan*	S&P*	TSX*

Years
5	32%	(2)%	4%
10	22%	12%	10%
20	15%	13%	10%

*	Compound growth inclusive of dividends

We have been working in recent years to reposition the company out of cyclical resource assets and into lower volatility property, power and long-life infrastructure assets. During the year, we took a number of major steps towards realizing exceptional value from our remaining resource assets.

We were successful in monetizing half of our stake in Norbord; however we have not yet finalized a transaction for our investment in Noranda. We are nonetheless extremely pleased with the operating performance of Noranda and the underlying fundamentals of the metals business, which continue to look positive for 2005 and beyond.

With respect to re-investment, we acquired approximately $4 billion of property and power assets in 2004. In conjunction with approximately $10 billion of similar assets acquired over the last number of years, we have substantially repositioned our investment profile into lower volatility assets which generate attractive cash returns but also have the potential to appreciate substantially in value over time.

We will continue to deploy our financial resources into high quality long-life assets, but will ensure we are focussed on the real cash returns on capital employed in making each investment decision.

Our strategy is based on acquiring high quality assets which, based on their cash flow streams, will generate a solid and growing return for a very long period of time. Should we be fortunate, we will also sometimes acquire these assets at a significant discount to their intrinsic value, and as a result, capture this extra value over time to enhance our targeted returns.

We do realize that the success we achieve in deploying our substantial annual cash flows and existing financial liquidity will be a meaningful determinant of the future valuation of the company. And while our re-investment strategy is not without risks, we assure you we will remain vigilant and exercise discipline in deploying your capital.

GOALS AND STRATEGY

We thought it important to once again review our Principles of Investment, located on page 2, as well as our key objectives and the roadmap for achieving our goals. This way, you have a consistent framework to measure our performance.

Our long-term goal is to generate 12% to 15% growth in cash flows from operations. To achieve this objective we are focussed on four key operating strategies:

•	Own, manage and build high quality long-life cash generating assets that require minimal sustaining capital and have the potential to appreciate in value. Today we are primarily focussed on property, power and other long-life infrastructure assets with similar investment characteristics.

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•	Maximize the value of existing operations through active asset management to create operating efficiencies, lower our cost of capital and enhance cash flows. Given that our assets generally require high initial capital investment, have relatively low variable costs, and can be leveraged on a low-risk basis, even a small increase in the top-line performance results in a much higher percentage contribution to the bottom line.

•	Manage assets for others when we can offer competitive advantages. This allows us to augment our own returns through performance-based management fees, diversifies risk and broadens the universe of transactions that we can undertake.

•	Base our investment decisions on disciplined return-on-capital metrics, measured by their impact to the company on a per share basis.

ASSET MANAGEMENT

As we expand our operations into co-ownerships with institutional investors, we believe we will be able to increase our flexibility and enhance the return on our capital employed.

This strategy allows us to both take on larger transactions, without exposing our balance sheet to undue risk, and to enhance our returns through performance fees received for the operating expertise we bring to our partners. As a result, without adding incremental risk, we can earn a superior return on the capital than would otherwise be available.

To date, we have increased our assets under management for institutional investors to over $7 billion. We believe institutional clients will increase their fund allocations to the types of assets we specialize in and, as a result, we expect to be successful in expanding our assets under management over the next three to five years. Contribution to the bottom-line returns from this source has started, but as growth in this area continues, the contribution should become more meaningful.

SUMMARY OF 2004

Overall our financial performance in 2004 was the best in our history. Cash flows, our true test of value creation for shareholders, increased to $670 million, and net income to $688 million. Our cash return on equity was 19%. We returned greater cash flows to shareholders through a dividend increase in 2004, and more recently we raised our quarterly dividend by a further 7% to $0.15 per share, commencing May 31, 2005. Consistent with this policy, we will continue to utilize a portion of our free operating cash flow to increase dividend payments to you in the future.

In an improving office property market, our premier quality properties performed extremely well. We leased approximately 4 million square feet of space in 2004 and occupancy at year end was 97% in our core markets. We expanded our property presence in the Washington, D.C. office property market with the acquisition of three Class A buildings encompassing 1.5 million square feet.

In addition, we increased our interest in the Canary Wharf Estate, located in London, U.K., and while we did not succeed in a bid with our partners to acquire 100%, we successfully increased our net interest in the 17 properties owned by Canary Wharf to approximately 17%, and our group’s interest to 34%. Our own equity investment is approximately $500 million, which provides us with an effective leveraged interest in approximately 2.4 million square feet of some of the finest office properties and development sites in the U.K.

These acquisitions furthered our selective office property strategy, which remains focussed on premier office space in our core markets of New York, Boston, Washington, San Francisco, London, Toronto and Calgary.

Within our power operations, we achieved substantially higher cash flows as a result of generation levels which returned to normal levels and far exceeded the production from the low water levels of 2003. We invested approximately $1 billion in additional hydroelectric power generating facilities, most of them in the Northeast U.S., including 72 power plants in New York State. The addition of these operations to our existing facilities increased our installed capacity to over 2,600 megawatts.

The low operating cost structure of these new hydroelectric generating assets and their location, close to our existing generating facilities and interconnections to neighbouring power markets, solidified our competitive position. The additional assets will also add meaningfully to our cash flows from our power operations in 2005 and beyond.

In our Funds Management operations, we closed approximately $1 billion of loans in our Bridge Fund, $400 million

4 Brascan Corporation | 2004 Annual Report

of mezzanine financings in our Real Estate Finance Fund, $100 million of property transactions in our Real Estate Opportunity Fund, and fully invested our $400 million Tricap Restructuring Fund I. We are currently expanding the size of our Bridge Fund and will shortly market our Tricap II Restructuring Fund, after exceptional returns in Tricap I.

To refinance maturing debt and finance newly acquired assets, we completed approximately $2.5 billion of financings, including a $500 million bridge financing on our recently acquired New York State power assets, close to $1 billion of non-recourse property, corporate preferred share and debt financings in our commercial property and power operations, and a $300 million securitization of mortgages on office and other properties.

An exclusivity arrangement was signed in September 2004 between Noranda, China Minmetals and Brascan on a proposal by China Minmetals to acquire 100% of the outstanding shares of Noranda. As a result of uncertainty relating to the timing of a transaction, buoyant metal prices and strengthened company and industry fundamentals, the exclusivity agreement was not extended. The Special Committee of Noranda and we are considering alternative transactions in addition to a China Minmetals transaction.

Two pure play investments were created by separating Nexfor into Norbord and Fraser Papers. Norbord is a unique, global panelboard company with a record of significant earnings and cash flow growth, as well as consistent top quartile performance in that industry. Fraser Papers is a North American specialty paper company which is being repositioned to benefit from the rebound in paper prices. The separation of these businesses increased shareholder flexibility. In this regard, we monetized $300 million of our investment in Norbord, and continue to own an effective 23% interest in the company, representing 34 million shares.

We start the year well positioned to grow our base line cash flows with improving office fundamentals, recent power acquisitions contributing to full year results, and greater invested and managed capital in our Funds Management operations.

FUTURE

We remain committed to investing your capital to earn a high cash return on equity, while always emphasizing downside protection to minimize loss of capital. Some of the transactions we undertake may not appear on the surface to readily achieve the desired returns, nor are they generally the popular strategy of the investing public at a particular point in time. However, we believe that investing capital on a value basis, backed by sound fundamental analysis, will ensure that we achieve higher risk adjusted returns over the long term.

As our growth strategy is based on the successful reinvestment of our substantial annual cash flows, we are often asked how we allocate capital. In this regard, we recently came across a report written by Burgundy Asset Management*, which, in general, captures our views on the reinvestment of capital in a business. Having never before articulated it as well, we have reprinted their views with a few comments on how they relate to us.

•	“If you own a great business and you can profitably invest in it, that is the best use of the cash it generates. Such investment can take the form of either spending on marketing, or production efficiencies, or new facilities, or it can take the form of buying back the company’s stock. Investing in operations you know best, and in a stock whose intrinsic value you understand, should be the first priority of any management of a great business. It may appear to be a lower return, but it is almost invariably lower risk as well.” – For Brascan, this entails continuing to invest in property, power and other long-life infrastructure assets, while also repurchasing our shares.

•	“If there are almost identical businesses that can be tucked under existing operations and skill sets, then acquiring these businesses is the next best use of cash, assuming those businesses are available at a sensible price.” – For Brascan, this may include other similar types of real estate such as multi-family apartments, or other forms of power generation assets, such as wind facilities. It could also include building or acquiring electrical transmission lines.

•	“If the company has advanced skills in managing acquisitions or organic growth in the same industry in foreign countries, that is a perfectly viable use for the shareholders’ money.” – In the past couple of years we have focussed on expanding into premier office properties in London, which is a market very

Brascan Corporation | 2004 Annual Report 5

similar to New York; and into power assets in Brazil, where we have an historical competitive advantage.

•	“If the company wishes to build these acquisition or operations skills, management should start slow and perhaps in minority positions, never risking very large amounts of shareholder capital.” – We agree with starting small, although generally do not like to take minority positions, but rather focus on joint-venturing with high quality local partners.

•	“Investing in unrelated businesses is almost invariably an error”. – We agree with this.

In addition to adhering to the above principles when we invest capital, we will continue to work with institutional co-investment partners in order to reduce risk on larger transactions and enhance our return on capital. As the free cash flow grows within the company, adherence to these principles will become increasingly important.

As our business model is based on owning high quality, long-life assets which produce real cash, each day, we can, within reason, estimate our cash generation. Overall, and barring unforeseen circumstances in the economy (which we obviously cannot control), or a significant mistake (which we will try to avoid at all costs), we are comfortable that we can achieve our growth targets. Naturally, we hope to be able to do a little better than our stated objectives, and hopefully we can surprise you, and ourselves, on the upside.

THANK YOU

While I personally sign this letter, I do so on behalf of all of our people, who make the company work for you. From all of us, thank you for your support.

Please feel free to contact any of us, should you have advice, questions or ideas.

J. Bruce Flatt
President and Chief Executive
Officer February 14, 2005

* From “The View From Burgundy”, December 2004

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Corporate Governance

This past year saw Brascan advance a number of strategic initiatives, which are outlined in the Letter to Shareholders on the preceding pages. To assist management, your board of directors met 14 times over the past year, providing advice and support on strategic issues, management resources, financial reporting and corporate governance.

COMMITMENT TO CORPORATE GOVERNANCE

While the board’s primary focus is the creation of long-term shareholder value and oversight of the management team’s strategies to grow our operations, we are strongly committed to sound corporate governance practices. Over the past few years a great deal of change has taken place in the area of corporate governance, resulting in the emergence of a number of “best practices” for how boards and management conduct their affairs for the long-term benefit of shareholders and other stakeholders. The continued strengthening of our corporate governance practices is a major part of the Chairman’s role. We are fortunate to have a board and management team who are committed to doing the best we can to continuously assess and improve our corporate governance.

A number of changes have been implemented over the past few years:

•	We have appointed an independent Lead Director.

•	We have reduced the size of our board to 16 directors and are seeking shareholder approval for a further reduction to 14 directors.

•	We are increasing the proportion of independent directors on our board. Two management-related directors are not standing for re-election at this year’s annual meeting, enabling us to increase the proportion of independent directors to nine of 14.

•	All committee members are independent directors.

•	The board and all committees meet without management present at the conclusion of all regularly scheduled meetings to facilitate open and candid discussion.

•	Share ownership requirements have been implemented requiring all directors and senior executives to own shares so that everyone has a vested interest in the long-term performance of Brascan.

•	Our stock option plan, which has always had a five year vesting requirement, has been amended to exclude non- management directors and implement hold periods on the exercise of options by executives; and this year we are adding a market growth feature for future option issues.

•	Our disclosure has been enhanced in a number of areas including director biographies, management compensation, and a description of our governance practices relative to the guidelines and requirements of the Toronto Stock Exchange, New York Stock Exchange and the U.S. Sarbanes-Oxley Act, to mention just a few.

Board effectiveness is also a priority for us. To assess the effectiveness of the board, we carried out a number of initiatives. The Lead Director and I conducted interviews with each director, and a director peer survey was completed. We also sought our directors’ views through our annual corporate governance survey on a number of governance matters, including the effectiveness of our governance practices and board committees. All directors, but particularly the Lead Director and myself, have assessed the results of all these initiatives and will use them as the basis for further change.

The board will maintain a watchful eye on governance developments as the regulatory and business climates continue to evolve, and adapt measures as appropriate to ensure that we continue to build on our commitment to good corporate governance.

We are committed to ensuring that investors are represented by a strong independent board and equally committed to regularly communicating refinements to our corporate governance policies and practices. Our practices in this area are set out in full in our Management Information Circular. We also invite you to visit the corporate governance section of our web site at www.brascan-corp.com for the latest information on our practices.

A WORD OF THANKS

On behalf of our shareholders, I would like to recognize the service of our directors, four of whom are retiring this year. They are engaged, discerning and committed to candid discussions about Brascan’s business. Their advice and support to management on behalf of the company and its shareholders are greatly appreciated.

On behalf of the board of directors,

Robert Harding, Chairman
February 14, 2005

Brascan Corporation | 2004 Annual Report 7

Financial Review

CONTENTS

Management’s Discussion and Analysis of Financial Results

Performance Overview	9

Operations Review	15

Property	15

Power Generating	22

Funds Management	27

Investment in Noranda	34

Capital Resources and Liquidity	36

Financial Policies	43

Business Environment and Risks	45

Supplemental Information	48

Outlook	51

Auditors’ Report	53

Consolidated Financial Statements	54

INTRODUCTION

This section of our annual report includes management’s discussion and analysis of our financial results (“MD&A”), our consolidated financial statements for the most recent year and the report of the Corporation’s auditors. The MD&A is intended to provide you with an assessment of our performance over the past three years as well as our financial position, performance objectives and future prospects. The basis of presentation in the MD&A is the same as that used for our consolidated financial statements with two principal exceptions: much of the discussion of performance is based on operating cash flow, which is how we benchmark performance and assess value; and certain of our operations are grouped according to how we manage the business, which differs in certain ways from the grouping prescribed by generally accepted accounting principles. We also provide a full reconciliation to our consolidated financial statements, including net income, and an assessment of our performance on that basis as well.

The information in this section should be read in conjunction with our audited consolidated financial statements, which are included on pages 53 through 87 of this report. Additional information, including the company’s Annual Information Form, is available on the company’s web site at www.brascancorp.com and on SEDAR’s web site at www.sedar.com. For additional information on each of the five most recently completed financial years, please refer to the table included on page 90 of this report. Unless the context indicates otherwise, references in this section of the annual report to the “Corporation” refer to Brascan Corporation, and references to “Brascan” or “the company” refer to the Corporation and its direct and indirect subsidiaries.

8 Brascan Corporation | 2004 Annual Report

Management’s Discussion & Analysis of Financial Results

PERFORMANCE OVERVIEW

Operating results for the past three years are summarized as follows:

YEARS ENDED DECEMBER 31, (MILLIONS, EXCEPT PER SHARE AMOUNTS)	2004	2003	2002

Operating cash flow	$670	$624	$469
Per share	2.34	2.14	1.58
Excluding property and disposition gains	$577	$517	$439
Per share	1.98	1.74	1.48
Net income	$688	$403	$83
Per share	2.38	1.31	0.14

We achieved record operating cash flow of $670 million ($2.34 per share) during 2004. On a comparable basis, excluding property and disposition gains, annual growth was 14% on a per share basis. This growth came on top of a particularly strong year in 2003.

Nearly all of our businesses contributed to the improved results in 2004. Power generation and residential property operations recorded substantial increases in net operating income. Our power operations benefitted from acquisitions and a return to normal water levels following unusually poor conditions in 2003, and our home building operations experienced continued strength in our core residential markets of California, Virginia and Alberta.

Our commercial property operations continue to produce steady increases in cash flows, and we successfully expanded our portfolio with the acquisition of three properties in the Washington D.C. market, the completion of our 300 Madison Avenue property in midtown Manhattan and the addition of assets in London, U.K. Our funds management business made significant progress in increasing both funds under management and capital deployed, which will produce cash flow growth in future years.

Net income increased to $688 million ($2.38 per share), also a record result for the company. We benefitted from a substantial increase in the net earnings of Noranda and Norbord, each of which generated record results during the year due to strong product prices. Our operating cash flow only includes cash dividends received from these companies, whereas net income includes our proportionate share of their earnings.

We measure our financial performance with two principal metrics: operating cash flow per share and cash return on equity. The following table shows our performance compared to our objectives over the past three years:

		Three Year	Annual Results
YEARS ENDED DECEMBER 31	Objective	Average	2004	2003	2002

Operating cash flow and gains per share
Annual growth	12% to 15%	20%	10%	35%	16%
Excluding property and disposition gains	12% to 15%	17%	14%	17%	19%
Cash return on equity	20%	18%	19%	18%	16%

Over the past three years our cash flows have grown at an annualized rate of 20% (17% excluding property and disposition gains), exceeding our target of 12% to 15%, and the cash return on equity in 2004 of 19% is nearly at our target of 20%. Cash flow growth during 2004 of 10% was below that of the prior year; however it is important to note that this was in comparison to 2003 which was a particularly strong year in terms of growth and gains realized on dispositions. As we stated in our report last year, we recognize that we will not hit our targets every year, but believe we can achieve our growth and return objectives on a relatively consistent basis over the long term.

Brascan Corporation | 2004 Annual Report 9

Operating Cash Flow

We focus on cash flow in assessing our performance because we believe that the intrinsic value of Brascan is determined by the magnitude and quality of operating cash flow generated on a per share basis, as well as our ability to increase these cash flows on a sustainable basis over time. Accordingly, our two key performance measurements are annual growth in operating cash flow and cash return on equity, both determined on a per share basis. We define operating cash flow as net income excluding non-cash charges relating to depreciation and amortization, future taxes and, in the case of our major investments and cyclical resource investments, undistributed earnings.

Cash flow is tangible and underpins the value of our assets and is utilized by financial analysts as a key measure in each of our operating sectors. In particular, cash flow excludes depreciation and amortization expense recorded in respect of our commercial real estate properties and hydroelectric power generating assets. Depreciation expense implies that these assets decline in value on a pre-determined basis over time, whereas we believe that the value of these assets will typically increase over time, and will vary based on a number of market and other conditions that cannot be determined in advance.

We do recognize, however, that net income is also an important measure for many readers and that operating cash flow is a non-GAAP measure. Accordingly, we also provide a specific discussion of net income and a reconciliation of the two measures, under Summary of Operating Results – Net Income.

In our opinion, the quality of operating cash flow is measured largely by the degree of stability and growth over an extended period of time, which is in turn determined by the nature of contractual arrangements governing the payment of the cash flows, the credit worthiness of the counterparties, and the competitive profile and cost profile of the operations which generate the cash flows.

For example, our commercial office property lease portfolio has an average length of ten years with a high quality tenant roster. Similarly, over 70% of our power generating revenues are based on contractual arrangements with an average length of 13 years, again with a high quality group of customers. Our funds management business will, over time, generate a growing stream of relatively predictable management fees with a large component related to structured debt securities and loans receivable, which have contractual cash flow entitlements.

We believe that strong, growing cash flows will be rewarded with a premium valuation multiple, leading to a higher equity valuation than would be derived from the ownership of higher yielding assets of lower quality. High quality cash flows also enable us to finance assets on a long-term, low-cost basis without recourse to the Corporation, thereby increasing common equity returns on a reduced risk basis.

Operating Profile

Brascan is an asset management company, with a particular focus on property, power generation and other long-life infrastructure assets. We concentrate on businesses that generate sustainable, low-risk, growing streams of cash flow, such as high quality commercial properties, hydroelectric power generation plants and other infrastructure assets with similar characteristics.

Our direct investments include 70 premier office properties and 120 power generating plants. Relatively low capital investment is required to maintain these operations and the values of the assets owned within these businesses typically appreciate as the associated cash flow streams grow, rather than depreciate over time, as is common with many other types of operating assets. In addition to our direct investments, we have $7 billion of additional assets and capital committed under management and plan to expand these assets significantly in future years.

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Brascan’s common share market capitalization exceeds $9 billion and our common shares are inter-listed on both the New York and Toronto stock exchanges.

We own and manage our operations directly as well as through partially owned companies, joint venture partnerships and investment funds that are co-owned with institutional and other partners. We finance our operations with diversified sources of capital. Attractive low-risk financial leverage for our common shares is obtained through the use of property specific mortgages that have no recourse to the Corporation and the issuance of low-rate non-participating securities such as preferred shares. At year end, total shareholders’ interests, including interests of others in our consolidated operations, totalled $7 billion at book value and had an aggregate market capitalization of $15 billion.

Our core operations are concentrated in three areas: our property operations include commercial properties, residential home building, associated development activities and property services; our power generation business is concentrated almost exclusively on hydroelectric power generation, although we also operate three gas fired generating facilities and a small transmission and distribution business; and our funds management business develops, invests and manages funds and investments on behalf of a select group of institutional investors that co-invest in the same types of assets which we own.

Summary Of Operating Results

Operating Cash Flow

The following is a summarized statement of operating cash flows over the past three years:

AS AT AND FOR THE YEARS ENDED DECEMBER 31	Book Value	Operating Cash Flow			Annualized Return [1]
MILLIONS, EXCEPT PER SHARE AMOUNTS	2004	2004	2003	2002	2004	2003	2002

Net operating income
Core operations
Property	$9,289	$1,019	$837	$743	12%	10%	10%
Power generation	3,048	283	172	153	11%	10%	11%
Funds management	3,375	219	198	178	8%	13%	11%

	15,712	1,521	1,207	1,074	11%	11%	10%
Investment in Noranda	1,374	45	49	48	4%	5%	5%
Cash and financial assets	1,400	79	89	96	6%	8%	8%
Receivables and other assets	1,524	—	—	—	—	—	—
Property and disposition gains	—	123	157	60	—	—	—

	$20,010	$1,768	$1,502	$1,278	10%	10%	10%

Interest expense
Property specific mortgages	$6,045	$321	$300	$297	6%	6%	6%
Other debt of subsidiaries	2,373	122	105	106	5%	5%	5%
Corporate borrowings	1,675	87	66	63	6%	6%	7%
Cash taxes and other operating costs	2,719	169	88	56	7%	6%	5%
Minority interests of others in assets [2]	2,628	399	319	287	15%	15%	15%

Operating cash flow and gains	4,570	670	624	469	16%	17%	14%
Corporate preferred equity	1,089	62	58	44	6%	6%	6%

Operating cash flow for common shares	$3,481	$608	$566	$425	19%	18%	16%

Per common share	$13.51	$2.34	$2.14	$1.58	19%	18%	16%

1	Operating cash flow as a percentage of average book value

2	Includes preferred equity issued by subsidiaries and associated distributions

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Cash flow from operations and gains for the year ended December 31, 2004, including dividends from Noranda and Norbord, totalled $670 million ($2.34 per share) after deducting financing charges, operating costs and the portion of operating cash flow that is attributable to other investors with interests in our businesses, whether retained or distributed. This represents a 9% increase from the $2.14 per share generated in 2003, which in turn represented a 35% increase over 2002.

We operate our businesses with the objective of generating sustainable and increasing cash flow streams, which should result in the value of these operations appreciating over time. It is worth noting that the cash flow from operations shown above includes virtually no return on $1 billion of real estate and power generation development properties, a low return from undeployed cash and financial assets, and includes only the dividends received from our investment in Noranda, which has a current market value of more than $2 billion.

Property operations increased their contribution to operating cash flow to $1,019 million from $837 million in 2003 and $743 million in 2002. The 2004 results reflect outstanding performance from our residential property operations, due primarily to exceptionally strong demand for new homes in our core markets. Net operating income from currently owned commercial properties also increased during 2004 due to the addition of new properties after remaining relatively unchanged between 2003 and 2002, as growth from existing properties in that year was offset by the impact of the sale of partial interests in more mature properties.

Power generating operations increased their contribution by 65% over 2003 due to a return to normal water flows as well as capacity additions over the past two years. Corresponding growth between 2003 and 2002 was lower than expected as the impact of capacity additions was offset by lower water levels in several key regions.

Contribution from funds management increased by 11% from 2003. We continue to expand our fund offerings and assets under management and the level of capital deployed in this sector increased significantly in the last half of 2004, which together should lead to improved results in 2005. In addition, the 2003 results included a high level of realized gains, particularly from high yield investments, that contributed to significant growth over 2002 but were not replicated in 2004.

We recorded property and disposition gains in each of the past three years. The 2004 results include $60 million of income arising from the termination of a major office lease, and a $63 million gain on the partial monetization of our investment in Norbord. The 2003 results include property disposition gains of $100 million on the sale of a partial interest in one of our New York office properties and a $57 million gain on the sale of a copper/gold mine which we had restructured. The 2002 results include gains of $60 million on the sale of partial interests in properties located in Toronto and Calgary.

Interest expense increased during 2004 and 2003 due to additional non-recourse property specific mortgages arranged to finance our commercial property and hydroelectric generating assets. Interest incurred on corporate and non-recourse debt of subsidiaries also increased due to long-term debt issued to capitalize on low interest rates and the market demand for longer maturities. We also decided to shift our interest rate profile to predominantly fixed rate payments, which results in higher interest payments but a reduced exposure to rising rates.

Minority interest share of cash flow increased, reflecting the interest of those shareholders in the improved performance of the operations in which they participate. The majority of these interests are in our property operations, which recorded particularly strong results in 2004. The increase in cash taxes and other operating costs largely reflects income taxes payable by our U.S. home building operations.

The operating results are discussed in more detail for each business segment under Operations Review.

12 Brascan Corporation | 2004 Annual Report

Net Income

Net income increased significantly in 2004. This was due to the increase in cash flow from operations previously discussed, as well as meaningful improvements in the equity accounted results of Noranda and Norbord as a result of improved product prices and cost efficiencies. The 2002 results included a net charge of $145 million representing our share of Noranda’s restructuring charges.

Net income is reconciled to operating cash flow as set forth below:

YEARS ENDED DECEMBER 31 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	2004	2003	2002

Operating cash flow and gains	$670	$624	$469
Less: dividends from Noranda and Norbord	(64)	(67)	(64)

	606	557	405

Non-cash items
Depreciation and amortization	(251)	(149)	(121)
Future income taxes and other provisions	(153)	(165)	(104)
Minority share of non-cash items	141	100	84
Equity accounted income (loss) from Noranda, Norbord and Fraser Papers	345	60	(181)

Net income	$688	$403	$83

Net income per share	$2.38	$1.31	$0.14

Depreciation and amortization increased significantly in 2004 as a result of recent changes in accounting requirements which required commercial property operations, including ours, to adopt the straight-line method for depreciation during 2004. This resulted in a $58 million increase in depreciation charges during the year. The remaining increases of $44 million in 2004 and $28 million in 2003 are due to the acquisition and development of additional commercial properties and power generating facilities.

Future income taxes and other provisions were largely unchanged compared to 2003. Brascan has access to significant tax shields as a result of the nature of our asset base, and we do not expect to incur any meaningful cash tax liability in the near future other than in our home building operations. Nonetheless, we record non-cash tax provisions as required under GAAP, which includes expensing the carrying value of tax losses utilized during the period, and tax provisions in respect of the non-cash equity earnings recorded on our investments in Noranda and Norbord.

Minority share of non-cash items reflects the extent to which the foregoing charges are attributable to the minority shareholders of operating subsidiaries, primarily Brookfield Properties and Brookfield Homes.

Equity accounted income from Noranda, Norbord and Fraser Papers contributed $345 million during 2004 compared to $60 million in 2003. The negative contribution in 2002 was due to restructuring charges recorded by Noranda. The contribution is summarized as follows:

YEARS ENDED DECEMBER 31 (MILLIONS)	2004	2003	2002

Noranda	$218	$6	$(186)
Norbord [1]	135	54	5
Fraser Papers [1]	(8)	—	—

Net income (loss)	$345	$60	$(181)

1	In 2004, Nexfor Inc. distributed its paper operations to its shareholders as Fraser Papers Inc. and changed its name to Norbord Inc.

Brascan Corporation | 2004 Annual Report 13

Financial Profile

Total assets at book value increased to $20.0 billion as at December 31, 2004 from $16.3 billion at the end of the preceding year and $14.4 billion at the end of 2002. The increase was due to a higher level of invested assets, as well as the impact of the higher Canadian dollar on the assets which we own and operate in Canada.

The following is a summarized statement of our financial position and employment of capital over the past three years:

AS AT DECEMBER 31	Book Value
MILLIONS, EXCEPT PER SHARE AMOUNTS	2004	2003	2002

Assets
Property	$9,289	$8,222	$7,872
Power generation	3,048	1,927	1,587
Funds management	3,375	2,095	1,765

	15,712	12,244	11,224
Investment	1,374	1,196	877
Cash and securities	1,400	1,236	1,050
Accounts receivable and other	1,524	1,623	1,271

	$20,010	$16,299	$14,422

Liabilities
Non-recourse borrowings
Property specific mortgages	$6,045	$4,881	$4,992
Other debt of subsidiaries	2,373	2,075	1,867
Corporate borrowings	1,675	1,213	1,035
Accounts payable and other liabilities	2,719	1,745	1,262
Shareholders’ interests
Minority interests of others in assets	1,569	1,516	1,456
Preferred equity – corporate and subsidiaries	2,148	1,861	1,185
Common equity	3,481	3,008	2,625

Total shareholders’ interests	7,198	6,385	5,266

	$20,010	$16,299	$14,422

Per common share	$13.51	$11.63	$9.90

Our property, power and funds management operations each increased assets deployed by over $1 billion in 2004. Property specific mortgages increased as a result of financing arranged in connection with the acquisition of the commercial property and power generating assets referred to above.

Corporate borrowings increased by $462 million due in part to the inclusion of corporate debt issued by our funds management operations, which was assumed by Brascan as part of an amalgamation at year end, as well as net new debt issuances.

Shareholders’ interests increased as a result of $490 million of undistributed earnings and the issuance of $268 million of additional preferred equity through our commercial real estate operations.

14 Brascan Corporation | 2004 Annual Report

OPERATIONS REVIEW

Property

Our property operations consist of commercial office properties, residential properties, development properties and property services activities. In total, we manage approximately 170 million square feet of real estate properties. This includes our own commercial properties, properties managed for institutional investors and third party managed properties. These operations are located predominantly in North America, but also include operations in the United Kingdom and Brazil.

Operating cash flows generated by each area of our real estate operations for the past three years, together with the assets deployed, were as follows:

AS AT AND FOR THE YEARS ENDED DECEMBER 31		Book Value		Operating Cash Flow
MILLIONS	Return on Assets [1]	2004	2003	2004	2003	2002

Commercial properties	10%	$7,470	$6,622	$697	$621	$622
Residential properties	39%	818	738	305	131	105
Development properties	—	950	814	1	67	2
Property services	32%	51	48	16	18	14

	12%	$9,289	$8,222	$1,019	$837	$743

1	As a percentage of average book value

Commercial Properties

Commercial properties generated $697 million of operating cash flows, an increase of 12% over 2003 which in turn was unchanged from 2002. The composition of the commercial property portfolio owned by the company at the end of 2004 and 2003 was as follows:

	Leasable	Return on	Book Value		Operating Cash Flow
AS AT AND FOR THE YEARS ENDED DECEMBER 31, 2004	Area [1]	Assets [2]	2004	2003	2004	2003	2002

	(000 SQ. FT.)		(MILLIONS)		(MILLIONS)
New York, New York	9,506	11.3%	$3,576	$3,552	$404	$315	$307
Boston, Massachusetts	1,103	10.3%	328	333	34	33	32
Toronto, Ontario	4,777	8.5%	1,068	928	85	75	63
Calgary, Alberta	3,166	11.8%	448	450	53	46	37
Washington, D.C.	1,557	7.5%	439	150	22	—	—
Denver, Colorado	2,811	8.6%	370	372	32	32	36
Minneapolis, Minnesota	3,008	4.9%	414	400	20	22	28
Other North America	927	22.0%	84	134	24	44	45
Rio de Janeiro, São Paulo, Brazil	2,292	7.7%	293	303	23	28	25
London, United Kingdom	1,617	—	450	—	—	—	—
Income from properties sold	—	—	—	—	—	26	49

Total [3]	30,764	9.9%	$7,470	$6,622	$697	$621	$622

1	Effective interest

2	As a percentage of average book value

3	Excludes development sites

Approximately 86% of commercial property net income is generated from our five core North American markets: New York, Boston, Toronto, Calgary and Washington. We intend to continue our strategy of concentrating our operations within a select number of supply constrained markets with attractive tenant bases in order to maintain a meaningful presence and build on the strength of our tenant relationships within these markets.

The book value of our commercial property portfolio increased during the year with the acquisition of two properties in Washington and a net effective 17% interest in 17 properties within the Canary Wharf estate in London, U.K., as well as the impact of the higher Canadian dollar on our Canadian assets. During 2003 we completed the development of

Brascan Corporation | 2004 Annual Report 15

300 Madison Avenue in New York and sold a 49% interest in our 245 Park Avenue property, also in New York, as well as a smaller Calgary property. The consolidated carrying value of our North American properties is approximately $250 per square foot, significantly less than the estimated replacement cost of these assets. Our core properties are on average 1.4 million square feet in size.

The commercial properties currently owned are expected to generate approximately $750 million of annual operating cash flows. The application of a capitalization rate to this cash flow yields the following values for our portfolio:

	Operating	Book Value	Capitalization Value
MILLIONS	Cash Flow [1]	2004	5.00%	5.75%	6.50%	7.25%

Commercial properties	$750	$7,470	$15,000	$13,000	$11,500	$10,350

1	Expected annualized operating cash flow based on year end portfolio

Components of Operating Cash Flow

The components of the change in commercial property operating cash flow from year to year are contractual increases in rental rates, lease rollovers, lease-up of vacancies and acquisitions net of dispositions, as follows:

YEARS ENDED DECEMBER 31 (MILLIONS)	2002 – 2004	2004	2003	2002

Previous net operating income before lease termination income and property gains	$642	$621	$622	$642
Changes due to:
(i) Contractual increases on in-place leases	36	4	16	16
– Straight-line rental income	22	22	—	—
(ii) Rental increases achieved on in-place rents when re-leased	20	2	10	8
(iii) Lease-up of vacancies	9	1	3	5
(iv) Acquisitions and dispositions, net	(32)	47	(30)	(49)

Current year’s net operating income	$697	$697	$621	$622

(i) Contractual increases on in-place leases

During 2004, contractual increases in leases added $4 million to net operating income compared with $16 million in each of 2003 and 2002. Our leases generally have clauses which provide for the collection of rental revenues in amounts that increase every five years, with these increases negotiated at the signing of the leases. Given the high credit quality of tenants in our buildings, there is generally low risk of not achieving these increases. Prior to 2004 our policy was to record most of our rental revenues in accordance with the actual payments received under the terms of our leases, which typically increase over time. However, we adopted straight-line rent recognition during 2004 in accordance with revised industry standards and accounting requirements, resulting in a $22 million increase during the year.

(ii) Rental increases achieved on in-place rents when re-leased

During 2004, higher rental rates on the re-leasing of space in the portfolio contributed $2 million of increased cash flow over 2003, compared with a corresponding increase of $10 million during the prior year and $8 million in 2002. At December 31, 2004, average in-place net rents throughout the portfolio were $23 per square foot, up from $22 per square foot in December 31, 2003 and $21 per square foot at December 31, 2002, as leasing environments across North America improved. The average market net rent was $25 per square foot in 2004, an increase of $1 over $24 per square foot in 2003. Decreases in New York and Boston were offset by increases in other markets.

(iii) Lease-up of vacancies

Contribution to net operating income from lease-up of vacancies was $1 million in 2004 compared with $3 million in 2003 and $5 million in 2002. Contributions from vacancy lease-up was greater in 2003 due to vacancies leased in properties acquired in prior years. The contribution to operating cash flow from vacancy lease-up is expected to increase in the future as properties acquired or developed in 2004 with vacancies are leased up.

16 Brascan Corporation | 2004 Annual Report

During 2004 we leased close to four million square feet of space, approximately four times the amount of space contractually expiring. This includes two million square feet of new leases and 1.6 million square feet of renewals.

Our total portfolio occupancy rate at December 31, 2004 was 97% in our core North American markets, and 95% overall, as shown in the following table:

	2004		2003		2002
AS AT DECEMBER 31	Leasable	Percentage	Leasable	Percentage	Leasable	Percentage
THOUSANDS OF SQUARE FEET	Area	Leased	Area	Leased	Area	Leased

New York, New York	11,221	98%	11,262	98%	10,113	98%
Boston, Massachusetts	2,163	97%	2,163	98%	2,163	97%
Toronto, Ontario	6,790	95%	6,884	96%	6,883	96%
Calgary, Alberta	6,331	98%	7,454	98%	7,570	97%
Washington, D.C.	1,557	93%	570	53%	—	—

Core North America	28,062	97%	28,333	97%	26,729	97%
Denver, Colorado	3,017	85%	3,017	83%	3,017	90%
Minneapolis, Minnesota	3,008	86%	3,008	74%	3,008	85%
Other North America	927	89%	1,281	91%	1,515	97%

Total North America	35,014	95%	35,639	94%	34,269	96%
Brazil	2,292	92%	2,216	93%	2,216	92%
London, United Kingdom	1,617	86%	—	—	—	—

Total [1]	38,923	95%	37,855	94%	36,485	96%

1	Excludes development sites

(iv) Acquisitions and dispositions, net

The value created in our mature commercial properties provides us with the opportunity to generate additional gains and capital in order to reinvest in other opportunities at higher returns. We continued our practice of actively managing our portfolio with the acquisition of two properties in Washington D.C., aggregating 1.6 million square feet, and completed the first full year of operations of our 300 Madison Avenue property in midtown Manhattan, New York. This 1.2 million square foot building was completed in late 2003 and is fully leased to CIBC World Markets and PricewaterhouseCoopers for 30 years with a CIBC covenant on 100% of the property.

We sold partial interests in mature, well leased properties with the sale of a 49% interest in 245 Park Avenue during 2003, as well as a smaller property in Calgary. In 2002 we sold partial interests in properties located in Toronto and Calgary, and acquired 1.2 million vacant square feet located in Tower Three of our World Financial Center complex in New York City. The net acquisition of properties, together with associated leasing fees, increased operating cash flow by $47 million in 2004, and the sale of properties reduced operating cash flow by $30 million in 2003 and $49 million in 2002.

Tenant Relationships and Lease Maturities

An important characteristic of our commercial property portfolio is the strong credit quality of our tenants. Special attention is given to tenants’ credit quality in order to ensure the long-term sustainability of rental revenues through economic cycles. The tenant profile on average represents an “A” credit rating. Major tenants with over 400,000 square feet of space in the portfolio include Merrill Lynch, CIBC, RBC Financial Group, Petro-Canada, Imperial Oil and JPMorgan Chase, among others.

Our strategy is to sign long-term leases with our tenants in order to mitigate risk and reduce overall re-tenanting costs in the portfolio. We typically commence discussions with our tenants regarding their space requirements well in advance of their contractual expiration, and while each market is different, the majority of our leases, when signed, extend between 10 and 20 years. As a result, the average amount of leasable area in the total portfolio maturing annually is approximately 5%.

Brascan Corporation | 2004 Annual Report 17

Residential Properties

Our residential property business consists primarily of single family home building across North America with our established niche being in the mid to upper-end of the home building industry. We are one of the 20 largest home builders in the United States, with a significant base of operations in California and Virginia. We also build residential condominiums in Brazil and build homes and develop lots in Toronto and Calgary, and have done so successfully for over 20 years. The capital deployed and the cash flows generated by these operations over the past three years were as follows:

AS AT AND FOR THE YEARS ENDED DECEMBER 31		Book Value		Operating Cash Flow [1]
MILLIONS	Return on Assets [2]	2004	2003	2004	2003	2002

United States
California	48%	$414	$361	$184	$57	$50
Virginia	35%	196	110	53	27	21
Colorado	43%	22	25	10	3	(9)
Florida	—	4	91	—	—	(3)
Canada
Ontario	38%	16	26	8	5	3
Alberta	30%	90	68	24	23	33
Brazil	39%	76	57	26	16	10

	39%	$818	$738	$305	$131	$105

1	Revenue less cost of sales

2	As a percentage of average book value

Operating cash flow from our residential operations increased to $305 million in 2004, up from $131 million in 2003 and $105 million in 2002. This substantial increase reflected both higher selling prices and improved margins, as well as an increase in the number of homes and lot sales closed during the year. All of our major markets continued to experience strong demand due to favourable economic fundamentals and demographic trends. We own approximately 50% of the equity capital in our U.S. and Canadian operations and, accordingly, a corresponding proportion of the improved returns accrued to other investors which is reflected as minority interests of others in assets.

Home sales totalled 3,321 units for the year compared with 2,731 in 2003. Lot sales in 2004, including the bulk sale of lots to other builders, totalled 6,125 compared with 5,152 in 2003.

The book value of the assets employed in our residential business has increased in each of the past two years due to an increased level of activity, development of land and higher level of work in process.

Details of the home and lot sales by regional market, are as follows:

	Home Sales			Lot Sales [1]
YEARS ENDED DECEMBER 31 (UNITS)	2004	2003	2002	2004	2003	2002

United States
California	1,357	1,023	1,093	1,415	1,044	1,420
Virginia	523	505	461	864	745	791
Colorado	—	—	—	468	448	277
Florida	—	—	47	—	—	47
Canada
Ontario	339	318	374	339	318	468
Alberta	496	479	382	2,433	2,191	2,221
Brazil	606	406	535	606	406	535

Total	3,321	2,731	2,892	6,125	5,152	5,759

1	Including lots associated with home sales

18 Brascan Corporation | 2004 Annual Report

The average home sales price in 2004 for our home building operations was $416,000 per unit, an increase of 12% over 2003 levels. The increase in the average home price was due to a larger proportion of higher priced houses sold, and increased pricing on housing sales across virtually all markets in North America.

The backlog of orders for delivery in 2005, as at the date of this report was approximately 40% of expected 2005 closings.

Development Properties

Development properties consist predominantly of commercial property development sites, density rights and related infrastructure, and land owned and under option, held pending future development into income producing assets or for sale to other users or our own home building operations. These assets are owned to add value through obtaining building entitlements or for conversion into cash flow generating real estate. Development properties also include rural development properties in Brazil.

The composition of our development properties at December 31, 2004 and 2003 was as follows:

AS AT AND FOR THE YEARS ENDED DECEMBER 31		Book Value		Operating Cash Flow
MILLIONS	Potential Development	2004	2003	2004	2003		2002

Commercial development properties	22.1 million sq. ft.	$603	$509	$—	$—		$—
Residential lots – owned	35,658 lots	263	246	—	65	[1]	—
– optioned	14,919 lots	45	19	—	—		—
Rural development properties	135,000 acres	39	40	1	2		2

Total		$950	$814	$1	$67		$2

1	Realized gain on sale of lots

Commercial Development Properties

We maintain an in-house development capability to undertake commercial developments when the risk-adjusted returns are adequate and significant pre-leasing has been achieved. Commercial development properties at December 31, 2004 and 2003, included the following projects:

	Projected Office Density		Book Value
AS AT DECEMBER 31 (MILLIONS)	% owned	# of sq. ft. [1]	2004	2003

Commercial Office Projects
New York	100%	3,700,000
Toronto	25% to 65%	3,692,000
Calgary	100%	500,000
Denver	100%	400,000
São Paulo	100%	7,500,000
London, United Kingdom [2]	17%	735,000

		16,527,000	$449	$382
Residential Projects
São Paulo	100%	1,558,000
Rio de Janeiro	100%	4,030,000

		5,588,000	154	127

Total		22,115,000	$603	$509

1	Effective interest excluding partners

2	Proportionate share held indirectly through Canary Wharf Group plc

Currently our largest commercial office development property is a 1.2 million square foot divided interest in Three World Financial Center, the 2.1 million square foot third tower of our flagship World Financial Center complex in downtown Manhattan. We acquired the vacant property in 2002 at a substantial discount to replacement value and are in the process

Brascan Corporation | 2004 Annual Report 19

of securing tenants for the portion owned by us, which is expected to be 70% leased by the end of 2005. Also in New York is our Penn Station development in midtown New York which recently received increased permitting for 2.5 million square feet of office density.

We own a 50% interest in the Bay-Adelaide Centre development property, located in Toronto’s downtown financial district. This project includes below-grade infrastructure for 1.8 million square feet of office and residential space and a fully operational underground revenue-generating parking facility. We also own expansion rights for a third office tower at BCE Place, our flagship Toronto office complex, which would add approximately 800,000 square feet of density. We have similar rights to develop 500,000 square feet of office space at Bankers Hall in Calgary and 400,000 square feet for Republic Plaza in Denver.

In São Paulo, Brazil, we own the Green Valley Office Park, which currently encompasses 300,000 square feet of built office space. We also own density to build commercial office space of up to a further 7.5 million square feet, and residential condominium density of a further 1.5 million square feet, to be developed over the next fifteen years. In Rio de Janeiro, we own 4.0 million square feet of condominium density in Barra da Tijucca which will be built over the next 10 years.

Residential Development Properties

Residential development properties include land, both owned and optioned, which is in the process of being converted to residential lots, but not expected to enter the home building process for more than three years.

		Book Value
AS AT DECEMBER 31 (MILLIONS)	# of Lots	2004	2003

Residential lots – owned
United States	7,970	$110	$144
Canada	27,688	153	102

	35,658	263	246
Residential lots – optioned
United States	14,919	45	19

Total	50,577	$308	$265

Over the past two years, with strong markets we have chosen to sell additional development lots to other home builders, rather than continue to hold these lots for future conversion into homes for sale at a later date. We recorded gains of $65 million during 2003 on sales of this nature and, although we did not complete any significant transaction of a similar nature in 2004, we continue to pursue such opportunities.

We have elected to increase our use of options to control lots for future years in our most active markets in order to reduce risk. To that end, we have acquired options on nearly 15,000 lots in our U.S. markets in return for us providing our planning and development expertise to obtain the required entitlements.

Rural Development Properties

We own 135,000 acres of prime rural development land in the States of São Paulo and Minas Gerais in Brazil. These properties have, until recently, been utilized primarily for beef production, but are also suitable for the growing of soy beans and sugar cane for the production of ethanol. A substantial increase in the world-wide consumption of ethanol to add to or use as a substitute for gasoline has resulted in a significant increase in the value of lands which are suitable for sugar cane

20 Brascan Corporation | 2004 Annual Report

growing. Accordingly, we are in the process of entering into long-term land leases with operators of large sugar cane processing facilities. During 2004 we set aside approximately 30,000 acres to lease for 20-year terms to earn growing annual cash flows significantly in excess of those previously received. We will continue to retain ownership in the land, which we expect to appreciate further in value.

Property Services

We operate a broad array of property services which leverage our industry presence. These services include commercial property brokerage and investment banking services, and residential and commercial property services. The composition of our property services operations at December 31, 2004 and 2003 was as follows:

AS AT AND FOR THE YEARS ENDED DECEMBER 31		Book Value		Operating Cash Flow [1]
MILLIONS	Return on Assets [2]	2004	2003	2004	2003	2002

Commercial Brokerage and Advisory Services		$8	$8	$10	$4	$2
Brookfield LePage Facilities Management		10	9	4	3	2
Brookfield Residential Management Services		3	4	1	1	1
Centract Residential Property Services		30	27	1	10	9

Total	32%	$51	$48	$16	$18	$14

1	Revenue less operating cost

2	As a percentage of average book value

Although the aggregate operating cash flow from property services is relatively small in comparison to that generated by our other property operations, the return on capital employed is significant. In addition to benefitting our clients, these operations complement our other property operations and broaden our market knowledge.

Commercial brokerage and advisory services are provided through Royal LePage Commercial. These include commercial leasing, sales, appraisal and brokerage services across Canada. This operation has the largest share of many major markets across Canada. Our advisory services group leverages our commercial brokerage, bridge lending and asset management operations to earn fees and also assists in developing opportunities for our other operations. The Brascan Financial Real Estate Group provides financing, advisory and investment banking and brokerage services throughout North America.

Brookfield LePage Facilities Management, one of the largest facilities management operations in Canada, is owned 40% by Brascan in partnership with Johnson Controls, the largest facilities management operator in the world. Our joint venture manages close to 100 million square feet of premises for major corporations and governments, and continues to benefit from the trend towards outsourcing of facilities management worldwide.

Brookfield Residential Management Services manages premier condominium and apartments in Canada, providing management services to approximately 35,000 upscale residential units.

Centract Residential Property Services provides a wide array of services to homeowners, corporations and institutions, such as mortgage settlement, home appraisal, relocation and move-in services. We also provide services to the Royal LePage property franchise network, a residential property brokerage organization with 10,000 agents across Canada. Royal LePage brokered one in five of all homes sold in Canada in 2004. A public royalty trust was established during 2003 to finance the ownership of franchise contracts associated with this business. This enabled us to reduce the capital committed to the business by approximately $100 million.

Brascan Corporation | 2004 Annual Report 21

Power Generating Operations

Our power generating operations are predominantly hydroelectric facilities located on river systems in North America, many of which contain reservoirs that enable us to generate increased revenues through the sale of power during periods of high demand. These operations are predominantly 100% owned by the company, although we do share ownership of some facilities with co-investors, including operations which are held through a publicly listed income trust. We anticipate sharing the ownership of additional assets with institutional partners once we have achieved sufficient scale in this business, similar to our strategy for our commercial property portfolio.

The capital deployed and operating cash flows produced by our power generating operations are as follows:

AS AT AND THE YEARS ENDED FOR DECEMBER 31	Installed	Return on	Book Value		Operating Cash Flow
MILLIONS	Capacity (MW)	Assets [1]	2004	2003	2004	2003	2002

Ontario	957	13%	$1,122	$977	$140	$102	$83
Quebec	266	17%	359	328	57	33	40
British Columbia	127	13%	80	71	10	7	5
New England	199	14%	262	228	34	16	15
New York	779	8%	839	—	17	—	—
Other	294	7%	386	323	25	14	10

Total	2,622	11%	$3,048	$1,927	$283	$172	$153

1	As a percentage of average book value

As at December 31, 2004, we owned operating interests in 120 power generating stations with a combined generating capacity of 2,622 megawatts. Since year end, we have acquired 2 additional stations with a combined generating capacity of 23 megawatts and have entered into agreements to acquire interests in nine other hydroelectric generating stations with a combined generating capacity of 772 megawatts. Of our existing stations, all but three are hydroelectric facilities located on river systems in seven geographic regions, specifically Ontario, Quebec, British Columbia, New York, New England, Louisiana and southern Brazil. This distribution provides important diversification of water flows to minimize the overall impact of fluctuating hydrology. Our storage reservoirs contain sufficient water to produce approximately 20% of our total annual generation and provide partial protection against short-term changes in water supply. The reservoirs also enable us to optimize selling prices by generating and selling power during higher-priced peak periods. Our facilities produce approximately 10,500 gigawatt hours of electricity annually based on average water flows, more than double our annual generation capacity of five years ago.

Operating cash flow from our power generating business increased 65% in 2004 to $283 million from $172 million in 2003 and $153 million in 2002. Operating assets in this business, at book value, increased from $1.6 billion at the end of 2002 to $3.0 billion at the end of 2004 as a result of acquisitions and the development of new facilities, as well as the increased carrying value of our Canadian operations due to currency appreciation.

We expect the operations owned at year end to contribute approximately $360 million of operating cash flow based on current pricing and average hydrology. The application of a capitalization rate to this cash flow yields the following values for our portfolio:

	Operating	Book Value	Capitalization Value
MILLIONS	Cash Flow [1]	2004	5.0%	6.0%	7.0%	8.0%

Power generating facilities	$360	$3,048	$7,200	$6,000	$5,150	$4,500

1	Expected annualized operating cash flow based on year end capacity, current in-place pricing and average hydrology

The book value is lower than the intrinsic value because the assets have either been held for many years and therefore depreciated for accounting purposes which, in our view, is inconsistent with the nature of hydroelectric generating assets; or because we have been successful in acquiring, developing and upgrading many of our facilities on an attractive basis.

22 Brascan Corporation | 2004 Annual Report

The high end of the value range reflects our belief that hydroelectric generating facilities will over time become increasingly attractive to investors due to the quality of their cash flows.

Components of Operating Cash Flow

The following table illustrates the components of the change in operating cash flows from the company’s power generating business during the past three years:

YEARS ENDED DECEMBER 31 (MILLIONS)	2002 – 2004	2004	2003	2002

Prior year’s net operating income	$92	$172	$153	$92
(i) Hydrology variations within existing capacity	32	27	(10)	15
(ii) Variation in prices and operational improvements	55	50	(8)	13
(iii) Capacity additions	104	34	37	33

Current year operating cash flow	$283	$283	$172	$153

(i) Hydrology variations within existing capacity

Generation from existing capacity increased to 6,818 gigawatt hours during the year, a significant increase from the 4,231 gigawatt hours generated in 2003. The increase was due to a return to normal water conditions following unusually dry conditions in northern Ontario and western Quebec during the first half of 2003. The variance in water conditions increased cash flow from our power generating operations by $27 million in 2004 compared to a decrease of $10 million in 2003. The continued expansion of our operating base into different watersheds and river systems should reduce the relative significance of hydrology variances in any one region in the future. Water levels in the fourth quarter were slightly below long-term averages. However all facilities are currently operating at or above average generation levels.

(ii) Variation in prices and operational improvements

During 2004 we successfully restructured a number of our power sales arrangements to increase the base level of revenue pricing, many of which have clauses to provide for price increases every year, primarily linked to inflation. The total increase was $50 million. Our reservoirs enable us to capture peak pricing by storing water for utilization during periods of high demand. We experienced lower prices during 2003, relative to the higher price environment which occurred during the weather extremes in 2002.

(iii) Capacity additions

We have increased our generating capacity significantly over the past three years through acquisitions and selective development. Most of the capacity additions in 2004 occurred at the end of the third quarter, and accordingly, were not fully reflected in the current year’s results. Nonetheless, additional capacity contributed $34 million in 2004, compared with $37 million in 2003 and $33 million in 2002. The additional facilities also further the diversification of our watersheds, thereby reducing hydrology risk, and position us as a leading generator in Ontario and an important participant in the New York and New England electricity markets.

Operating Margins

Our power generating operations are among the lowest cost producers of electricity in North America, with cash operating costs averaging 1.6 cents per kilowatt hour. This compares favourably with other forms of power generation. Our low cost structure results from the high quality of our assets, the continued application of new technology and the recent re-turbining of many of our facilities. Our power plants are also environmentally preferable to most other forms of electricity generation and produce virtually no harmful emissions.

Based on average hydrology and current power prices, our operations are capable of generating $360 million of annual operating cash flows:

Brascan Corporation | 2004 Annual Report 23

AS AT DECEMBER 31, 2004	Per Kilowatt Hour		Total [1]

	(CENTS)		(MILLIONS)
Revenue	4.8		$504
Expenses	(1.6	) [2]	(166)

Operating cash flow	3.2		338
Transmission and distribution			22

			$360

1	Based on in-place capacity of 2,622 MW and average generation of 10,482 GWh

2	Includes fuel for gas plants

Contract Profile

We endeavour to maximize the stability and predictability of our power generating revenues through the use of contracts to minimize the impact of price fluctuations, by diversifying watersheds, and by utilizing water storage reservoirs to minimize fluctuations in annual generation levels.

Approximately 70% of our projected 2005 revenue is subject to long-term bilateral and fixed-price power sales contracts or regulated rate-base arrangements. The remaining revenue is generated through the sale of power on a wholesale basis. The level of contracted revenue is lower than our target of 80% to 85% because power generated by the recently acquired New York operations was not contracted at the time of acquisition. Approximately 50% of this output was subsequently contracted on a short-term basis with the objective of establishing longer term contracts in the future.

Our long-term sales contracts have an average term of 13 years and the counterparties are almost exclusively customers with long-standing favourable credit histories or have investment grade ratings. Our policy is to use financial contracts which typically have a term of between one and three years to lock in the future price of uncommitted power generation such that between 15% and 20% of total revenues is based on spot pricing. All power that is produced and not otherwise sold under a contract is sold in wholesale electricity markets, and due to the low variable cost of hydroelectric power and the ability to concentrate generation during peak pricing periods, we are able to generate attractive margins on non-contracted power. This approach provides an appropriate level of revenue stability, without exposing the company to undue risk of contractual shortfalls and also provides the flexibility to enhance profitability through the production of power during peak price periods.

A brief description of our power operations in each of our major markets follows.

Ontario

Our power operations in northern Ontario include 17 hydroelectric generating stations on six river systems in northern Ontario, with a combined generating capacity of 847 megawatts, and one 110 megawatt natural-gas fired cogeneration plant located in Sault Ste. Marie. Our transmission and distribution operations in northern Ontario consist of approximately 726 km of 44 kilovolt (“kV”) to 230 kV transmission lines and 11 distribution sub-stations that serve approximately 11,500 customers. In November 2004, we were selected by the Ontario Government to develop two wind power projects with almost 150 megawatts of capacity. Construction on these projects is expected during 2005 and 2006.

			Long-term
			Average
	Installed	Generating	Generation	Book Value		Operating Cash Flow
AS AT AND FOR THE YEARS ENDED DECEMBER 31	Capacity	Stations	2004	2004	2003	2004	2003	2002

	(MW)		(GWh)	(MILLIONS)		(MILLIONS)
Lake Superior Power	110	1	850	$105	$105
Mississagi Power [1]	488	4	750	274	258
Sault Power	203	5	906	492	409
Wawa Power	156	8	756	251	205

	957	18	3,262	$1,122	$977	$140	$102	$83

1	Held Through 50% Owned Great Lakes Hydro Income Fund

24 Brascan Corporation | 2004 Annual Report

Operating cash flow increased substantially during 2004 due to a 4% increase in generation as well as improvements in pricing achieved as a result of re-marketing contracts and increasing the proportion of power dispatched during peak demand periods.

Quebec

Our operations in western Quebec consist of five hydroelectric generation stations on three tributaries of the Ottawa River, with a combined generating capacity of 266 megawatts. These operations have four key interconnections with the Quebec power grid and two with the Ontario power grid.

			Long-term
			Average
	Installed	Generating	Generation	Book Value		Operating Cash Flow
AS AT AND FOR THE YEARS ENDED DECEMBER 31	Capacity	Stations	2004	2004	2003	2004	2003	2002

	(MW)		(GWh)	(MILLIONS)		(MILLIONS)
Lièvre River Power [1]	238	3	1,418	$271	$248
Pontiac Power	28	2	210	88	80

	266	5	1,628	$359	$328	$57	$33	$40

1	Held through 50% owned Great Lakes Hydro Income Fund

Operating cash flow improved during 2004 due to a 14% increase in generation as well as improved margins arising from re-contracting and by utilizing our interconnections to facilitate sales into higher priced markets.

British Columbia

Our operations in British Columbia include three hydroelectric power generating stations with a combined generating capacity of 127 megawatts. During 2004, we added a third generating unit to the recently constructed Pingston Power station near Revelstoke, B.C., increasing its capacity to 45 megawatts.

			Long-term
			Average
	Installed	Generating	Generation	Book Value		Operating Cash Flow
AS AT AND FOR THE YEARS ENDED DECEMBER 31	Capacity	Stations	2004	2004	2003	2004	2003	2002

	(MW)		(GWh)	(MILLIONS)		(MILLIONS)
Powell River Energy [1]	82	2	261	$48	$44
Pingston Power	45	1	95	32	27

	127	3	356	$80	$71	$10	$7	$5

1	Held through 50% owned Great Lakes Hydro Income Fund

New England

Our New England operations include seven hydroelectric generating stations in Maine and eight hydroelectric generating stations in New Hampshire, with a combined generating capacity of 174 megawatts. During 2004, we completed construction of the 25 megawatt White Mountain cogeneration facility in Berlin/Gorham.

			Long-term
			Average
	Installed	Generating	Generation	Book Value		Operating Cash Flow
AS AT AND FOR THE YEARS ENDED DECEMBER 31	Capacity	Stations	2004	2004	2003	2004	2003	2002

	(MW)		(GWh)	(MILLIONS)		(MILLIONS)
Maine Power [1]	129	7	748	$180	$177
New Hampshire Power [1]	45	8	262	49	51
White Mountain, NH	25	1	184	33	—

	199	16	1,194	$262	$228	$34	$16	$15

1	Held through 50% owned Great Lakes Hydro Income Fund

Brascan Corporation | 2004 Annual Report 25

Operating cash flow increased substantially during 2004 reflecting a full year of contribution from operations acquired in November 2003 and early 2004, and a return to normal water conditions following particularly dry conditions in the first half of 2003.

New York

In September 2004, we established our operations in New York State through the acquisition of 72 power stations for approximately $900 million including working capital. These stations have a combined generating capacity of 779 megawatts and long-term average generating capacity of 2,933 GWh. They include 71 hydroelectric power generating stations located on 14 river systems in upstate New York, and one 105 megawatt dual-fired cogeneration station in East Syracuse.

			Long-term
			Average
	Installed	Generating	Generation	Book Value		Operating Cash Flow
AS AT AND FOR THE YEARS ENDED DECEMBER 31	Capacity	Stations	2004	2004	2003	2004	2003	2002

	(MW)		(GWh)	(MILLIONS)		(MILLIONS)
Hudson River Power	237	12	915	$272	$—
St. Lawrence River Power	223	30	1,096	313	—
Lake Ontario Power	214	29	892	221	—
East Syracuse	105	1	30	33	—

	779	72	2,933	$839	$—	$17	$—	$—

Operating cash flow in 2004 includes the period from September 29, 2004, the date of acquisition. We expect these operations to contribute approximately $90 million of annual net operating income on a normalized basis.

Other Power Operations

Our other power operations include our interest in Louisiana Hydroelectric Power, which operates a 192 megawatt run-of-the-river facility on a diversion of the Mississippi River, and five hydroelectric stations in southern Brazil with 102 megawatts of capacity, two of which we acquired in 2004. Our Brazilian power stations are located in the states of Minas Gerais, Paraná and Rio Grande do Sul, and are operated from our office in Curitiba. In December 2004, we announced an agreement to acquire six additional hydroelectric stations in the State of Minas Gerais with a combined generating capacity of 76 megawatts.

			Long-term
			Average
	Installed	Generating	Generation	Book Value		Operating Cash Flow
AS AT AND FOR THE YEARS ENDED DECEMBER 31	Capacity	Stations	2004	2004	2003	2004	2003	2002

	(MW)		(GWh)	(MILLIONS)		(MILLIONS)
Louisiana HydroElectric Power	192	1	677	$244	$228
Brazil	102	5	432	90	50
Development properties			—	52	45

	294	6	1,109	$386	$323	$25	$14	$10

Operating cash flow increased due to the additional Brazilian operations and higher generation levels at Louisiana HydroElectric Power.

The book value of our investment in Louisiana HydroElectric Power represents our 75% equity interest in the project, which we do not consolidate as we do not have voting control at this time. We expect to consolidate this entity in our accounts beginning in 2005 under new accounting requirements for variable interest entities. The book value of Louisiana HydroElectric Power’s assets at year end was $1.0 billion, financed by $0.8 billion of project specific debt.

26 Brascan Corporation | 2004 Annual Report

Funds Management

We manage dedicated investment funds for ourselves and on behalf of institutional and other investors. Our current industry focus is on property and long-life infrastructure assets.

In addition, we hold a proprietary portfolio of private equity investments consisting of interests in businesses that we believe are undervalued and are being held until such time as they may be sold for a higher value or combined with our core operations. In the meantime we actively manage these investments and pursue alternatives to restructure or optimize these businesses to enhance their value.

The following table shows the assets under management at December 31, 2004 and 2003, together with the associated operating cash flows:

	Return on	Assets Under
AS AT AND FOR THE YEARS ENDED DECEMBER 31	Assets [1]	Management [2]	Book Value		Operating Cash Flow
MILLIONS	2004	2004	2004	2003	2004	2003	2002

Bridge Lending Fund	10%	$1,148	$698	$265	$40	$21	$37
Real Estate Finance Fund	12%	627	103	157	15	8	—
Restructuring Fund	24%	366	95	64	19	8	9
Real Estate Opportunity Fund	—	210	80	—	—	—	—
Timber Management Fund	11%	87	87	89	10	4	2
Private Equity Fund	5%	750	750	844	40	32	41
Structured Products and Capital Markets	9%	1,775	1,420	561	85	95	84
Traditional assets under management	—	3,208	2	—	1	—	—
Office properties under management[3]	—	2,200	—	—	—	—	—
Other	—	140	140	115	9	30	5

Total	8%	$10,511	$3,375	$2,095	$219	$198	$178

[1]	As a percentage of average book value

[2]	Represents capital committed or pledged by Brascan and co-investors, including the book value of our invested capital

[3]	Management fees included in property income

We believe that the combination of our operating experience and knowledge of a number of industries, together with our financial capabilities, enables us to earn superior risk-adjusted returns in our selected areas of investment. This, combined with our willingness and ability to invest significant capital alongside our co-investors, makes us an attractive investment partner.

Of the $10.5 billion which we manage in this business, $3.4 billion represents our own capital. We expect that the amounts managed on behalf of partners will grow substantially over time. This should result in increased returns on our capital as we earn management and performance based incentive fees. As many of these funds have only recently been launched, performance fees earned to date have been modest, although we expect these to grow over time.

We continue to own financial assets directly which we acquired prior to establishing our investment funds or because they do not fit the specific mandate of any one of our current funds.

Brascan Corporation | 2004 Annual Report 27

The following table shows operating cash flows generated by our funds management operations:

YEARS ENDED DECEMBER 31 (MILLIONS)	2004	2003	2002

Investment income
Interest	$70	$58	$43
Dividends	24	34	30
Capital gains	39	40	31
Net fee income	46	34	33

	179	166	137
Private equity investment income	40	32	41

	$219	$198	$178

Operating cash flows increased to $219 million in 2004, an increase of 11% over 2003 which in turn was higher than 2002. Net fee income increased to $46 million in 2004 as a result of a higher level of activity and more assets under management. Higher interest income reflects higher levels of interest bearing securities and loans held during the year.

The value of our funds management business is determined by the value of our invested capital together with the value of the associated net fee stream, which in 2004 totalled $46 million. We are in the early stage of building these cash flows and, accordingly, are incurring a proportionately higher level of start-up costs. Based on net fee incomes that we expect will increase significantly, the incremental value of this business is currently between $500 million and $1 billion, using multiples of 10 to 20 times. This is in addition to the appreciation in value the of assets we own in our various Funds.

Bridge Lending Fund

The Bridge Lending Fund is a C$1 billion fund dedicated to providing bridge loans, primarily in Canada. The Fund leverages our 20-year history of offering tailored lending solutions to companies in need of access to short-term financing. We have committed 45% of the Fund’s capital and our institutional partners have committed the balance. For larger transactions, we may invest directly and have granted co-investment rights to our partners to allow them to participate in a similar manner.

	Assets Under
AS AT AND FOR THE YEARS ENDED DECEMBER 31	Management [1]	Book Value		Operating Cash Flow
MILLIONS	2004	2004	2003	2004	2003	2002

Bridge Lending Fund	$833	$383	$28	$14	$2	$—
Directly held bridge and corporate loans	315	315	237	26	19	37

Total	$1,148	$698	$265	$40	$21	$37

1	Represents capital committed by Brascan and co-investors, including invested capital

Loans advanced during the year by the Fund include a $200 million loan to Atlas Cold Storage, an industrial storage company, and a $200 million loan to Unibord, a manufacturer of wood panel products. The Fund’s management team reviewed over $4 billion of financing opportunities and issued funding commitments totalling $800 million. A total of $575 million was advanced during the year to 11 clients. We also hold $315 million of bridge and corporate loans, which represent co-investments or were originated prior to the establishment of the Fund.

28 Brascan Corporation | 2004 Annual Report

Real Estate Finance Fund

The Real Estate Finance Fund was launched in 2002 as a $600 million fund to finance the ownership of real estate properties on a basis which is senior to traditional equity, but subordinate to traditional first mortgages or investment grade debt. The Fund combines our own 35-year track record in real estate and finance with an experienced New York-based management team. We have agreed to provide $200 million of capital and institutional investors will provide the balance of $400 million.

	Assets Under
AS AT AND FOR THE YEARS ENDED DECEMBER 31	Management [1]	Book Value		Operating Cash Flow
MILLIONS	2004	2004	2003	2004	2003	2002

Real Estate Finance Fund	$600			$15	$8	$—
Office property loans		$43	$56
Retail property loans		8	56
CMBS REIT		15	45
Collateralized debt obligation notes		10	—

	600	76	157	15	8	—
Directly held	27	27	—	—	—	—

Total	$627	$103	$157	$15	$8	$—

1	Represents capital committed by Brascan and co-investors, including invested capital

During 2004, the Fund acquired 35 loan positions with an aggregate investment of $436 million. Significant transactions included the acquisition of a $70 million junior mortgage on the Bank of America Center in San Francisco, and $65 million in mezzanine financing on a diversified portfolio of long-term health care centers in the U.S.

The Fund also established a $350 million collateralized debt obligation facility with a group of institutional lenders who have committed low cost funding for a seven-year term to finance the acquisition of mortgage loan securities. This financing provides a stable source of funding that will enable the Fund to achieve higher returns for its investors, including Brascan.

In 2005, we plan to expand our operations to the U.K. with the increase of the Fund’s mandate to include European opportunities.

Restructuring Fund

The Tricap Restructuring Fund was launched in 2002 as a C$415 million restructuring fund, to invest long-term capital in companies facing financial or operational difficulties in industries where we have expertise. The Fund benefits from our 20 year record of restructuring companies experiencing financial and operational difficulties. We have committed C$200 million of the capital and institutional investors have provided the balance.

	Assets Under
AS AT AND FOR THE YEARS ENDED DECEMBER 31	Management [1]	Book Value		Operating Cash Flow
MILLIONS	2004	2004	2003	2004	2003	2002

Tricap Restructuring Fund	$347			$13	$6	$4
Western Forest Products		$15	$31
Concert Industries		37	—
Other		24	—

	347	76	31	13	6	4
Directly held restructuring assets	19	19	33	6	2	5

Total	$366	$95	$64	$19	$8	$9

1	Represents capital committed by Brascan and co-investors, including invested capital

During the year, we completed the restructuring of Western Forest Products (formerly Doman Industries), a western Canadian forest products company. We recovered the full amount of our initial fund investment of $62 million on the reorganization, with the Fund continuing to hold an 18% interest in Western Forest, received through the restructuring. The 18% interest has a current investment value of $30 million.

Brascan Corporation | 2004 Annual Report 29

We recently advanced $75 million to acquire the senior secured debt of Concert Industries, a leading manufacturer of air woven consumer tissue products. Tricap sponsored the restructuring of this company, and in return received a 100% common equity interest in Concert which will be operationally restructured over the next few years.

Directly held restructuring assets relate to co-investment positions and assets owned prior to the establishment of the Fund.

Real Estate Opportunity Fund

Our Real Estate Opportunity Fund was launched in 2003 as a C$250 million property fund to invest in underperforming commercial properties. Premier office properties will continue to be pursued through our direct property operations or a planned core property fund. The Fund has a dedicated management team which had previously been pursuing similar types of activities within our commercial property operations for many years. We provided the initial capital and will raise funds from other investors after the origination of a number of initial investments.

	Assets Under
AS AT AND FOR THE YEARS ENDED DECEMBER 31	Management [1]	Book Value		Operating Cash Flow
MILLIONS	2004	2004	2003	2004	2003	2002

Real Estate Opportunity Fund	$210	$80	$—	$—	$—	$—

1	Represents capital committed by Brascan and co-investors, including invested capital

Our objective is to acquire underperforming real estate which, through our management, leasing and capital investment expertise, can be enhanced to provide a superior return on capital. We completed several investments since inception including the acquisition of a $69 million office property portfolio in Indianapolis and an $11 million redevelopment asset in Toronto. We are currently examining a number of attractive investment opportunities and expect to significantly increase invested assets during 2005.

Timber Management Fund

We currently own 440,000 acres of timberlands located in Maine and in the State of Paraná in Brazil. These lands generated net operating cash flow of $10 million in 2004 and have a book value of $87 million. We also own, through our investment in Fraser Papers, an indirect 42% interest in timberlands in Maine and New Brunswick, which include one million acres owned outright and a further 1.3 million acres managed under license.

	Assets Under
AS AT AND FOR THE YEARS ENDED DECEMBER 31	Management	Book Value		Operating Cash Flow
MILLIONS	2004	2004	2003	2004	2003	2002

Timber Management Fund
Directly held	440,000	$87	$89	$10	$4	$2
Indirect holdings [1]	2,300,000	—	—	—	—	—

Total	2,740,000	$87	$89	$10	$4	$2

1	Held indirectly through our 42% ownership interest in Fraser Papers

In 2003, we assembled a team of forest management professionals to expand our timber management operations and to ultimately establish a Timber Management Fund. We have formed relationships with institutional investors who wish to acquire timber assets and we are currently jointly examining a number of promising opportunities.

30 Brascan Corporation | 2004 Annual Report

Private Equity Fund

We own a number of private equity investments which will either be sold once value has been maximized or integrated into our core operations. Within our areas of expertise, we continue to seek new investments of this nature and dispose of more mature assets. The following table sets out the investments in our proprietary private equity fund, together with associated cash flows and gains:

AS AT AND FOR THE YEARS ENDED DECEMBER 31		# of	%	Book Value		Operating Cash Flow
MILLIONS	Location	Shares	Interest	2004	2003	2004	2003	2002

Forest products
Norbord Inc.	North America/UK	53.8	36%	$177	$356	$19	$18	$16
Fraser Papers Inc.	North America	12.8	42%	204	—	—	—	—
Katahdin Paper Company, LLC	Maine	—	100%	85	76	(1)	(2)	—
Business Services
Banco Brascan, S.A.	Rio de Janeiro	—	40%	59	45	4	3	13
Privately held	Various	—	—	81	89	11	9	7
Publicly listed	Canada	—	—	86	72	3	—	(1)
Mining and metals
Coal lands	Alberta	—	100%	58	53	4	4	5
Northgate Exploration Limited	British Columbia	—	—	—	—	—	—	1
Real Estate
Canary Wharf Group, plc	London, UK	—	—	—	153	—	—	—

Total				$750	$844	$40	$32	$41

Norbord Inc.

We own approximately 54 million shares, representing a 36% interest in Norbord Inc. (“Norbord”). The book value of this investment was $177 million at year end. We issued debentures during 2004 that are exchangeable into 20 million of these shares and which are reflected as a liability at year end of $195 million. Accordingly, our net interest in Norbord is approximately 34 million shares, or 23%, and had a quoted market value at year end of approximately $349 million.

Norbord is an international producer of wood panels with operations in the United States, Canada and Europe. The company’s principal product is oriented strandboard (“OSB”). Norbord contributed $19 million of dividends to our cash flow together with a $63 million gain as described below.

During 2004, Norbord distributed its paper operations to shareholders as a newly formed public company, Fraser Papers Inc. and concurrently changed its name from Nexfor Inc. At the same time, Norbord paid a special dividend of C$1.00 per share.

We also monetized approximately half of our investment in Norbord during the year through the sale of 10 million Norbord common shares and the issuance of debentures exchangeable into a further 20 million Norbord common shares, all at a price of C$12.75 per share. Including the special dividend, we generated proceeds from this investment of approximately $300 million and a realized pre-tax gain of $63 million.

Norbord reported net income of $326 million ($2.21 per share) during 2004, which represents a substantial increase from the $126 million ($1.12 per share) earned during 2003 on a comparable basis. This increase was driven largely by a very strong pricing environment for panel products, particularly OSB, in addition to expanded capacity and operating efficiencies.

Norbord is traded on the Toronto Stock Exchange. Further information on Norbord is available through its web site at www.norbord.com.

Brascan Corporation | 2004 Annual Report 31

Fraser Papers Inc.

We own approximately 13 million common shares of Fraser Papers, which we received on the distribution of this business from Norbord during the year. These shares represent a 42% equity interest in Fraser and have a book value of $204 million.

Fraser Papers produces a wide range of specialty paper products from its operations which are located principally in Maine and New Brunswick. The company also owns one million acres of timberlands and operates a further 1.3 million acres under provincial license.

Fraser Papers reported a net loss of $43 million during 2004, which represents a substantial improvement from the loss of $92 million incurred during 2003. The improved results were driven largely by the stabilization of the paper markets and the impact of cost reductions. Fraser Papers will continue to explore opportunities to improve its operating base. Although prices for the products produced by Fraser have been weak in recent months, the business is cyclical in nature and over the long term we expect substantially improved operating results.

Fraser Papers is traded on the Toronto Stock Exchange. Further information on Fraser Papers is available through its web site at www.fraserpapers.com.

Katahdin Paper Company, LLC

We own a 280,000 ton per year directory paper producer in East Millinocket, Maine and a 185,000 ton per year supercalender fine paper producer in Millinocket, Maine, which together operate under the name Katahdin Paper. These operations were acquired out of a third party bankruptcy in April 2003. The directory plant was restarted in 2003 and is currently generating positive cash flows. The supercalender plant was restarted in June 2004 and is expected to reach full production in the near future.

Banco Brascan, S.A.

We own 40% of Banco Brascan, which is a Brazilian investment bank based in Rio de Janeiro and São Paulo, Brazil. The balance of the company is owned 40% by Mellon Financial Group and 20% by management. Banco Brascan advises, lends to and provides asset management services to domestic and foreign companies in Brazil.

Privately Held

Privately held business service investments include a joint venture with the Accor Group of France which owns and manages the Accor Group hotel brands in Brazil, including Novotel, Sofitel, Ibis and Formula One, and a voucher services business in Brazil, which provides paper and electronic vouchers to corporations which utilize them in their compensation programs for employees and for the purchase of motor fuel and other purposes.

Publicly Listed

Publicly listed business service investments include controlling interests in NBS Technologies Inc. and MediSolution Ltd. NBS provides secure identification solutions, financial transaction services and operates a commerce gateway that facilitates electronic payment processing. MediSolution Ltd. develops and manages medical human resources management software and systems to the hospital industry, primarily in Canada.

Coal Lands

Brascan owns the coal rights under approximately 475,000 acres of freehold lands in central Alberta. These lands supply approximately 11% of Alberta’s coal-fired power generation through the production of approximately 12 million tonnes of coal annually. Royalties from this production generate $4 million of operating cash flow and provide a stable source of income as they are free of crown royalties and require no holdings costs. In addition, we own a 3.5% net profit interest in 75 million tonnes of proven reserves, and 25 million tonnes of potential reserves of high quality metallurgical coal in British Columbia.

32 Brascan Corporation | 2004 Annual Report

Northgate Exploration Limited

We held a 42% interest in Northgate Exploration Limited until its sale in November 2003. Northgate is a publicly traded mid-tier gold producer. This investment resulted from the successful restructuring of the Kemess gold mine in British Columbia. On completion of the financial and operational restructuring, we sold our interest in Northgate through a broad public distribution in the capital markets, recognizing a gain of $57 million which is included in Property and Disposition Gains.

Canary Wharf Group, plc

At the beginning of 2004, we owned approximately 96 million shares of Canary Wharf Group, plc which owns high quality commercial property interests in London, United Kingdom. Our initial shareholdings were purchased in 2003 following a precipitous decline in their trading value. Along with several institutional partners, we formed an investment group that made an offer to the existing shareholders of Canary Wharf Group, plc in 2004 to acquire a larger equity interest and operational control of the company. Although unsuccessful in our offer, we were able to increase our interest through subsequent purchases to 17% and, together with investment partners, a combined 34%. Following the conclusion of the takeover offer process, we transferred this investment to our real estate operations in accordance with our long term intentions with respect to these assets and their correlation with our core commercial real estate operations.

Structured Products and Capital Market Investments

We have developed a number of structured products directed towards both retail and institutional investors. In addition, we maintain portfolios of public securities such as high yield bonds, preferred shares and common equities. The capital invested in these activities at year end was $1.4 billion, with nearly $1.8 billion under management.

	Assets Under
AS AT AND FOR THE YEARS ENDED DECEMBER 31	Management [1]	Book Value		Operating Cash Flow
MILLIONS	2004	2004	2003	2004	2003	2002

Reinsurance portfolio	$991	$991	$288	$32	$23	$23
Brascan SoundVest Funds	188
Titanium Asset Backed Trust	167
Securities portfolios	429			53	72	61
High yield bonds		122	86
Equity securities		307	187

Total	$1,775	$1,420	$561	$85	$95	$84

1	Represents capital committed by Brascan and co-investors, including invested capital

Our reinsurance operations raised $100 million from institutional investors during 2004, reducing our ownership interest from 100% to 80%. The assets deployed in this business consist largely of fixed income securities, which increased during the year with the continued expansion of this business. We also launched two retail product offerings under the names of Brascan SoundVest Diversified Income Fund, a fund of income trusts, and Brascan SoundVest Total Return Fund, a diversified fund of income trusts, common shares and other equity securities. Investment advisory and portfolio management services are provided by SoundVest Capital Management Ltd., which is 50%-owned by Brascan. In 2003 we launched Titanium Trust, an asset backed trust which finances receivables and other assets acquired from our own operations, as well as from others. This trust issues short-term asset backed commercial paper and medium-term notes, and will over time assist in lowering our overall cost of capital.

We continued to actively invest in high yield bonds and other publicly traded securities. These activities, which utilize the knowledge and experience gained from our operating activities, rely on careful due diligence and a value based investment philosophy. The dramatic strengthening of the high yield markets provided us with exceptional returns during the previous two years.

From time to time, in our areas of industry expertise, we also take positions in securities which we believe to be undervalued which are included in our equity security portfolios.

Brascan Corporation | 2004 Annual Report 33

Traditional Assets Under Management

While we have focussed principally on alternative assets under management, we have also established joint ventures and have invested relatively small amounts of capital with a number of traditional managers of equity and fixed income. Our infrastructure and position in the capital markets assists our partners to expand their businesses with confidence and these relationships provide us with additional perspective on the financial markets. In 2004, we formed Brascan Strategic Asset Management, a New York based investment manager specializing in fixed income products, which has grown rapidly.

			Assets Under
			Management
Manager	% Ownership	Investment Type	2004

			(MILLIONS)
Brascan Strategic Asset Management	100%	Equities/Fixed Income	$1,500
Highstreet Asset Management	35%	Equities/Fixed Income	833
Mavrix Fund Management	10%	Mutual Funds	417
SoundVest Capital Management	50%	Equities/Fixed Income	458

Total			$3,208

Office Properties Under Management

We currently manage $2.2 billion of commercial properties held by institutional investors that represent co-ownership interests in our core commercial property portfolio. The fees earned on these activities are included in property income. We are currently developing a core office property fund that will expand our real estate assets under management and associated fees and will enhance our return from future office property acquisitions.

Investment In Noranda

We own approximately 123 million shares, or 42% of Noranda Inc. Our investment had a book value of $1.4 billion and a stock market value of $2.2 billion at December 31, 2004.

AS AT AND FOR THE YEARS ENDED DECEMBER 31		Book Value		Dividends Received
MILLIONS	# of Shares	2004	2003	2004	2003	2002

Noranda common shares	122.6	$1,374	$1,196	$45	$49	$48

Noranda is a base metals company with over $9 billion of assets. The major commodities produced are nickel, copper, zinc and aluminum, which experienced significant increases in demand and prices over the past year, and into 2005. As a result, Noranda continues to benefit from increased profit margins for most of its products and, accordingly, we expect the company to report strong operating earnings and cash flows during 2005.

The following table shows Noranda’s segmented cash flow from operations and net income:

YEARS ENDED DECEMBER 31 (MILLIONS)	2004	2003

Cash flow from operations
Copper	$894	$313
Nickel	680	323
Aluminum	119	59
Zinc	72	4
Unallocated costs	(412)	(122)

Cash flow from operations	1,353	577
Restructuring charges	33	(24)
Depreciation and other non-cash items	(835)	(530)

Net income	$551	$23

34 Brascan Corporation | 2004 Annual Report

In response to improved metal prices and increases in the value of its businesses, Noranda’s board of directors initiated a process whereby a special committee of its board was formed to review expressions of interest to purchase Noranda. Brascan has supported this process fully, while also considering other alternatives to maximize the value and liquidity of its 42% interest in Noranda.

Noranda is traded on both the New York and Toronto stock exchanges. Further information on Noranda is available through its web site at www.noranda.com.

Cash and Financial Assets

Although we generate substantial amounts of cash flow within our operations, we generally carry modest cash balances and instead utilize excess cash to repay contractual revolving credit lines and invest in shorter term financial assets which generate higher returns while still providing a source of liquidity to fund investment initiatives.

Financial assets represent securities that are not actively deployed within our funds management operations, pending deployment into our core operations. The market value of our financial assets approximates their realizable value. The following table shows the composition of these assets and associated cash flow:

AS AT AND FOR THE YEARS ENDED DECEMBER 31	Book Value		Operating Cash Flow
MILLIONS	2004	2003	2004	2003	2002

Financial assets
Government bonds	$42	$49	$3	$4	$5
Corporate bonds	463	387	17	12	14
Preferred shares	351	342	22	27	28
Common shares	140	76	3	2	4
Other	—	—	34	44	45

Total financial assets	996	854	79	89	96
Cash	404	382	—	—	—

Total	$1,400	$1,236	$79	$89	$96

Property and Disposition Gains

The following table sets out property and disposition gains over the past three years.

YEARS ENDED DECEMBER 31 (MILLIONS)	2004		2003		2002

Disposition gains	$63		$57		$—
Lease termination income	60	[1]	—		—
Property gains	—		100	[1]	60	[1]

	$123		$157		$60

1	50% of these items were shared with the other shareholders of our commercial property operations

During 2004 we earned a $63 million gain on the partial monetization of our investment in Norbord. During 2003 we earned a $57 million gain on the sale of our investment in Northgate. These investments are discussed further under Funds Management — Private Equity.

Also during 2004 we earned lease termination income of $60 million from the cancellation of an existing lease and replacement with a new 20-year 460,000 square foot lease at One World Financial Center. Property gains during 2003 of $100 million related to the sale of a 49% interest in 245 Park Avenue. During 2002, we generated $60 million of gains on the sale of partial interests in office properties located in Toronto and Calgary. There were no significant lease termination payments during either 2003 or 2002. The lease termination income and property gains noted above were shared as to 50% with other investors in these operations.

Brascan Corporation | 2004 Annual Report 35

While these events are opportunistic and difficult to predict, the dynamic nature of our asset base should produce similar opportunities in the future.

CAPITAL RESOURCES AND LIQUIDITY

We are committed to maintaining high levels of liquidity and access to a broad range of low cost capital. This enables us to provide financial stability and a low cost of capital to our operations, and ensures that we can react quickly to potential investment opportunities. Our liquidity consists of cash and financial assets, as well as committed lines of credit. Furthermore, we generate high levels of free cash flow within our businesses and have minimal sustaining capital expenditure requirements. Free cash flow exceeded $800 million during 2004.

Our capitalization, which is summarized in the following table, includes corporate debt and other borrowings that do not have recourse to the Corporation, preferred equity issued by the company and certain of our operating business units, as well as Brascan’s common equity capital. Other shareholder interests represent the equity they have invested in our assets, which consist principally of common shares of our North American commercial office property operations.

During the year, we raised $2.3 billion of capital through the issuance of long-term debt and preferred equity, enabling us to remain in a very solid financial position.

Capitalization

The strength and diversification of the income streams generated by our various operations permit us to have financing costs below that of many peers who operate in only one of our selected areas of business. By continuously monitoring the balance between debt and equity financing, and maintaining access to a broad range of financing sources, we endeavour to reduce our weighted average cost of capital on a risk adverse basis and thereby improve common shareholder returns.

Our overall weighted average cash cost of capital, using a 20% return objective for our common equity, is 9.5%, unchanged from 2003. This reflects the low cost of non-participating preferred equity issued over a number of years, principally in the form of perpetual preferred shares, as well as the low cost of non-recourse investment grade financings achievable due to the high quality of our commercial properties and power generating plants.

The following table details our consolidated liabilities and shareholders’ interests at the end of 2004 and 2003 and the related cash costs:

AS AT AND FOR THE YEARS ENDED DECEMBER 31	Cost of Capital [1]		Book Value		Operating Cash Flow [2]
MILLIONS	2004	2003	2004	2003	2004	2003	2002

Liabilities
Non-recourse borrowings
Property specific mortgages	6%	6%	$6,045	$4,881	$321	$300	$297
Other debt of subsidiaries	5%	5%	2,373	2,075	122	105	106
Corporate borrowings	6%	6%	1,675	1,213	87	66	63
Accounts payable and other liabilities	7%	6%	2,719	1,745	169	88	56
Shareholders’ interests
Minority interests of others in operations	22%	20%	1,569	1,516	345	294	262
Preferred equity	6%	6%	2,148	1,861	116	83	69
Common equity	19%	18%	3,481	3,008	608	566	425

	16%	16%	7,198	6,385	1,069	943	756

	9.5%	9.5%	$20,010	$16,299	$1,768	$1,502	$1,278

1	Based on operating cash flows as a percentage of average book value

2	Interest expense in the case of borrowings. Attributable operating cash flows in the case of shareholders’ interests, including cash distributions, and current taxes and operating expenses in the case of accounts payable and other liabilities

36 Brascan Corporation | 2004 Annual Report

Brascan makes judicious use of debt and preferred equity at the corporate and subsidiary level to enhance returns to common shareholders as well as those who hold participating interests in our consolidated subsidiaries. While corporate and subsidiary debt is typically investment grade, we take care to minimize any liquidity or refinancing risk to the company.

We have benefitted recently from low interest rates, particularly short-term rates, and since rates appear poised to increase we are locking in longer term fixed rates and closing out floating rate swap positions. This resulted in a modest increase in our cost of capital during 2004, but should protect our returns over the longer term.

Liabilities

Property Specific Mortgages

Where appropriate, we finance our operating assets with long-term, non-recourse borrowings such as property specific mortgages which do not have recourse to the Corporation or our operating entities.

The composition of Brascan’s borrowings which have recourse limited to specific assets is as follows:

		Cost of
AS AT AND FOR THE YEARS ENDED DECEMBER 31	Average	Capital [1]	Book Value		Operating Cash Flow [2]
MILLIONS	Term	2004	2004	2003	2004	2003	2002

Commercial properties	12	6%	$4,534	$4,149	$261	$255	$258
Power generation	10	6%	1,511	732	60	45	39

Total	11	6%	$6,045	$4,881	$321	$300	$297

1	As a percentage of average book value of debt

2	Interest expense

These borrowings leverage common shareholders’ equity with long-term lower risk financing, which is largely fixed rate, with an average maturity of 11 years.

Commercial property borrowings represent mortgage debt on properties. Our commercial property operations have a relatively low level of general corporate indebtedness since we finance this business primarily with mortgages with recourse only to specific properties. At the end of 2004, these mortgages had an average term of 12 years and a weighted average interest rate of 6%. Commercial borrowings increased as a result of mortgage financings secured by our newly acquired Washington, D.C. properties.

Power generation borrowings consist of financings secured by specific power facilities with an average interest rate of 6%. We raised $500 million of two-year secured debt to finance the acquisition of our New York power operations in September 2004. This debt will be refinanced in 2006 with long-term debt once we have secured appropriate power contracts, consistent with our other financings. The Corporation has guaranteed repayment of $75 million of this debt under certain circumstances, but we expect to negotiate fully non-recourse financing when the long-term debt is put into place. The balance of the increase in power generation debt is due to the impact of foreign currency translation on Canadian dollar denominated financings.

Principal repayments on property specific mortgages due over the next five years and thereafter are as follows:

YEARS ENDED DECEMBER 31 (MILLIONS)	2005	2006	2007	2008	2009	Beyond	Total

Commercial properties	$311	$210	$642	$285	$193	$2,893	$4,534
Power generation	89	524	22	22	59	795	1,511

Total	$400	$734	$664	$307	$252	$3,688	$6,045

Percentage of total	7%	12%	11%	5%	4%	61%	100%

Brascan Corporation | 2004 Annual Report 37

Other Debt of Subsidiaries

These borrowings are largely corporate debt, issued by way of corporate bonds, bank credit facilities and other types of debt and financial obligations of subsidiaries. The composition of these borrowings is as follows:

		Cost of
AS AT AND FOR THE YEARS ENDED DECEMBER 31	Average	Capital [1]	Book Value		Operating Cash Flow [2]
MILLIONS	Term	2004	2004	2003	2004	2003	2002

Property	2	5%	$660	$576	$32	$19	$12
Power generation	3	6%	617	375	23	22	23
Funds management	13	5%	530	647	38	34	29
International operations and other	7	6%	566	477	29	30	42

Total	4	5%	$2,373	$2,075	$122	$105	$106

1	As a percentage of average book value of debt

2	Interest expense

Property debt includes residential property debt, which consists primarily of construction financing which is repaid from the proceeds from sales of building lots, single family houses and condominiums and is generally renewed on a rolling basis as new construction commences.

Power generation debt consists of $200 million 8.3% U.S. public notes which mature in 2005, C$400 million 4.6% public notes which mature in 2009 and C$100 million floating rate public notes which mature in 2006. The notes are rated BBB by S&P and BBB(high) by DBRS.

Funds management debt includes C$325 million of retractable preferred shares that will be repaid in 2007 and 2011 and pay dividends at an average rate of 6.4%. Funds management debt also includes a C$255 million debenture issued during 2004 by a subsidiary of Brascan, that is exchangeable at the option of either the company or the holder into 20 million common shares of Norbord held by the subsidiary at C$12.75 per share. The carrying value of these debentures, which at year end was $195 million, is required under current accounting principles to be adjusted to reflect the market value of the underlying shares with any changes in value recorded in the company’s income statement during the period. The 2003 balance includes $313 million (C$375 million) of public debt assumed by the Corporation with effect from December 31, 2004 upon amalgamating the funds management operations into the Corporation, and accordingly is no longer reflected as debt of subsidiaries.

A portion of the outstanding debt of our international operations is denominated in their domestic currencies and is utilized to hedge their operating assets against local currency fluctuations, the most significant of which is the Brazilian real. The Corporation does not typically guarantee the debts of subsidiaries with the exception of $393 million included in debt of international operations that is supported by financial assets held within those operations.

38 Brascan Corporation | 2004 Annual Report

Principal repayments on other debt of subsidiaries due over the next five years and thereafter are as follows:

YEARS ENDED DECEMBER 31 (MILLIONS)	2005	2006	2007	2008	2009	Beyond	Total

Property	$407	$214	$32	$7	$—	$—	$660
Power generation	200	84	—	—	333	—	617
Funds management	5	—	114	11	7	393	530
International operations and other	120	46	2	1	3	394	566

Total	$732	$344	$148	$19	$343	$787	$2,373

Percentage of total	31%	15%	6%	1%	14%	33%	100%

Corporate Borrowings

Corporate borrowings represent long-term and short-term obligations of the company. Long-term corporate borrowings are in the form of bonds and debentures issued in the Canadian and U.S. capital markets both on a public and private basis. Short-term financing needs are typically met by issuing commercial paper that is backed by long-term fully committed lines of credit from a group of international banks.

The following table summarizes Brascan’s corporate credit facilities:

	Cost of
AS AT AND FOR THE YEARS ENDED DECEMBER 31	Capital [1]	Book Value		Operating Cash Flow [2]
MILLIONS	2004	2004	2003	2004	2003	2002

Commercial paper and bank debt	3%	$249	$—	$5	$3	$7
Publicly traded term debt	5%	1,413	1,100	74	54	48
Privately held term debt	8%	13	113	8	9	8

Total	6%	$1,675	$1,213	$87	$66	$63

1	As a percentage of average book value of debt

2	Interest expense

The company assumed $313 million (C$375 million) of public term debt originally issued by our funds management business as of December 31, 2004. The notes mature evenly over 2005, 2006 and 2007. The company redeemed $100 million of privately held term debt that matured during the year.

At December 31, 2004, the company had approximately $1 billion of committed corporate credit facilities which are utilized principally as back-up credit lines to support commercial paper issuance. The unutilized portion of these lines totalled $765 million at year end.

Principal repayments on corporate borrowings due over the next five years and thereafter are as follows:

YEARS ENDED DECEMBER 31 (MILLIONS)	2005	2006	2007	2008	2009	Beyond	Total

Commercial paper and bank debt	$249	$—	$—	$—	$—	$—	$249
Publicly traded term debt	104	104	105	300	—	800	1,413
Privately held term debt	10	2	1	—	—	—	13

Total	$363	$106	$106	$300	$—	$800	$1,675

Percentage of total	22%	6%	6%	18%	—%	48%	100%

Brascan Corporation | 2004 Annual Report 39

Shareholders’ Interests

Shareholders’ interests are comprised of three components: participating interests of other shareholders in our operating assets and subsidiary companies; non-participating preferred equity issued by the company and its subsidiaries; and common equity of the company.

Shareholders’ interests at December 31, 2004 and 2003 were as follows:

	Number of
AS AT AND FOR THE YEARS ENDED DECEMBER 31	Shares		Book Value		Operating Cash Flow [1]
MILLIONS	2004		2004	2003	2004	2003	2002

Participating interests of others in assets
Property
Commercial	77.5		$1,063	$998	$238	$220	$217
Residential [2]	15.3		122	190	84	64	—
Power generation	24.1		194	184	21	15	11
Other			190	144	2	(5)	34

			1,569	1,516	345	294	262

Non-participating preferred equity
Corporate			1,089	852	62	58	44
Subsidiaries			1,059	1,009	54	25	25

			2,148	1,861	116	83	69

Common equity	271.7	[3]	3,481	3,008	608	566	425

			$7,198	$6,385	$1,069	$943	$756

1	Represents share of operating cash flows attributable to the interests of the respective shareholders and includes cash distributions

2	Residential real estate interests included in commercial real estate prior to 2003

3	Includes convertible debentures and options on an “as converted” basis

Participating Interests of Others in Assets

The majority of our commercial and residential property operations are conducted through Brookfield Properties Corporation and Brookfield Homes Corporation, respectively, in which shareholders other than Brascan own an approximate 50% common share interest. Power generating interests represent the 50% interest of unit holders in the Great Lakes Hydro Income Fund, through which we own some of our power generating operations. Other interests include holdings of others in certain funds management businesses.

The book values of these interests typically increase each year, representing the excess of income over cash distributions. During 2004, our U.S. residential operations distributed $142 million of surplus cash generated within the business, resulting in a decrease in the book value of these interests, and we raised additional capital in certain of our funds management businesses. Distributions to other minority shareholders in the form of cash dividends totalled $73 million in 2004 compared with $62 million in 2003. The undistributed cash flows attributable to minority shareholders are retained in the respective operating businesses and are available to expand their operations, reduce indebtedness or repurchase equity.

Preferred Equity

The company has $2,148 million of non-participating preferred equity outstanding: $1,089 million issued by the Corporation and $1,059 million issued by consolidated subsidiaries. The preferred equity enables us to expand our equity base at low-risk without dilution to common shareholders. The average cost of this capital to the common shareholder was 6% at year end.

40 Brascan Corporation | 2004 Annual Report

During 2004, we issued $237 million of corporate preferred equity in exchange for preferred shares previously issued by our Funds Management operations. Our commercial property subsidiary also issued C$200 million of preferred shares yielding 5.00%, and C$150 million of preferred shares yielding 5.20%, for total proceeds of C$350 million.

As a result of new accounting requirements, we will reclassify as financial obligations preferred equity securities that are convertible into common shares at the option of the holders at market prices, notwithstanding the company’s right to redeem the securities for cash prior to conversion. This change, which will be implemented January 1, 2005, will include $500 million of corporate preferred equity and $809 million of preferred equity issued by our commercial property operations.

Common Equity

On a diluted basis, Brascan had 271.7 million common shares outstanding at year end, an increase of 0.4 million shares from December 31, 2003. During 2004, we repurchased 0.8 million common shares under a normal course issuer bid at an average price of $23.35 per share and issued 1.5 million options at an average price of $25.06 per share. During 2003, 6.9 million common shares and equivalents were repurchased in a similar manner at a price of $14.83 per share. We split our common shares on a three-for-two basis on June 1, 2004 in order to increase their liquidity. All share amounts have been adjusted to reflect the split on a retroactive basis.

Brascan has two classes of common shares outstanding: Class A and Class B. Each class of shares elects one-half of the company’s Board of Directors. The Class B shares are held by Partners Limited, a private company owned by 35 individuals, including a number of the senior executive officers of Brascan.

Free Cash Flow

Our free cash flow represents the operating cash flow retained in the business after dividend payments to shareholders of subsidiaries, preferred equity distributions to preferred shareholders and sustaining capital expenditures. Free cash flow is typically used to pay common share dividends, invest in the business for future growth, reduce borrowings or repurchase equity.

A summary of Brascan’s free cash flow is as follows:

YEARS ENDED DECEMBER 31 (MILLIONS)	2004	2003	2002

Receipts
Net operating income	$1,704	$1,435	$1,214
Dividends from Noranda and Norbord	64	67	64

	1,768	1,502	1,278

Disbursements
Interest expense on borrowings	530	471	466
Other operating costs and taxes	169	88	56
Sustaining capital investments
Brascan	55	45	30
Minority interests	20	20	20
Distributions
Minority interests	73	62	55
Preferred equity	116	83	69

	963	769	696

Free cash flow	$805	$733	$582

Brascan Corporation | 2004 Annual Report 41

The following table provides an overview of how our free cash flow and financing proceeds have been utilized over the past three years:

YEARS ENDED DECEMBER 31 (MILLIONS)	Total	2004	2003	2002

Free cash flow	$2,120	$805	$733	$582

Financing
Borrowings, net of repayments	2,020	1,577	(125)	568
Net issuance of preferred equity	1,042	264	525	253
Minority interest distributions	(140)	(140)	—	—

	2,922	1,701	400	821

Investing
Property [1]	(701)	(349)	(221)	(131)
Power generation [1]	(1,738)	(1,070)	(139)	(529)
Funds management and securities	(1,816)	(1,087)	(549)	(180)
Net repurchase of common shares
Brascan	(253)	(19)	(91)	(143)
Subsidiaries	(401)	(33)	(125)	(243)

	(4,909)	(2,558)	(1,125)	(1,226)

Common share dividends	(374)	(136)	(126)	(112)

Net generation (utilization) of cash	(241)	(188)	(118)	65
Net change in non-cash working capital balances	263	210	168	(115)

Increase (decrease) in cash	$22	$22	$50	$(50)

1	Excludes the levelized amount of sustaining capital expenditures which are included in the determination of free cash flow

Working Capital and Other Balances

The composition of our working capital and other balances is as follows:

	2004			2003
	Accounts	Accounts		Accounts	Accounts
AS AT DECEMBER 31 (MILLIONS)	Receivable	Payable	Net	Receivable	Payable	Net

Working capital balances
Property operations	$482	$524	$(42)	$231	$375	$(144)
Power generation	169	100	69	131	89	42
Funds management	204	1,298	(1,094)	449	419	30
International and other	332	160	172	242	280	(38)

	1,187	2,082	(895)	1,053	1,163	(110)

Other items
Future income tax assets	56	—	56	62	—	62
Prepaid expenses and other assets, deferred credits, provisions and other liabilities	281	637	(356)	508	582	(74)

	337	637	(300)	570	582	(12)

Net working capital and other	$1,524	$2,719	$(1,195)	$1,623	$1,745	$(122)

Working capital balances include the trade accounts receivable and payables held in the normal course of each of our operating businesses. We endeavour to minimize the amount of capital required in our businesses, and in this regard we have established Titanium Asset Backed Trust to effectively finance working capital balances with asset backed commercial paper and medium-term notes.

The increase in net liabilities of our funds management business is due principally to a higher level of insurance deposit liabilities. Other balances include future income tax assets, as well as other accrued asset balances and provisions.

42 Brascan Corporation | 2004 Annual Report

FINANCIAL POLICIES

Capital Allocation

We consider effective capital allocation to be critical to our success. As a result, we apply a rigorous approach towards the allocation of capital among our operations. Capital is invested only when the expected returns exceed pre-determined thresholds, taking into consideration both the degree and magnitude of the relative risks and upside potential and, if appropriate, strategic considerations in the establishment of new business activities. We conduct post-investment reviews on capital allocation decisions to assess the results against anticipated returns.

Liquidity

We strive to maintain sufficient financial liquidity at all times in order to participate in attractive investment opportunities as they arise, as well as to withstand sudden adverse changes in economic circumstances.

As at year end, Brascan and its consolidated subsidiaries had $0.9 billion of undrawn committed credit facilities with 12 international financial institutions, largely maintained as back-up facilities for the issuance of commercial paper. We also maintain substantial cash and financial assets that can be liquidated to fund investments as required.

During 2004, we generated $670 million of operating cash flow and we aim to increase this by approximately 12% to 15% per annum over the long term. The free cash flow from operations, which includes undistributed cash flow attributable to minority interests in subsidiaries, totalled $805 million during 2004 and is expected to increase generally in line with our operating cash flow. Free cash flow is available to expand our operating base, pay common share dividends, reduce debt or repurchase common shares as appropriate.

Credit Profile

We endeavour to arrange our affairs to maintain investment grade ratings and to improve them further over time. The credit ratings for the company at December 31, 2004, and at the time of the printing of this report were as follows:

	DBRS	S&P	Moody’s

Commercial paper	R-1(low)	A-1(low)	—
Term debt	A(low)	A–	Baa3
Preferred shares	Pfd-2(low)	P2(mid)	—

We also endeavour to ensure that our principal operations maintain investment grade ratings in order to provide continuous access to a wide range of financings and to enhance borrowing flexibility, a low cost of capital and access to various forms of financing unavailable to non-investment grade borrowers.

The following outlines our targeted debt to capitalization levels:

	Objective	2004	2003	2002

Debt to capitalization
Excluding property specific mortgages	30% to 40%	29%	29%	31%
Corporate borrowings	20% to 30%	22%	20%	20%

Use Of Derivatives

We utilize a number of financial instruments to manage our foreign currency, commodity and interest rate exposures. As a general policy, we endeavour to maintain balanced positions, although unmatched positions may be taken from time to time within predetermined limits. The company’s risk management and derivative financial instruments are more fully described in the notes to our Consolidated Financial Statements.

Brascan Corporation | 2004 Annual Report 43

Brascan’s intent is to maintain a hedged position with respect to the carrying value of net assets denominated in currencies other than the U.S. dollar. Accordingly, fluctuation in the value of the U.S. dollar relative to other currencies has a negligible impact on the company’s net financial position. The company receives certain cash flows that are denominated in Canadian dollars that are not hedged. The estimated impact of a C$0.05 change in the Canada/U.S. exchange rate is a corresponding change in operating cash flow of approximately $0.04 per share.

We typically finance our assets that generate predictable long-term cash flows with long term fixed rate debt in order to provide stability in cash flows and protect returns in the event of changes in interest rates. We also make use of fixed rate preferred equity financing as well as financial contracts to provide additional hedges in this regard. Nonetheless, the company and our subsidiaries typically maintain a net floating rate liability position because we believe that this results in lower financing costs over the long term and can do this given the company’s substantial annual operating cash flows. For several years we had swapped a significant amount of fixed rate debt to floating rate to take advantage of declining interest rates, which resulted in a meaningful reduction in our cost of capital and benefitted our operating results. Although interest rates remain at low levels, we continue to reduce our floating rate exposure with the expectation that rates will increase over the next few years.

Accounting principles require that the impact of fluctuating interest rates on the values of most of our assets and financial obligations are not recorded as income. However changes in values of certain of our fixed-rate financial instruments are recorded as income, even though they represent an economic hedge against changes in value of the corresponding assets. Accordingly, although such changes may be offset by variances in the value of the related asset, movements in long-term interest rates may have an increased impact on our reported financial results.

As at December 31, 2004, our net floating rate liability was $1.2 billion. As a result, a 100 basis point increase in interest rates would adversely impact operating cash flow by $0.05 per share. Our fixed-rate obligations at year end include a notional amount of $1.6 billion (2003 – $0.3 billion) which is required to be recorded at market value and any changes in value recorded as current income, with the result that a 10 basis point increase in long term interest rates will result in a corresponding increase in income of $0.05 per share and vice versa, based on our year end positions. It is important for shareholders to keep in mind that these interest rate related revaluation gains or losses are offset by corresponding changes in values of the assets and cash flow streams that they relate to, which are not reflected in current income.

Corporate Guarantees, Commitments and Contingent Obligations

Brascan’s policy is to not guarantee obligations of subsidiaries or affiliates. We do, however, provide limited guarantees and indemnities when required from time-to-time to further the growth of our power marketing and fund management businesses. The Corporation has guaranteed $75 million of project specific debt raised during 2004 to finance the acquisition of power generating assets, as well as $393 million of subsidiary debt previously guaranteed by a company with which we amalgamated. The Corporation has also guaranteed obligations under power purchase agreements which amounted to $19 million at year end. Certain of these obligations, together with $172 million of obligations included in accounts payable and other liabilities, are subject to credit rating provisions and are supported by financial assets of the principal obligor.

The company may be contingently liable with respect to regulatory proceedings, litigation and claims that arise in the normal course of business. The company does not believe it has any material exposure in this regard and has provided for any expected claims in its accounts. In addition, the company may execute agreements that provide indemnifications and guarantees to third parties. Disclosure of commitments, guarantees and contingencies can be found in the Notes to the Consolidated Financial Statements.

44 Brascan Corporation | 2004 Annual Report

Off Balance Sheet Arrangements

We conduct our operations through entities that are fully or proportionately consolidated in our financial statements other than equity accounted investments. Brascan’s interests in Noranda, Norbord, Fraser Papers and Louisiana HydroElectric Power are each accounted for on the equity basis.

Brascan holds non-controlling interests in a small number of investment entities through loans receivable or equity investments acquired through restructurings and other asset management initiatives. These entities will be consolidated into our financial statements commencing January 1, 2005 in accordance with new accounting requirements, because we are considered to be the principal beneficiary, based on the relative amount of equity at risk. We do not believe that we hold any such interests that would give rise to a material impact on our financial statements if they were to be consolidated as of December 31, 2004. We will also commence consolidating our investment in Louisiana HydroElectric Power beginning January 1, 2005, as further described under Power Generating operations.

BUSINESS ENVIRONMENT AND RISKS

Our financial results are impacted by the performance of each of our operations and various external factors influencing the specific sectors and geographic locations in which we operate; by macro-economic factors such as economic growth, changes in currency, inflation and interest rates; by regulatory requirements and initiatives; and by litigation and claims that arise in the normal course of business.

Our strategy is to invest in high quality long-life assets which generate sustainable streams of cash flow. While high quality assets may initially generate lower returns on capital, we believe that the sustainability and future growth of their cash flows is more assured over the long term, and as a result, warrant higher valuation levels. We also believe that the high quality of our asset base protects the company against future uncertainty and enables us to invest with confidence when opportunities arise.

The following is a brief review of the potential impact these different factors may have on the company’s business operations. A discussion of the business environment and risks is also contained in our annual information form which is posted on our web site.

Commercial Properties

Our strategy is to invest in high-quality commercial properties as defined by the physical characteristics of the assets and, more importantly, the certainty of receiving rental payments from large corporate tenants which these properties attract. Nonetheless, Brascan remains exposed to certain risks inherent in the commercial property business.

Commercial property investments are generally subject to varying degrees of risk depending on the nature of the property. These risks include changes in general economic conditions (such as the availability and cost of mortgage funds), local conditions (such as an oversupply of space or a reduction in demand for real estate in the markets in which we operate), the attractiveness of the properties to tenants, competition from other landlords with competitive space and our ability to provide adequate maintenance at an economical cost.

Certain significant expenditures, including property taxes, maintenance costs, mortgage payments, insurance costs and related charges, must be made regardless of whether or not a property is producing sufficient income to service these expenses. Our commercial properties are subject to mortgages which require substantial debt service payments. If our property operations became unable or unwilling to meet mortgage payments on any property, losses could be sustained as a result of the mortgagee’s exercise of its rights of foreclosure or of sale.

Our commercial properties generate a relatively stable source of income from contractual tenant rent payments. Continued growth of rental income is dependent on strong leasing markets to ensure expiring leases are renewed and new tenants are found promptly to fill vacancies.

Brascan Corporation | 2004 Annual Report 45

While we believe the outlook for commercial office rents is positive in the longer term, 2005 may not provide the same level of increases in rental rates or renewals as compared to 2004. The company is, however, substantially protected against these short term market conditions, since most of our leases are long term in nature with an average term of 10 years. A protracted disruption in the economy, such as the onset of a severe recession, could place downward pressure on overall occupancy levels and net effective rents.

Our commercial property operations have insurance covering certain acts of terrorism for up to $500 million of damage and business interruption costs. We continue to seek additional coverage equal to the full replacement cost of our assets; however, until this type of coverage becomes commercially available on a reasonably economic basis, any damage or business interruption costs as a result of uninsured acts of terrorism could result in a material cost to the company.

RESIDENTIAL PROPERTIES

In our residential land development and home building operations, markets have been favourable over the past five years with strong demand for well located building lots, particularly in the United States. Our operations are concentrated in high growth areas which we believe have positive demographic and economic conditions.

Nonetheless, the residential home building and land development industry is cyclical and may be significantly affected by changes in general and local economic conditions such as consumer confidence, job stability, availability of financing for home buyers and higher interest rates due to their impact on home buyers’ decisions. These conditions can affect the outlook of consumers and, in particular, the price and volume of home purchases. Furthermore, we are subject to risks related to the availability and cost of materials and labour, supply and cost of building lots, and adverse weather conditions that can cause delays in construction schedules and cost overruns.

POWER GENERATING OPERATIONS

Our strategy is to own primarily hydroelectric generating facilities, which have operating costs significantly below that of most competing forms of generation. As a result, there is a high level of assurance that we will be able to deliver power on a profitable basis. In addition, we sell most of our generation pursuant to long term contracts that protect us from variations in future prices. Nonetheless, we are subject to certain risks, the most significant of which are hydrology and price.

The revenues generated by our power facilities are proportional to the amount of electricity generated, which is dependent upon available water flows. Although annual deviations from long term average water flows can be significant, we strive to mitigate this risk by increasing the geographic diversification of our facilities which assists in balancing the impact of generation fluctuations in any one geographic region.

Demand for electricity varies with economic activity. Accordingly, an economic slow down could have an adverse impact on prices. In addition, oversupply in our markets may result from excess generating capacity. Pricing risk is mitigated through fixed-price contracts, forward sales of electricity, and the regulated revenues we earn from our transmission and distribution business. Continued growth in pricing is dependent on favourable economic and supply conditions and the renewal of contracts on favourable terms.

Our power operations are typically financed with long term debt. A prolonged decline in operating income due to unusually poor hydrology or extremely low pricing could impact our ability to meet our obligations to mortgagees and could result in losses as a result of the mortgagee’s right of foreclosure or sale.

The operation of hydroelectric generating facilities and associated sales of electricity are regulated to varying degrees in most regions. Changes in regulation can affect the quantity of generation and the manner in which we produce it, which could impact revenues.

46 Brascan Corporation | 2004 Annual Report

FUNDS MANAGEMENT OPERATIONS

Our funds management operations are focussed on the ownership and management of investments, the majority of which are debt and similar obligations that are supported by underlying tangible assets and cash flows. The principal risks in this business are potential loss of invested capital as well as insufficient investment or fee income to cover operating expenses and cost of capital.

Unfavourable economic conditions could have a significant impact on our investees, which could negatively impact their ability to satisfy their obligations to us on a timely basis. This could reduce the value and liquidity of our investments and the level of investment income. Since most of our investments are in our areas of expertise and given that we strive to maintain adequate supplemental liquidity at all times, we are well positioned to assume ownership of and operate most of the assets and businesses that we finance. Furthermore, if this situation does arise, we typically acquire the assets at a discount to the underwritten value, which protects us from loss.

Conversely, overly favourable economic conditions may limit the number of attractive investment opportunities and thereby restrict our ability to increase assets under management and the related income streams. We mitigate this risk by exercising patience and by maintaining a relatively low level of administrative overhead.

We finance many of our funds management investments with debt capital, typically on a matched basis reflecting maturity and interest rate profiles. Nonetheless, a contraction of available credit could result in an increase in financing costs which would impact our profitability or cause us to dispose of assets sooner than otherwise planned and thereby reduce returns or result in a loss of capital. This risk is mitigated through the structuring of our financing arrangements and by maintaining adequate liquidity to refinance obligations if necessary.

Our ability to successfully expand our funds management business is dependent on our reputation with our current and potential investment partners. We believe that our track record and recent investments, as well as adherence to operating policies that emphasize a constructive management culture, will enable us to continue to develop productive relationships with institutional investors.

INVESTMENT IN NORANDA

Our investment in Noranda, a global mining and metals business, is cyclical in nature. Its products are primarily sold in the United States, Europe and Asia. As a result, fluctuations in the level of economic activity in these markets influence the demand for and prices of the resource products produced by Noranda.

With the increase in commodity prices over the past eighteen months, our share of the earnings of this investment improved substantially during 2004 and we expect continued strong performance in 2005 based on current prices.

EXECUTION OF STRATEGY

Our strategy for building shareholder value is to develop or acquire high quality assets and businesses that generate sustainable and increasing cash flows, with the objective of achieving higher returns on capital invested over the long term.

We endeavour to maintain an appropriate level of liquidity in order to invest on a value basis when attractive opportunities arise. Our approach to business entails adding assets to our existing businesses when the competition for assets is lowest, either due to depressed economic conditions or when concerns exist relating to a particular industry. However, there is no certainty that we will be able to acquire or develop additional high quality assets at attractive prices to supplement our growth.

The successful execution of a value investment strategy requires careful timing and business judgment, as well as the resources to complete asset purchases and restructure them as required, notwithstanding difficulties being experienced in a particular industry. Our diversified business base, liquidity and the sustainability of our cash flows provide important elements of strength in executing this strategy.

Brascan Corporation | 2004 Annual Report 47

The conduct of our business and the execution of our growth strategy rely heavily on teamwork. We believe that co-operation among our operations and our team-oriented management structure are essential to responding promptly to opportunities and challenges as they arise. There is, however, also no certainty that the appointment of new senior executives will always be successfully executed.

SUPPLEMENTAL INFORMATION

Segmented Financial Information

The following is a summarized statement that shows the net investment in each of our operating businesses along with associated operating cash flows and the return on our net investment:

YEARS ENDED DECEMBER 31	Book Value		Operating Cash Flow		Annualized Return [1]
MILLIONS, EXCEPT PER SHARE AMOUNTS	2004	2003 [2]	2004	2003 [2]	2004	2003 [2]
Assets
Property
Direct [3]	$921	$616	$53	$60	7%	10%
Brookfield Properties	1,114	1,038	231	218	21%	21%
Brookfield Homes	122	195	85	64	54%	33%

	2,157	1,849	369	342	18%	18%
Power generation	1,216	749	180	112	18%	15%
Funds management	2,286	1,913	224	209	11%	11%
Investment in Noranda	1,374	1,196	45	49	4%	4%
Cash and financial assets	288	879	32	68	5%	8%
Accounts receivable and other assets	122	141	—	—	—	—

	$7,443	$6,727	$850	$780	12%	12%

Liabilities
Other debt of subsidiaries	$393	$327	$46	$43	13%	13%
Corporate borrowings	1,675	1,576	103	100	6%	6%
Accounts other payables	730	658	27	8	4%	1%
Shareholders’ interests
Preferred equity – corporate and subsidiaries	1,164	1,158	66	63	6%	5%
Common equity	3,481	3,008	608	566	19%	18%
—
	4,645	4,166	674	629	15%	15%

	$7,443	$6,727	$850	$780	12%	12%

Per share	$13.65	$11.63	$2.38	$2.14

1	Operating cash flow as a percentage of average book value

2	Restated to reflect amalgamation of Brascan Financial Corporation

3	Includes $450 million (2003 – $153 million) of book value relating to our investment in Canary Wharf Group plc that does not generate any current investment income

48 Brascan Corporation | 2004 Annual Report

QUARTERLY RESULTS

     The 2004 and 2003 results by quarter are as follows:

	Q1		Q2		Q3		Q4
MILLIONS, EXCEPT PER SHARE AMOUNTS	2004	2003	2004	2003	2004	2003	2004	2003
Total revenue and gains	$768	$667	$898	$728	$1,062	$835	$1,299	$1,140

Net operating income
Property	214	192	222	191	241	221	342	233
Power generation	74	36	71	44	68	35	70	57
Funds management	54	52	65	50	46	45	35	33
Investment income and other	25	27	17	21	26	30	11	11
Property and disposition gains	—	—	60	—	63	—	—	157

	367	307	435	306	444	331	458	491
Expenses
Interest expense	129	116	135	108	134	121	132	126
Current income taxes	8	—	16	—	16	2	46	20
Other operating costs	18	14	13	19	22	14	30	19
Minority share of net income before the following	82	63	109	64	84	73	124	119

Net income before the following	130	114	162	115	188	121	126	207
Depreciation and amortization	(56)	(35)	(56)	(36)	(60)	(38)	(79)	(40)
Future taxes and other provisions	(54)	(28)	(53)	(30)	(56)	(41)	10	(66)
Minority share of the foregoing items	31	23	41	22	34	27	35	28
Equity accounted income (loss) from investments	96	(18)	95	(8)	86	31	68	55

Net income	$147	$56	$189	$63	$192	$100	$160	$184

Net income per common share
Diluted	$0.50	$0.15	$0.67	$0.18	$0.68	$0.32	$0.53	$0.66
Basic	$0.51	$0.16	$0.68	$0.18	$0.68	$0.33	$0.56	$0.66

2004 and 2003 cash flow from operations by quarter are as follows:

	Q1		Q2		Q3		Q4
MILLIONS, EXCEPT PER SHARE AMOUNTS	2004	2003	2004	2003	2004	2003	2004	2003

Income before non-cash items	$130	$114	$162	$115	$188	$121	$126	$207
Dividends from Noranda	11	12	11	13	11	12	12	12
Dividends from Norbord	5	4	5	4	4	5	5	5

Cash flow from operations and gains	$146	$130	$178	$132	$203	$138	$143	$224

Per common share	$0.49	$0.44	$0.64	$0.44	$0.72	$0.46	$0.49	$0.80

For the three months ended December 31, 2004, cash flow from operations and gains totalled $143 million ($0.49 per share) compared with $224 million ($0.80 per share) in 2003. The 2003 cash flow results include the $100 million property gain from the sale of a partial interest in our 245 Park Avenue commercial property during the fourth quarter, of which $50 million accrued to Brascan after deducting minority interests. The fourth quarter results of 2003 also reflected a $57 million gain on the sale of our investment in Northgate Exploration, included in Property and Disposition Gains.

Brascan Corporation | 2004 Annual Report 49

The following sections contain additional information required by applicable continuous disclosure guidelines.

CONTRACTUAL OBLIGATIONS

The following table presents the contractual obligations of the company by payment periods:

			Payments Due by Period
		Less than	1- 3	4 - 5	After 5
MILLIONS	Total	One Year	Years	Years	Years

Long-term debt
Property specific mortgages	$6,045	$400	$1,705	$494	$3,446
Other debt of subsidiaries	2,373	732	511	343	787
Corporate borrowings	1,675	363	512	200	600
Commitments	445	445	—	—	—

Contractual obligations include $445 million of commitments by the company and its subsidiaries provided in the normal course of business, including commitments to provide bridge financing, and letters of credit and guarantees provided in respect of power sales contracts and reinsurance obligations, of which $81 million is included in the consolidated balance sheet.

CORPORATE SECURITIES AND DIVIDENDS

The dividends paid by Brascan during the past three years are as follows:

	Dividends per Share
YEARS ENDED DECEMBER 31	2004	2003	2002

Class A Common Shares	$0.55	$0.49	$0.43
Class A Preferred Shares
Series 1 [1]	0.30	0.54	0.43
Series 2	0.54	0.59	0.46
Series 3	1,774.04	2,112.47	1,579.32
Series 4 + 7	0.54	0.59	0.46
Series 8	0.56	0.81	0.65
Series 9	1.08	1.01	0.90
Series 10	1.11	1.03	0.92
Series 11	1.06	0.98	0.54
Series 12	1.04	0.83	—
Preferred Securities
Due 2050	1.61	1.49	1.37
Due 2051	1.60	1.48	0.92

1	Redeemed July 30, 2004

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. In particular, estimates required in the normal course of preparing Brascan’s financial statements include the determination of: future cash flows utilized in assessing net recoverable amounts and net realizable values; depreciation and amortization; value of goodwill and intangible assets; ability to utilize tax losses; effectiveness of financial hedges for accounting purposes; and fair values for disclosure purposes. These estimates have been applied in a manner consistent with that in the prior year. The estimates are impacted by, among other things, movements in interest rates and other factors as described in the analysis of business environment and risks, beginning on page 46. The interrelated nature of these factors prevents us from quantifying the overall impact of these movements on the company’s financial statements in a meaningful way.

50 Brascan Corporation | 2004 Annual Report

RELATED PARTY TRANSACTIONS

In the normal course of operations the company enters into various transactions on market terms with related parties which have been measured at exchange value and are recognized in the consolidated financial statements. None of the transactions individually or in aggregate are material to the overall operations.

CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2004 the company adopted the following new accounting policies, none of which individually or collectively had a material impact on the consolidated financial statements of the company, unless otherwise noted. These changes were the result of changes to the Canadian Institute of Chartered Accountants (“CICA”) Handbook, Accounting Guidelines (“AcG”) and Emerging Issues Committee Abstracts (“EIC”).

Generally Accepted Accounting Principles, CICA Handbook Section 1100

Section 1100 establishes standards for financial reporting in accordance with GAAP, and provides guidance on sources to consult when selecting accounting policies and determining appropriate disclosures when a matter is not dealt with explicitly in the primary sources of GAAP. The provision of section 1100 have been applied on a prospective basis to balances outstanding as at January 1, 2004, and transactions after that date. The adoption of the new standard resulted in recognition of additional straight-line rental revenues of $22 million and additional depreciation of $58 million before any tax effects for the year ended December 31, 2004.

Asset Retirement Obligations, CICA Handbook Section 3110

Section 3110 addresses the recognition and re-measurement of obligations associated with the retirement of a tangible long-lived asset. This standard provides that obligations associated with the retirement of tangible long-lived assets be recorded as liabilities when those obligations are incurred, with the amount of the liabilities initially measured at fair value. These obligations are capitalized to the book value of the related long-lived assets and are depreciated over the useful life of the related asset.

Hedging Relationship, AcG 13

AcG 13 requires the discontinuance of hedge accounting for hedging relationships previously established that do not meet the criteria at the date it is first applied. AcG 13 does not change the method of accounting for derivatives in hedging relationships, but EIC 128, “Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments”, effective when AcG 13 is adopted, requires fair value accounting for derivatives that do not qualify for hedge accounting.

Impairment of Long-Lived Assets, CICA Handbook Section 3063

Section 3063 provides that an impairment loss be recognized when the carrying value of an asset exceeds the total undiscounted cash flows expected from its use and eventual disposition. The impairment recognized is measured as the amount by which the carrying value exceeds its fair value.

Accounting for Operating Leases Acquired in Either an Asset Acquisition of Business Combination, EIC 140

EIC 140 requires that when a company acquires real estate in either an asset acquisition or business combination, a portion of the purchase price should be allocated to the in-place leases to reflect the intangible amounts of leasing costs, above or below market leases and tenant relationship values, if any. These intangible costs are amortized over their respective lease terms.

Brascan Corporation | 2004 Annual Report 51

OUTLOOK

We are optimistic as we review the outlook for our operations in 2005 and believe we are well positioned for growth.

In the commercial property sector, the leasing markets in which we operate are improving on a measured basis, although we are planning our affairs with the expectation that a sustained recovery in rental rates does not commence until 2006. Fortunately, our strong tenant lease profile and low vacancies give us a high level of confidence that we expect to achieve our targets in 2005.

Residential markets remain exceptionally strong in our core markets. Accordingly, we expect another strong year in these operations. Real estate services continue to benefit from the buoyant commercial and residential markets.

Our power operations benefitted from a return to normal water flows during 2004 and current storage levels are consistent with long-term averages. We expect cash flows to increase compared to 2004 due to the acquisitions made during the past three years and current pricing levels.

We continue to build our funds management business by committing additional resources and launching new funds. During 2005, we will continue to concentrate on investing the capital committed by us and by our partners. We expect to achieve this over the course of the year, based on the level of activity and higher profile of our fund activities. This should positively impact our results in 2005.

Our largest private equity investments comprise ownership interests in Norbord and Fraser Papers. Norbord is continuing to benefit from strong panelboard prices, which are likely to result in healthy operating margins at least for the first part of 2005. Fraser Papers, however, continues to face pricing pressures for a number of its products.

Noranda has benefitted from significant increases in prices for most of its products, and despite higher operating costs including currency and energy prices, achieved record earnings and cash flows. The outlook for metal prices remains favourable which will result in Noranda reporting strong results while these conditions exist. Brascan and Noranda are undertaking a process which could result in the restructuring or sale of all or part of Brascan’s interests in Noranda. In the meantime, we remain supportive of Noranda and its management team as they continue to build value for their shareholders.

Our cost of capital is expected to remain substantially unchanged in 2005. We intend to continue to reduce our floating rate interest profile in anticipation of rising interest rates. Although this may result in higher current borrowing costs, we believe this will prove to be beneficial over the longer term. We expect to achieve this by issuing long-term, fixed-rate capital where appropriate, and by adjusting the interest rate profile of our existing debt and financial assets.

Needless to say, there are many factors that could impact our performance in 2005, both positively and negatively. We have described the principal risks earlier in this report, and we will continue to manage our business with the objective of reducing the impact of market fluctuations, for example, through the use of long-term revenue contracts and long-term financings. It is this measured approach to business that provides us with confidence that we will meet our 2005 performance objectives with respect to cash flow growth and value creation.

Brian D. Lawson
Chief Financial Officer
February 10, 2005

52 Brascan Corporation | 2004 Annual Report

Consolidated Financial Statements

MANAGEMENT’S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The accompanying financial statements and other financial information have been prepared by the company’s management which is responsible for their integrity and objectivity. To fulfill this responsibility, the company maintains policies, procedures and systems of internal control to ensure that its reporting practices and accounting and administrative procedures are appropriate. These policies and procedures are designed to provide a high degree of assurance that relevant and reliable financial information is produced.

These financial statements have been prepared in conformity with accounting principles generally accepted in Canada, and where appropriate, reflect estimates based on management’s judgment. The financial information presented throughout this Annual Report is generally consistent with the information contained in the accompanying consolidated financial statements.

Deloitte & Touche, LLP, the independent auditors appointed by the shareholders, have examined the consolidated financial statements set out on pages 54 through 87 in accordance with auditing standards generally accepted in Canada to enable them to express to the shareholders their opinion on the consolidated financial statements. Their report is set out below.

The consolidated financial statements have been further examined by the Board of Directors and by its Audit Committee, which meets with the auditors and management to review the activities of each and reports to the Board of Directors. The auditors have direct and full access to the Audit Committee and meet with the committee both with and without management present. The Board of Directors, directly and through its Audit Committee, oversees management’s financial reporting responsibilities and is responsible for reviewing and approving the financial statements.

Toronto, Canada	Bryan K. Davis
February 10, 2005	Senior Vice-President, Finance

AUDITORS’ REPORT

To the Shareholders of Brascan Corporation:

We have audited the consolidated balance sheets of Brascan Corporation as at December 31, 2004 and 2003 and the consolidated statements of income, retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Toronto, Canada	Deloitte & Touche, LLP
February 10, 2005	Chartered Accountants

Brascan Corporation | 2004 Annual Report 53

Consolidated Balance Sheet

AS AT DECEMBER 31
MILLIONS	Note		2004		2003

Assets
Cash and cash equivalents			$404		$382
Securities	2		996		854
Accounts receivable and other	3		1,524		1,623
Property, plant and equipment
Property	4		8,839		8,222
Power generation	5		3,048		1,927
Funds management	6
Securities		$2,494		$1,347
Loans and notes receivable		900		409
Other		431		339

			3,825		2,095
Investment	7		1,374		1,196

			$20,010		$16,299

Liabilities
Non-recourse borrowings
Property specific mortgages	8		$6,045		$4,881
Other debt of subsidiaries	8		2,373		2,075
Corporate borrowings	9		1,675		1,213
Accounts payable and other liabilities	10		2,719		1,745
Shareholders’ interests
Minority interests of others in assets	11		1,569		1,516
Preferred equity
Corporate	12		1,089		852
Subsidiaries	12		1,059		1,009
Common equity	13		3,481		3,008

			$20,010		$16,299

On behalf of the Board:

Robert J. Harding, FCA, Director	Jack M. Mintz, Director

54 Brascan Corporation | 2004 Annual Report

Consolidated Statement of Income

YEARS ENDED DECEMBER 31
MILLIONS, EXCEPT PER SHARE AMOUNTS	Note	2004	2003

Total revenues		$4,027	$3,370

Net operating income	15
Property		1,019	837
Power generation		283	172
Funds management		200	180
Investment income and other		79	89
Property and disposition gains		123	157

		1,704	1,435
Expenses
Interest expense		530	471
Current income taxes		86	22
Other operating costs		83	66
Minority share of net income before the following	16	399	319

		606	557
Depreciation and amortization		(251)	(149)
Future income taxes and other provisions	17	(153)	(165)
Minority share of the foregoing items	16	141	100
Equity accounted income from investments	18	345	60

Net income		$688	$403

Net income per common share
Diluted	13	$2.38	$1.31
Basic		$2.43	$1.33

Consolidated Statement of Retained Earnings

YEARS ENDED DECEMBER 31
MILLIONS	Note	2004	2003

Retained earnings, beginning of year		$1,669	$1,491
Change in accounting policy	1	—	(11)
Net income		688	403
Preferred equity issue costs		—	(4)
Shareholder distributions – Preferred equity	22	(62)	(58)
– Common equity	22	(136)	(126)
Amount paid in excess of the book value of common shares purchased for cancellation		(10)	(26)

Retained earnings, end of year		$2,149	$1,669

Brascan Corporation | 2004 Annual Report 55

Consolidated Statement of Cash Flows

YEARS ENDED DECEMBER 31
MILLIONS	Note	2004	2003

Operating activities
Net income		$688	$403
Adjusted for the following non-cash items
Depreciation and amortization		251	149
Future income taxes and other provisions		153	165
Minority share of non-cash items	16	(141)	(100)
Excess of equity income over dividends received		(281)	7

		670	624
Commercial property gains, net of minority share		(30)	(50)
Net change in non-cash working capital balances and other		270	168

		910	742

Financing activities
Corporate borrowings, net of repayments	21	97	177
Property specific mortgages, net of repayments	21	980	(384)
Other debt of subsidiaries, net of repayments	21	500	82
Corporate preferred equity issued		—	117
Preferred equity of subsidiaries issued		264	408
Common shares and equivalents repurchased		(19)	(91)
Common shares of subsidiaries repurchased, net	21	(33)	(125)
Special dividend distributed to minority shareholders		(140)	—
Undistributed minority share of cash flow		242	182
Shareholder distributions	22	(198)	(184)

		1,693	182

Investing activities
Investment in or sale of operating assets, net
Property	21	(341)	(161)
Power generation		(1,105)	(164)
Funds management	21	(1,305)	(316)
Securities	21	170	(45)
Investment		—	(188)

		(2,581)	(874)

Cash and cash equivalents
Increase		22	50
Balance, beginning of year		382	332

Balance, end of year		$404	$382

56 Brascan Corporation | 2004 Annual Report

Notes to Consolidated Financial Statements

1. SUMMARY OF ACCOUNTING POLICIES

These consolidated financial statements are prepared in accordance with generally accepted accounting principles (“GAAP”) as prescribed by the Canadian Institute of Chartered Accountants (“CICA”).

(a) Basis of Presentation

All currency amounts are in United States dollars (“U.S. dollars”) unless otherwise stated. The consolidated financial statements include the accounts of Brascan Corporation (“the company”) and the entities over which it has control.

The company accounts for its investments in Noranda Inc. (“Noranda”), Norbord Inc. (“Norbord”), Fraser Papers Inc. (“Fraser Papers”) and other investments over which it has significant influence, on the equity basis. Interests in jointly controlled partnerships and corporate joint ventures are proportionately consolidated.

(b) Acquisitions

The cost of acquiring a company is allocated to its identifiable net assets on the basis of the estimated fair values at the date of purchase. The excess of acquisition costs over the underlying net book values of assets acquired is allocated to the underlying tangible and intangible assets with the balance being goodwill. The allocated amounts are amortized over the estimated useful lives of the assets. The company periodically evaluates the carrying values of these amounts based on reviews of estimated future operating income and cash flows on an undiscounted basis, and any impairment is charged against income at that time. Goodwill arising on acquisitions is allocated to reporting units and tested annually for impairment.

(c) Property

(i) Commercial properties

Commercial properties held for investment are carried at cost less accumulated depreciation. For operating properties and properties held for long-term investment, a write-down to estimated fair value is recognized when a property’s estimated undiscounted future cash flow is less than its carried value. The projections of the future cash flow take into account the specific business plan for each property and management’s best estimate of the most probable set of economic conditions anticipated to prevail in the market.

Depreciation on buildings is provided during the year ended December 31, 2004 on a straight-line basis and on the sinking-fund basis in previous years, in each case over the useful lives of the properties to a maximum of 60 years. The sinking-fund method provides for a depreciation charge of an annual amount increasing on a compounded basis of 5% per annum. Depreciation is determined with reference to the carried value, remaining estimated useful life and residual value of each rental property. Tenant improvements and re-leasing costs are deferred and amortized over the lives of the leases to which they relate.

Development properties consist of properties for which a major repositioning program is being conducted and properties which are under construction. These properties are recorded at cost, including pre-development expenditures, unless an impairment is identified requiring a write-down to estimated fair value.

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(ii) Residential properties

Homes and other properties held for sale, which include properties subject to sale agreements, are recorded at the lower of cost and estimated fair value. Income received relating to homes and other properties held for sale is applied against the carried value of these properties.

Development land and infrastructure is recorded at cost unless impairment is identified requiring a write-down to estimated fair value. Costs are allocated to the saleable acreage of each project or subdivision in proportion to the anticipated revenue.

(d) Power Generation

Power generating facilities are recorded at cost, less accumulated depreciation. Facilities are tested for impairment based on an assessment of net recoverable amounts in the event of any adverse developments. A write-down to estimated fair value is recognized if a facility’s estimated undiscounted future cash flow is less than its carried value. The projections of the future cash flow take into account the operating plan for each facility and management’s best estimate of the most probable set of economic conditions anticipated to prevail in the market. Depreciation on power generating facilities and equipment is provided at various rates on a straight-line basis over the estimated service lives of the assets, which are up to 60 years for hydroelectric generation assets and up to 40 years for transmission, distribution and other assets.

Power generating facilities and infrastructure under development consist of power generating facilities under construction. These assets are recorded at cost, including pre-development expenditures, unless impairment is identified requiring a write-down to estimated fair value.

(e) Funds Management and Securities

Funds management operations include activities where the company manages investment funds for itself and on behalf of other institutional investors. Securities represent holdings that are not actively deployed within financial operations, however, with varying degrees of timing, can be liquidated and utilized to fund strategic acquisitions.

Securities are carried at the lower of cost and their estimated net realizable value with any valuation adjustments charged to income. This policy considers the company’s intent to hold an investment through periods where quoted market values may not fully reflect the underlying value of that investment. Accordingly, there are periods where the “fair value” or the “quoted market value” may be less than cost. In these circumstances, the company reviews the relevant security to determine if it will recover its carrying value within a reasonable period of time and will reduce the carrying value, if necessary. The company also considers the degree to which estimation is incorporated into valuations and any potential impairment relative to the magnitude of the related portfolio. Securities held within the company’s trading portfolio, which are designated as trading securities at the time of acquisition, are recorded at fair value and any valuation adjustments recorded as income.

In determining fair values, quoted market prices are generally used where available and, where not available, management estimates the amounts which could be recovered over time or through a transaction with knowledgeable and willing third parties under no compulsion to act.

Loans and notes receivable are carried at the lower of cost and estimated net realizable value calculated based on expected future cash flows, discounted at market rates for assets with similar terms and investment risks.

(f) Revenue and Expense Recognition

(i) Commercial property operations

Revenue from a commercial property is recognized upon the earlier of attaining a break-even point in cash flow after debt servicing, or the expiration of a reasonable period of time following substantial completion, subject to the time limitation determined when the project is approved. Prior to this, the property is categorized as a rental property under development, and related revenue is applied to reduce development costs.

58       Brascan Corporation | 2004 Annual Report

The company has retained substantially all of the risks and benefits of ownership of its rental properties and therefore accounts for leases with its tenants as operating leases. The total amount of contractual rent to be received from operating leases is recognized on a straight-line basis over the term of the lease; a receivable is recorded for the difference between the rental revenue recorded and the contractual amount received. Rental revenue includes percentage participating rents and recoveries of operating expenses, including property, capital and Canadian large corporation taxes. Percentage participating rents are recognized when tenants’ specified sales targets have been met. Operating expense recoveries are recognized in the period that recoverable costs are chargeable to tenants.

Revenue from the sale of land and other properties is recorded when the collection of the sale proceeds is reasonably assured and all other significant conditions are met. Properties which have been sold, but for which these criteria have not been satisfied, are classified as commercial properties or included in residential inventory assets, unless they meet the criteria for treatment as discontinued operations.

(ii) Residential property operations

Revenue from the sale of residential land is recorded when the collection of the sale proceeds is reasonably assured and all other significant conditions are met. Properties which have been sold, but for which these criteria have not been satisfied, are included in development property or residential inventory assets.

(iii) Power generation

Revenue from the sale of electricity is recorded at the time power is provided based upon output delivered and capacity provided at rates as specified under contract terms or prevailing market rates.

(iv) Funds management and securities

Revenue from loans and securities, less a provision for uncollectible amounts, is recorded on the accrual basis. Provisions are established in instances where, in the opinion of management, there is reasonable doubt concerning the repayment of loans or the realization of the carrying values of portfolio securities or portfolio investments.

Gains on the exchange of assets which do not represent a culmination of the earnings process are deferred until realized by sale. Gains resulting from the exercise of options and other participation rights are recognized when the securities acquired are sold.

The net proceeds recorded under reinsurance contracts are accounted for as deposits when a reasonable possibility that the company may realize a significant loss from the insurance risk does not exist.

(v) Real estate services

Commissions from property brokerage are recognized at the time of the closing of the related real estate transaction.

(g) Capitalized Costs

Capitalized costs on assets under development and redevelopment include all expenditures incurred in connection with the acquisition, development and construction until the asset is available for its intended use. These expenditures consist of costs and interest on debt that is related to these assets. Ancillary income relating specifically to such assets during the development period is treated as a reduction of costs.

(h) Pension Benefits and Employee Future Benefits

The costs of retirement benefits for defined benefit plans and post-employment benefits are recognized as the benefits are earned by employees. The company uses the accrued benefit method pro-rated on the length of service and management’s best estimate assumptions to value its pension and other retirement benefits. Assets are valued at fair value for purposes of calculating the expected return on plan assets. For defined contribution plans, the company expenses amounts as paid.

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(i) Derivative Financial Instruments

The company and its subsidiaries utilize derivative financial instruments primarily to manage financial risks, including interest rate, commodity and foreign exchange risks. Hedge accounting is applied when the derivative is designated as a hedge of a specific exposure and there is reasonable assurance that it will continue to be effective as a hedge based on an expectation of offsetting cash flows or fair value. Realized and unrealized gains and losses on foreign exchange forward contracts and currency swaps designated as hedges of currency risks are included in the cumulative translation adjustment account when the currency risk relates to a net investment in a self-sustaining subsidiary and are otherwise included in income in the same period as when the underlying asset, liability or anticipated transaction affects income. The periodic exchanges of payments on interest rate swaps designated as hedges of debt are recorded on an accrual basis as an adjustment to interest expense. The periodic exchanges of payments on power generation commodity swaps designated as hedges are recorded on a settlement basis as an adjustment to power generation revenue. Premiums paid on options are initially recorded as assets and are amortized into earnings over the term of the option contract. Hedge accounting is discontinued prospectively when the derivative no longer qualifies as a hedge or the hedging relationship is terminated. The fair value of a derivative that was deferred by the application of hedge accounting is recognized in income over the term of the original hedging relationship.

Derivative financial instruments that are not designated as hedges are carried at estimated fair values and gains and losses arising from changes in fair values are recognized in investment income and other in the period the changes occur. The use of non-hedging derivative contracts is governed by documented risk management policies and approved limits. Derivative financial instruments of a financing nature are recorded at fair value determined on a credit adjusted basis.

(j) Income Taxes

The company uses the asset and liability method whereby future income tax assets and liabilities are determined based on differences between the carrying amounts and tax bases of assets and liabilities, and measured using the tax rates and laws that will be in effect when the differences are expected to reverse.

(k) Reporting Currency and Foreign Currency Translation

The U.S. dollar is the functional currency of the company’s head office operations and the company adopted the U.S. dollar as its reporting currency.

The accounts of subsidiaries having a functional currency other than the U.S. dollar are translated using the current rate method. Gains or losses on translation are deferred and included in the cumulative translation adjustment account. Gains or losses on foreign currency denominated balances and transactions that are designated as hedges of net investments in these subsidiaries are reported in the same manner.

Foreign currency denominated monetary assets and liabilities of the company and subsidiaries where the functional currency is the U.S. dollar are translated at the rate of exchange prevailing at period-end and revenues and expenses at average rates during the period. Gains or losses on translation of these items are included in the consolidated statement of income. Gains or losses on transactions which hedge these items are also included in the consolidated statement of income.

(l) Stock-Based Compensation

The company and its consolidated subsidiaries account for stock options using the fair value method. Under the fair value method, compensation expense for stock options is determined based on the fair value at the grant date using an option pricing model and charged to income over the vesting period.

(m) Business Combinations, Goodwill and Other Intangible Assets

The company accounts for business combinations using the purchase method of accounting which establishes specific criteria for the recognition of intangible assets separately from goodwill. Goodwill is not amortized, but is subjected to impairment tests on at least an annual basis.

60       Brascan Corporation | 2004 Annual Report

(n) Carrying Value of Assets

The company assesses the carrying values of long-lived assets, when events necessitate a review, based on the net recoverable amounts determined on an undiscounted cash flow basis. If the carrying value of an asset exceeds its net recoverable amount, an impairment loss is recognized to the extent that the fair value is below the asset’s carrying value. Fair value is determined based on quoted market prices when available, otherwise on the discounted cash flows over the life of the asset.

(o) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates are required in the determination of cash flows and probabilities in assessing net recoverable amounts and net realizable values; tax and other provisions; hedge effectiveness; and fair values for disclosure purposes.

(p) Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, demand deposits and all highly liquid short-term investments with original maturity less than 90 days.

(q) Changes in Accounting Policies

Effective January 1, 2004 the company adopted the following new accounting policies, none of which individually or collectively had a material impact on the consolidated financial statements of the company, unless otherwise noted. These changes were the result of changes to the Canadian Institute of Chartered Accountants (“CICA”) Handbook, Accounting Guidelines (“AcG”) and Emerging Issues Committee Abstracts (“EIC”).

(i) Generally accepted accounting principles, CICA Handbook Section 1100

Section 1100 establishes standards for financial reporting in accordance with GAAP, and provides guidance on sources to consult when selecting accounting policies and determining appropriate disclosures when a matter is not dealt with explicitly in the primary sources of GAAP. The provision of section 1100 have been applied on a prospective basis to balances outstanding as at January 1, 2004, and transactions after that date. The adoption of the new standard resulted in recognition of additional straight-line rental revenues of $22 million and additional depreciation of $58 million before any tax effects for the year ended December 31, 2004.

(ii) Asset retirement obligations, CICA Handbook Section 3110

Section 3110 addresses the recognition and re-measurement of obligations associated with the retirement of a tangible long-lived asset. This standard provides that obligations associated with the retirement of tangible long-lived assets be recorded as liabilities when those obligations are incurred, with the amount of the liabilities initially measured at fair value. These obligations are capitalized to the book value of the related long-lived assets and are depreciated over the useful life of the related asset.

(iii) Hedging relationship, AcG 13

AcG 13 requires the discontinuance of hedge accounting for hedging relationships previously established that do not meet the criteria at the date it is first applied. AcG 13 does not change the method of accounting for derivatives in hedging relationships, but EIC 128, “Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments”, effective when AcG 13 is adopted, requires fair value accounting for derivatives that do not qualify for hedge accounting.

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(iv) Impairment of long-lived assets, CICA Handbook Section 3063

Section 3063 provides that an impairment loss be recognized when the carrying value of an asset exceeds the total undiscounted cash flows expected from its use and eventual disposition. The impairment recognized is measured as the amount by which the carrying value exceeds its fair value.

(v) Accounting for operating leases acquired in either an asset acquisition or business combination, EIC 140

EIC 140 requires that when a company acquires real estate in either an asset acquisition or business combination, a portion of the purchase price should be allocated to the in-place leases to reflect the intangible amounts of leasing costs, above or below market leases and tenant relationship values, if any. These intangible costs are amortized over their respective lease terms.

(r) Future Accounting Policy Changes

The following future accounting policy changes may have an impact on the company, although the impact, if any, has not been determined at this time.

(i) Consolidation of variable interest entities, AcG 15

In June 2003, the CICA issued AcG 15, “Consolidation of Variable Interest Entities”. AcG 15 provides guidance for applying the principles in handbook section 1590, “Subsidiaries”, to those entities (defined as Variable Interest Entities (“VIEs”)), in which either the equity at risk is not sufficient to permit that entity to finance its activities without additional subordinated financial support from other parties, or equity investors lack voting control, an obligation to absorb expected losses, or the right to share expected residual returns. AcG 15 requires consolidation of VIEs by the Primary Beneficiary, which is defined as the party which has exposure to the majority of a VIEs expected losses and/or expected residual returns. The impact of consolidating VIEs is reflected in the company’s Note 23.

(ii) Liabilities and equity, CICA Handbook Section 3860

In November 2003, the Accounting Standards Board (“AcSB”) approved a revision to CICA handbook section 3860, Financial Instruments: Disclosure and Presentation, to require certain obligations that must or could be settled with a variable number of the issuer’s own equity instruments to be presented as a liability. It is expected that this will require the reclassification to liabilities of certain of the company’s preferred shares and securities that are currently included in equity. Similar reclassifications are expected for the preferred equity securities issued by the company’s subsidiaries.

(s) Comparative Figures

Certain of the prior year’s figures have been reclassified to conform with the 2004 presentation.

2. SECURITIES

MILLIONS	2004	2003

Government bonds	$42	$49
Corporate bonds	463	387
Preferred shares	351	342
Common shares	140	76

Total	$996	$854

Securities are comprised of securities that are not an active component of the company’s funds management operations (see Note 6).

62       Brascan Corporation | 2004 Annual Report

The fair value of securities as at December 31, 2004 was $1,031 million (2003 – $852 million). The portfolio consists of $344 million (2003 – $340 million) fixed rate securities with an average yield of 4.0% (2003 – 4.2%).

Securities include $335 million (2003 – $356 million) of securities of affiliates, principally equity accounted investees. Revenue earned on these securities during the year amounted to $17 million (2003 – $24 million).

3. ACCOUNTS RECEIVABLE AND OTHER

MILLIONS	Note	2004	2003

Accounts receivable	(a)	$1,187	$1,053
Prepaid expenses and other assets	(b)	281	508
Future income tax assets	(c)	56	62

Total		$1,524	$1,623

(a) Accounts Receivable

MILLIONS	2004	2003

Property operations	$482	$231
Power generation	169	131
Funds management	204	449
Other	332	242

Total	$1,187	$1,053

Included in accounts receivable are Executive Share Ownership Plan loans receivable from executives of the corporation and consolidated subsidiaries of $31 million (C$38 million) (2003 – $30 million (C$39 million)). No loans have been made since July 2002.

(b) Prepaid Expenses and Other Assets

MILLIONS	2004	2003

Property operations	$235	$475
Other	46	33

Total	$281	$508

(c) Future Income Tax Assets

MILLIONS	2004	2003

Tax assets related to operating and capital losses	$941	$744
Tax liabilities related to differences between tax and book base	(885)	(682)

Future income tax assets	$56	$62

The future income tax assets relate primarily to non-capital losses available to reduce taxable income which may arise in the future. The company and its Canadian subsidiaries have future income tax assets of $739 million (2003 – $482 million) that relate to non-capital losses which expire over the next seven to ten years, and $52 million (2003 – $68 million) that relate to capital losses which have no expiry. The company’s U.S. subsidiaries have future income tax assets of $150 million (2003 – $194 million) that relate to net operating losses which expire over the next 16 years. The amount of non-capital losses and deductible temporary differences for which no future income tax assets have been recognized is approximately $755 million (2003 – $645 million).

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4. PROPERTY

MILLIONS	Note	2004	2003

Commercial properties	(a)	$7,020	$6,622
Residential properties	(b)	818	738
Development properties	(c)	950	814
Property services	(d)	51	48

Total		$8,839	$8,222

(a) Commercial Properties

MILLIONS	2004	2003

Commercial properties	$7,671	$7,137
Less: accumulated depreciation	651	515

Total	$7,020	$6,622

(i) Commercial properties carried at a net book value of approximately $2,300 million (2003 – $2,380 million) are situated on land held under leases or other agreements largely expiring after the year 2069. Minimum rental payments on land leases are approximately $22 million (2003 – $22 million) annually for the next five years and $973 million (2003 – $996 million) in total on an undiscounted basis.

(ii) Construction costs of $15 million (2003 – $7 million) were capitalized to the commercial property portfolio for properties undergoing redevelopment in 2004.

(b) Residential Properties

Residential properties include infrastructure, land and construction in progress for single family homes and condominiums.

The company, through its subsidiaries, is contingently liable for obligations of its associates in its residential development land joint ventures. In each case, all of the assets of the joint venture are available first for the purpose of satisfying these obligations, with the balance shared among the participants in accordance with predetermined joint venture arrangements.

(c) Development Properties

MILLIONS	2004	2003

Commercial development properties	$603	$509
Residential lots – owned	263	246
– optioned	45	19
Agricultural lands	39	40

Total	$950	$814

Development properties include commercial development land and density rights, and residential land owned and under option.

During 2004, the company capitalized construction and related costs of $26 million (2003 – $123 million) and interest costs of $14 million (2003 – $44 million) to its commercial development sites, and interest costs of $32 million (2003 – $28 million) to its residential land operations.

(d) Property Services

MILLIONS	2004	2003

Centract Residential Property Services	$30	$27
Brookfield LePage Facilities Management	10	9
Brookfield Residential Management Services	3	4
Royal LePage Commercial Brokerage Services	8	8

Total	$51	$48

64       Brascan Corporation | 2004 Annual Report

Property services include fixed assets and $21 million (2003 – $20 million) of goodwill and other intangible assets associated with the company’s property services businesses. These services include residential and commercial brokerage, move management, facilities and condominium management and other services associated with commercial and residential real estate.

5. POWER GENERATION

MILLIONS	2004	2003

Property, plant and equipment
Generation	$2,888	$1,762
Transmission	164	130
Distribution	70	60

	3,122	1,952
Less:
Accumulated depreciation	370	298

	2,752	1,654
Investment in Louisiana HydroElectric Power	244	228
Generating facilities under development	52	45

Total	$3,048	$1,927

Generation assets includes the cost of the company’s 120 (2003 – 44) hydroelectric generating stations in Ontario, Quebec, New York, Maine, New Hampshire, British Columbia and Brazil, and the Lake Superior Power gas-fired cogeneration plant. Transmission and distribution is comprised of the cost of regulated transmission and distribution facilities located in northern Ontario.

The company’s hydroelectric power facilities operate under various agreements for water rights which extend to or are renewable over terms through the years 2009 to 2044. The company’s transmission and distribution network operates under a regulated rate base arrangement which is applied to its invested capital.

During 2004, the company completed the acquisition of 71 hydroelectric power generating plants and one cogeneration facility in upstate New York from Reliant Energy for approximately $881 million. These facilities have a combined generating capacity of 674 megawatts.

During 2003, the company completed the development of, through a 50%-owned joint venture, a 30 megawatt (MW) hydroelectric generating station in British Columbia for $51 million, and a 100%-owned 45 MW hydroelectric generation station in Ontario for a cost of $57 million. In addition, during 2003 the company acquired three hydroelectric generating stations located in New England, with a combined generating capacity of 17 MW for an aggregate cash purchase price of $28 million. In December 2003, the company’s three hydroelectric generating stations in Brazil commenced operations with a total installed capacity of 60 MW.

The company accounts for its 75% equity interest in the equity of Louisiana HydroElectric Power under the equity method as it does not have voting control over the investee. The financial statements of Louisiana HydroElectric Power for 2004 and 2003 are summarized as follows:

MILLIONS	2004	2003

Assets	$1,054	$1,044
Debt	816	812
Other liabilities	98	100

Operating revenues	159	138
Operating expenses	38	35
Net income	40	21

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6. FUNDS MANAGEMENT

MILLIONS	Note	2004	2003

Securities	(a)	$2,494	$1,347
Loans and notes receivable	(b)	900	409
Other	(c)	431	339

Total		$3,825	$2,095

(a) Securities

MILLIONS	2004	2003

Debentures	$1,171	$553
Preferred shares	5	1
Common shares	857	368
Equity accounted investments	461	425

Total	$2,494	$1,347

Securities include $173 million (2003 – $54 million) of securities held within the company’s trading portfolio which are recorded at fair market value. The balance of securities are carried at the lower of cost and their net realizable value. The fair value of securities at December 31, 2004 was $3,065 million (2003 – $1,442 million). Securities also include a 17% (2003 – 9%) common share interest in Canary Wharf Group plc, accounted for under the cost method with a book value of $450 million at December 31, 2004 (2003 – $153 million).

The portfolio’s debentures and preferred shares include fixed rate securities totalling $172 million (2003 – $79 million) with an average yield of 6.5% (2003 – 6.8%) and an average maturity of approximately five years.

Equity accounted investments include the following:

	Number of Shares		% Interest		Book Value
MILLIONS	2004	2003	2004	2003	2004	2003

Norbord Inc.	53.8	63.8	36%	42%	$177	$356
Fraser Papers Inc.	12.8	—	42%	—	204	—
Other					80	69

					$461	$425

The carrying values of equity accounted investments are subject to periodic reviews to assess whether any impairments are other than temporary.

(b) Loans and Notes Receivable

Loans and notes receivable include corporate loans, merchant banking loans and other loans, either underwritten on a primary basis or acquired in the secondary market.

The fair value of the company’s loans and notes receivable at December 31, 2004 and 2003 approximated their carrying value based on expected future cash flows, discounted at market rates for assets with similar terms and investment risks.

Loans and notes receivable include $180 million (2003 – $169 million) which include $25 million (2003 – $24 million) due from affiliates, which are principally equity accounted investees. Interest earned during the year on loans due from equity accounted investees amounted to $3 million (2003 – $3 million).

The loan portfolio matures between one year and three years, with an average maturity of approximately one year and includes fixed rate loans totalling $67 million (2003 – $61 million) with an average yield of 6.5% (2003 – 6.6%).

66       Brascan Corporation | 2004 Annual Report

(c) Other

Other assets includes $93 million (2003 – $90 million) of goodwill principally arising from the privatization of Brascan Financial Corporation during 2002, and $63 million (2003 – $75 million) of goodwill and other intangibles associated with Brascan’s business services investments including contracts and intellectual property.

7. INVESTMENT

The company holds 122.6 million common shares of Noranda representing a 42% interest. The company’s ownership interest is unchanged from December 31, 2003. Noranda is an international base mining and metals company. Included in the carrying value of the company’s long-term investments in Noranda is a net amount of $286 million (2003 – $286 million) which represents the excess of acquisition costs over the company’s share of the net book value of Noranda.

8. NON-RECOURSE BORROWINGS

(a) Property Specific Mortgages

MILLIONS	2004	2003

Commercial properties	$4,534	$4,149
Power generation	1,511	732

Total	$6,045	$4,881

Property specific mortgages include $1,786 million (2003 – $1,632 million) repayable in Canadian dollars equivalent to C$2,143 million (2003 – C$2,122 million) and $113 million (2003 – $43 million) in Brazilian reais equivalent to R$301 million (2003 – R$124 million). The weighted average interest rate at December 31, 2004 was 6.4% (2003 – 6.6%).

Principal repayments on property specific mortgages due over the next five years and thereafter are as follows:

MILLIONS	Commercial Properties	Power Generation	Annual Repayments

2005	$311	$89	$400
2006	210	524	734
2007	642	22	664
2008	285	22	307
2009	193	59	252
Thereafter	2,893	795	3,688

Total	$4,534	$1,511	$6,045

(b) Other Debt of Subsidiaries

MILLIONS	2004	2003

Residential properties	$660	$576
Power generation	617	375
Funds management	530	647
International operations and other	566	477

Total	$2,373	$2,075

Other debt of subsidiaries include $883 million (2003 – $539 million) repayable in Canadian dollars equivalent to C$1,059 million (2003 – C$701 million) and $14 million (2003 – $15 million) in Brazilian reais equivalent to R$38 million (2003 – R$43 million). The weighted average interest rate at December 31, 2004 was 6.8% (2003 – 6.6%).

Residential properties debt represents $660 million (2003 – $576 million) drawn under construction financing facilities which are typically established on a project by project basis. Amounts drawn are repaid from the proceeds on the sale of building lots, single family houses and condominiums and redrawn to finance the construction of new homes.

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Funds management debt includes the issuance of debentures with a principal amount of C$255 million issued for net proceeds of C$245 million on September 30, 2004 that are exchangeable for up to 20 million common shares of Norbord and will mature on September 30, 2029. The carrying value of the debentures is adjusted to reflect the market value of the underlying Norbord shares, which at December 31, 2004 was $195 million, and any change in value is recorded in income.

Other debt of subsidiaries include obligations pursuant to financial instruments which are recorded as liabilities. These amounts include $393 million (2003 – $327 million) of obligations relating to the company’s international operations subject to credit rating provisions, which are supported directly and indirectly by corporate guarantees.

Principal repayments on other debt of subsidiaries over the next five years and thereafter are as follows:

	Residential	Power	Funds	International
MILLIONS	Properties	Generation	Management	and Other	Total

2005	$407	$200	$5	$120	$732
2006	214	84	—	46	344
2007	32	—	114	2	148
2008	7	—	11	1	19
2009	—	333	6	4	343
Thereafter	—	—	394	393	787

Total	$660	$617	$530	$566	$2,373

The fair value of property specific mortgages and other debt of subsidiaries exceeds the book value by $205 million (2003 – $198 million), determined by way of discounted cash flows using market rates adjusted for credit spreads applicable to the debt.

9. CORPORATE BORROWINGS

MILLIONS	2004	2003

Publicly traded term debt	$1,413	$1,100
Privately held term debt	13	113
Commercial paper and bank borrowings	249	—

Total	$1,675	$1,213

Commercial paper and bank borrowings is principally commercial paper issued by the company. Commercial paper obligations are backed by the company’s bank credit facilities, which are in the form of 364-day revolving facilities, convertible at the company’s option into three-year amortizing term facilities on each anniversary. These borrowings are at floating rates and have a weighted average interest rate as at December 31, 2004 of 2.5% (2003 – 2.7%).

Term debt borrowings, which have maturity dates up to 2033, have a weighted average interest rate of 7.3% (2003 – 5.4%), and include $325 million (2003 – $13 million) repayable in Canadian dollars equivalent to C$390 million (2003 – C$17 million).

On December 31, 2004, the company assumed C$125 million 7.35% medium-term notes due October 2005, C$125 million 8.35% debentures due December 2006, C$125 million 7.25% debentures due June 2007 and $47 million of commercial paper and bank borrowings of Brascan Financial Corporation, as a result of the amalgamation of Brascan Financial Corporation and the company.

During 2003, the company issued $200 million of 5.75% publicly traded term debt due March 2010 and $250 million of 7.375% publicly traded term debt due March 2033.

68       Brascan Corporation | 2004 Annual Report

Principal repayments on corporate borrowings due over the next five years and thereafter are as follows:

MILLIONS	Annual Repayments

2005	$364
2006	106
2007	105
2008	300
2009	—
Thereafter	800

Total	$1,675

The fair value of corporate borrowings at December 31, 2004 exceeds the book value by $167 million (2003 – $140 million), determined by way of discounted cash flows using market rates adjusted for the company’s credit spreads.

MILLIONS	Note	2004	2003

Accounts payable	(a)	$2,082	$1,163
Other liabilities	(b)	637	582

Total		$2,719	$1,745

(a) Accounts Payable

MILLIONS	2004	2003

Property operations	$524	$375
Power generation	100	89
Funds management	1,298	419
Other	160	280

Total	$2,082	$1,163

(b) Other Liabilities

Other liabilities include provisions for tax, currency and other financial obligations, as well as the fair value of the company’s obligations to deliver securities it did not own at the time of sale and those pursuant to financial instruments recorded as liabilities.

11. MINORITY INTERESTS OF OTHERS IN ASSETS

Minority interests of others in assets represent the common equity in consolidated subsidiaries that is owned by other shareholders. The balances are as follows:

MILLIONS	2004	2003

Property operations	$1,185	$1,228
Power generation	194	184
Funds management	110	34
Other	80	70

Total	$1,569	$1,516

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12. PREFERRED EQUITY – CORPORATE AND SUBSIDIARIES

Corporate Preferred Equity

Corporate preferred equity outstanding:

MILLIONS	Note	2004	2003

Corporate
Preferred shares	(a)	$930	$693
Preferred securities	(b)	159	159

Total		$1,089	$852

(a) Corporate – Preferred Shares

The following Class A preferred shares are issued and outstanding:

			Issued and Outstanding
	Rate	Term	2004	2003	2004		2003

					(MILLIONS)
Class A Preferred Shares
Series 1	65% P	Retractable	—	18,891	$—	[1]	$—	[2]
Series 14	63% P	Retractable	25	—	—	[2]	—

Series 2	70% P	Perpetual	10,465,100	10,465,100	$169		$169
Series 3	B.A. + 40 b.p. [3]	Perpetual	1,171	1,171	75		75
Series 4 + 7	70% P/8.5%	Perpetual	2,800,000	2,800,000	45		45
Series 8	Variable up to P	Perpetual	1,049,792	1,049,792	17		17
Series 9	5.63%	Perpetual	2,950,208	2,950,208	46		46
Series 10	5.75%	Convertible	10,000,000	10,00,000	159		159
Series 11	5.50%	Convertible	4,032,401	4,032,401	65		65
Series 12	5.40%	Convertible	7,000,000	7,000,000	117		117
Series 13	70% P	Perpetual	9,288,700	—	195		—
Series 15	B.A. + 40 b.p. [4]	Perpetual	2,000,000	—	42		—

Total					$930		$693

1	Redeemed July 30, 2004

2	Included in accounts and other payables

3	Rate determined in a monthly auction

4	Rate determined in a quarterly auction

P – Prime Rate B.A. – Banker’s Acceptance Rate b.p. – Basis Points

The company is authorized to issue an unlimited number of Class A preferred shares and an unlimited number of Class AA preferred shares, issuable in series. No Class AA preferred shares have been issued.

The Class A preferred shares have preference over the Class AA preferred shares, which in turn are entitled to preference over the Class A and Class B common shares on the declaration of dividends and other distributions to shareholders. All series of the outstanding preferred shares have a par value of C$25 per share, except the Class A, Series 3 preferred shares which have a par value of C$100,000 per share, and the Class A, Series 14 preferred shares which have a par value of C$100 per share.

70       Brascan Corporation | 2004 Annual Report

The Series 10, 11 and 12 shares, unless redeemed by the company, are convertible into Class A common shares at a price equal to the greater of 95% of the market price at the time of conversion and C$2.00, at the option of both the company and the holder, at any time after the following dates:

	Earliest Permitted	Company’s	Holder’s
	Redemption Date	Option	Option

Series 10	September 30, 2008	September 30, 2008	March 31, 2012
Series 11	June 30, 2009	June 30, 2009	December 31, 2013
Series 12	March 31, 2014	March 31, 2014	March 31, 2018

On December 31, 2004, the company issued 9,288,700 Series 13 preferred shares, 25 Series 14 preferred shares and 2,000,000 Series 15 preferred shares as a result of the amalgamation of Brascan Financial Corporation and the company.

During 2003, the company issued 7,000,000 Series 12 5.4% preferred shares for cash proceeds of C$175 million by way of a public offering.

(b) Corporate – Preferred Securities

The company has the following preferred securities outstanding:

MILLIONS	2004	2003

8.35% due 2050	$79	$79
8.30% due 2051	80	80

Total	$159	$159

The preferred securities are subordinated and unsecured. The company may redeem the preferred securities in whole or in part five years after the date of issue at a redemption price equal to 100% of the principal amount of the preferred securities plus accrued and unpaid distributions thereon to the date of such redemption. The company may elect to defer interest payments on the preferred securities for periods of up to five years and may settle deferred interest and principal payments by way of cash, preferred shares or common shares of the company.

Subsidiaries Preferred Equity

Subsidiaries of the corporation have issued the following perpetual preferred shares:

MILLIONS	2004	2003

Commercial real estate	$1,006	$722
Funds management	53	287

Total	$1,059	$1,009

During 2004, the company’s real estate operations issued 8,000,000 Class AAA, Series J preferred shares and 6,000,000 Class AAA, Series K preferred shares for cash proceeds of C$350 million.

13. COMMON EQUITY

The company is authorized to issue an unlimited number of Class A Limited Voting Shares (“Class A common shares”) and 85,120 Class B Limited Voting Shares (“Class B common shares”), together referred to as common shares.

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The company’s common shareholders’ equity is comprised of the following:

MILLIONS	Rate		Maturity	2004	2003 [1]

Convertible Notes
Series I	B.A. + 40 b.p.	[2]	2085	$9	$44
Series II	3.9% [3]		2088	2	8

				11	52
Class A and B common shares				1,226	1,188
Retained earnings				2,149	1,669
Cumulative translation adjustment				95	99

Common equity				$3,481	$3,008

NUMBERS OF SHARES

Class A common shares	258,620,702	256,035,490
Class B common shares	85,120	85,120

	258,705,822	256,120,610
Unexercised options	12,181,392	11,363,277
Reserved for conversion of subordinated notes	824,927	3,792,206

Total diluted common shares	271,712,141	271,276,093

1	Prior year has been restated to reflect 3-for-2 stock split on June 1, 2004 2

2	Rate determined in a semi-annual auction, maximum 10%

3	Rate determined as 120% of the current common share dividend

B.A. – Banker’s Acceptance Rate b.p. – Basis Points

(a) Convertible Notes

The Convertible Notes are subordinate to the company’s senior debt and the company may, at its option, pay principal and interest due on the notes in Class A common shares of the company.

The Series I and II Convertible Notes are convertible at the option of the holder at any time into a total of 824,927 (2003 –3,792,206) Class A common shares at conversion prices of C$21.33 and C$20.67 per share, respectively, and are redeemable at any time at the company’s option.

72       Brascan Corporation | 2004 Annual Report

(b) Class A and Class B Common Shares

The company’s Class A common shares and its Class B common shares are each, as a separate class, entitled to elect one-half of the company’s Board of Directors. Shareholder approvals for matters other than for the election of Directors must be received from the holders of the company’s Class A common shares as well as the Class B common shares, each voting as a separate class.

During 2004 and 2003 the number of issued and outstanding common shares changed as follows:

MILLIONS	2004	2003 [1]

Outstanding at beginning of year	256,120,610	261,206,606
Issued (repurchased):
Dividend reinvestment plan	72,539	58,251
Management share option plan	382,430	586,200
Conversion of debentures and minority interests	2,967,334	1,124,307
In exchange for shares of Brascan Financial	—	12,246
Fractional shares cancelled in relation to stock split	(12,186)	—
Normal course issuer bid	(824,905)	(6,867,000)

Outstanding at end of year	258,705,822	256,120,610

1	Prior year has been restated to reflect 3-for-2 stock split on June 1, 2004

In 2004, under a normal course issuer bid, the company repurchased 824,905 (2003 – 6,867,000) Class A common shares at a cost of $19 million (2003 – $102 million). Proceeds from the issuance of common shares pursuant to the company’s dividend reinvestment plan and management share option plan (“MSOP”), totalled $6 million (2003 – $7 million).

(c) Earnings Per Share

The components of basic and diluted earnings per share are summarized in the following table:

MILLIONS	2004	2003 [1]

Net income	$688	$403
Convertible note interest	(1)	(2)
Preferred security distributions	(16)	(15)
Preferred share dividends	(46)	(43)

Net income available for common shareholders	$625	$343

Weighted average outstanding common shares	258	257
Dilutive effect of the conversion of notes and options using treasury stock method	6	7

Common shares and common share equivalents	264	264

1	Prior year has been restated to reflect 3-for-2 stock split on June 1, 2004

(d) Stock-Based Compensation

Options issued under the company’s MSOP vest proportionately over five years and expire 10 years after the grant date. The exercise price is equal to the market price at the grant date. During 2004, the company granted 1,527,545 (2003 –1,987,500) options with an exercise price of C$30.07 (2003 – C$19.98) per share. The cost of the options was determined using the Black-Scholes model of valuation, assuming a 7.5 year term (2003 – 7.5 year), 12% volatility (2003 – 20%), a weighted average expected dividend yield of 2.3% (2003 – 3.44%) annually and an interest rate of 4.0% (2003 – 4.11%). The cost of $5 million (2003 – $4 million) was charged to employee compensation expense over the five-year vesting period of the options granted.

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The changes in the number of options during 2004 and 2003 were as follows:

	2004		2003 [1]
		Weighted		Weighted
	Number of	Average	Number of	Average
	Options	Exercise	Options	Exercise
	(000’S)	Price	(000’S)	Price

Outstanding at beginning of year	11,363	C$16.94	10,053	C$16.17
Granted	1,527	30.07	1,987	19.98
Exercised	(382)	15.13	(588)	13.59
Cancelled	(327)	14.95	(89)	18.79

Outstanding at end of year	12,181	C$18.70	11,363	C$16.94

Exercisable at end of year	7,069		5,823

1	Prior year has been restated to reflect 3-for-2 stock split on June 1, 2004

At December 31, 2004, the following options to purchase Class A common shares were outstanding:

		Weighted
		Average	Number
NUMBER OUTSTANDING		Remaining	Exercisable
(000’S)	Exercise Price	Life	(000’S)

1,989	C$8.80 – C$12.80	4.7 yrs.	1,630
3,664	C$12.87 – C$19.27	5.1 yrs.	2,589
5,027	C$19.60 – C$27.64	6.0 yrs.	2,850
1,501	C$30.07 – C$37.42	9.1 yrs.	—

12,181			7,069

A Restricted Share Unit Plan is offered to executive officers and non-employee directors of the company. Under this plan, each officer and director may choose to receive all or a percentage of his or her annual incentive bonus or directors fees in the form of Deferred Share Units (“DSUs”) and Restricted Share Appreciation Units (“RSAUs”). The DSUs and RSAUs vest over a five-year period, and DSUs accumulate additional DSUs at the same rate as dividends on common shares. Officers and directors are not allowed to convert DSUs and RSAUs into cash until retirement or cessation of employment. The value of the DSUs, when converted to cash, will be equivalent to the market value of the common shares at the time the conversion takes place. The value of the RSAUs when converted into cash will be equivalent to the difference between the market price of equivalent numbers of common shares at the time the conversion takes place, less the market price on the date the RSAUs are granted. The value of the vested and unvested DSUs and RSAUs as at December 31, 2004 was $87 million (2003 – $43 million).

Employee compensation expense for these plans is charged against income over the vesting period of the DSUs and RSAUs. Changes in the amount payable by the company in respect of vested DSUs and RSAUs as a result of dividends and share price movements are recorded as employee compensation expense in the period of the change and for the year ended December 31, 2004 including those of operating subsidiaries was $39 million (2003 – $15 million).

(e) Other

Loans receivable from officers of the company of $nil (2003 – $1 million) owing under the company’s Management Share Purchase Plan were secured by fully paid Class A common shares of the company and were deducted from shareholders’ equity. All loans were fully repaid in January 2004.

74       Brascan Corporation | 2004 Annual Report

14. RISK MANAGEMENT AND DERIVATIVE FINANCIAL INSTRUMENTS

(a) Derivative Financial Instruments

The company and its subsidiaries use derivative financial instruments including interest rate swaps, cross currency interest rate swaps, total return swaps, commodity swaps, commodity options and foreign exchange forward contracts to manage risk.

Management evaluates and monitors the credit risk of its derivative financial instruments and endeavours to minimize credit risk through offset arrangements, collateral, and other credit risk mitigation techniques. The credit risk of derivative financial instruments is limited to the replacement value of the instrument, and takes into account any replacement cost and future credit exposure. The replacement value or cost of interest rate swap contracts which form part of financing arrangements is calculated by way of discounted cash flows using market rates adjusted for credit spreads.

The company endeavours to maintain a matched book of currencies and interest rates. However, unmatched positions are carried, on occasion, within predetermined exposure limits. These limits are reviewed on a regular basis and the company believes the exposures are manageable and not material in relation to its overall business operations.

At December 31, 2004, the company held foreign exchange contracts with a notional amount of $2,703 million (2003 – $2,669 million) at an average exchange rate of $1.257 (2003 – $1.317) and a replacement value in excess of that recorded in the company’s accounts of nil (2003 – $4 million) to manage its Canadian dollar exposure. At December 31, 2004, the company held foreign exchange contracts with a notional amount of $574 million (2003 – nil) at an average exchange rate of $1.904 (2003 – nil) to manage its British pounds exposure. All of the foreign exchange contracts at December 31, 2004 had a maturity of less than two years. The company also held interest rate swap contracts having a notional amount of $1,300 million (2003 – $1,125 million) with a replacement value in excess of that recorded in the company’s accounts of $32 million (2003 – $2 million). These contracts expire over an 11-year period.

At December 31, 2004, the company held total return swaps with a notional amount of $106 million (2003 – nil) recorded in the balance sheet at an amount equal to replacement value.

At December 31, 2004, the company’s Canadian dollar functional subsidiaries held U.S. dollar foreign exchange contracts with a notional amount of $1,884 million (2003 – $989 million) at an average exchange rate of $1.249 (2003 – $1.338) and a replacement value in excess of that recorded in the company’s accounts of nil (2003 – $3 million), and contracts with a replacement cost in excess of that recorded in the company’s accounts of nil (2003 – $1 million). These contracts expire over the next three years.

The company’s subsidiaries also held interest rate swap contracts as at December 31, 2004 with a total notional amount of $379 million (2003 – $1,068 million). These interest rate swap contracts were comprised of contracts with a replacement cost in excess of that recorded in the company’s accounts of $5 million (2003 – $12 million), and contracts with a replacement value in excess of that recorded in the company’s accounts of $5 million (2003 – $18 million). The interest rate swap transactions have maturities varying from one to 19 years.

Included in 2004 income are net losses on foreign currency amounting to $3 million (2003 – gains of $55 million) and included in the cumulative translation adjustment account are losses net of taxes in respect of foreign currency contracts entered into for hedging purposes amounting to $154 million (2003 – $263 million), which have been more than offset by translation gains on the underlying net assets.

(b) Derivative Commodity Instruments

The company has entered into energy derivative contracts primarily to hedge the sale of generated power. The company endeavours to link forward electricity sale derivatives to specific periods in which it anticipates generating electricity for sale. The company also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in the fair values or cash flows of the hedged items. As at December 31, 2004, the energy derivative contracts were comprised of contracts with a replacement cost in excess of that

Brascan Corporation | 2004 Annual Report       75

recorded in the company’s accounts of $70 million (2003 – $28 million), as well as contracts with a replacement value in excess of that recorded in the company’s accounts of $63 million (2003 – $23 million).

(c) Commitments, Guarantees and Contingencies

The company and its subsidiaries are contingently liable with respect to litigation and claims that arise in the normal course of business.

In the normal course of business, the company and its subsidiaries enter into financing commitments. At the end of 2004, the company and its subsidiaries had $445 million (2003 – $467 million) in such commitments outstanding. The company’s subsidiaries maintain credit facilities and other financial assets to fund these commitments.

As at September 11, 2001, the company owned eight million square feet of space in four office towers surrounding the World Trade Center site. To date, approximately $230 million has been received for property and business interruption claims relating to these properties. The company’s insurance claim adjustment process is ongoing. Due to the complexity of the issues involved, this process will take additional time to conclude. Based upon the company’s review of its insurance policies and consultation with outside legal experts, the company anticipates a substantial recovery of its losses in rental revenue and costs associated with the repairs of its properties.

The company has acquired $600 million of insurance for damage and business interruption costs sustained as a result of an act of terrorism. However, a terrorist act could have a material effect on the company’s assets to the extent damages exceed the coverage. The company has reviewed its loan agreements and believes it is in compliance, in all material respects, with the contractual obligations therein.

In the normal course of operations, the company and its consolidated subsidiaries execute agreements that provide for indemnification and guarantees to third parties in transactions such as business dispositions, business acquisitions, sales of assets, sales of services, securitization agreements, and underwriting and agency agreements. The company has also agreed to indemnify its directors and certain of its officers and employees. The nature of substantially all of the indemnification undertakings prevents the company from making a reasonable estimate of the maximum potential amount the company could be required to pay third parties as the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, neither the company nor its consolidated subsidiaries have made significant payments nor do they expect to make any significant payments under such indemnification agreements.

Reinsurance

The company conducts reinsurance operations as part of its funds management activities and accounts for the assets and liabilities associated with such contracts as deposits. As at December 31, 2004, the company held reinsurance assets of $532 million (2003 – $822 million) which were offset in each year by an equal amount of reserves and other liabilities. Net fee income earned on reinsurance operations was $15 million (2003 – $15 million) representing $637 million (2003 – $506 million) of premium and other revenues offset by $612 million (2003 – $491 million) of reserves and other expenses.

15. NET OPERATING INCOME

Net operating income for each business segment is equal to revenue less all attributable expenses except interest, depreciation and amortization, minority share of income and tax expenses. The details are as follows:

(a) Property Operations

MILLIONS	2004	2003

Revenue	$2,852	$2,456
Expenses	1,833	1,619

Net	$1,019	$837

76       Brascan Corporation | 2004 Annual Report

(b) Power Generation

MILLIONS	2004	2003

Revenue	$542	$320
Expenses	259	148

Net	$283	$172

(c) Funds Management

MILLIONS	2004	2003

Revenue	$415	$281
Expenses	215	101

Net	$200	$180

(d) Other Operations

MILLIONS	2004	2003

Revenue	$218	$313
Expenses	16	67

Net	$202	$246

Other operating costs include costs not allocated to specific business units.

16. MINORITY INTERESTS OF OTHERS

Minority interests of others is segregated into their share of income before non-cash items and their share of non-cash items. The minority share of income before non-cash items represents the portion of income before non-cash items attributable to the minority’s interest, whether remitted or unremitted. The minority share of non-cash items represents the portion of depreciation and amortization and taxes and other provisions attributable to the minority’s interest. The details of minority interest expense are as follows:

MILLIONS	2004	2003

Distributed as recurring dividends
Preferred	$54	$25
Common	73	62
Undistributed	131	132

Minority interest expense	$258	$219

Minority share of income prior to the following	$399	$319
Minority share of depreciation and amortization, and future income taxes and other provisions	(141)	(100)

Minority interest expense	$258	$219

     During 2004, the company’s residential home building subsidiary paid a special dividend of $140 million to minority shareholders in addition to recurring dividends as noted above.

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17. INCOME TAXES

	2004	2003

Statutory income tax rate	37%	37%
Increase (reduction) in rate resulting from:
Dividends subject to tax prior to receipt by the company	(1)	(4)
Equity accounted earnings that have been tax effected by the investees	(14)	(5)
Change in Canadian tax rates	—	(1)
Other	1	(3)

Effective income tax rate	23%	24%

18. EQUITY ACCOUNTED INCOME

Equity accounted income (loss) includes the following:

MILLIONS	2004	2003

Noranda	$218	$6
Norbord	135	54
Fraser Papers	(8)	—

Total	$345	$60

19. JOINT VENTURES

The following amounts represent the company’s proportionate interest in incorporated and unincorporated joint ventures reflected in the company’s accounts.

MILLIONS	2004	2003

Assets	$2,419	$2,369
Liabilities	1,456	1,421

Operating revenues	501	406
Operating expenses	233	192
Net income	116	49

Cash flows from operating activities	163	149
Cash flows from investing activities	(3)	12
Cash flows from financing activities	20	(18)

20. POST-EMPLOYMENT BENEFITS

The company offers a number of pension and other post employment benefit plans to its employees. The company’s obligations under its defined benefit pension plans are determined periodically through the preparation of actuarial valuations. As of December 31, 2004, assets of the plans totalled $57 million (2003 – $38 million), accrued benefit obligations totalled $86 million (2003 – $49 million) and unamortized transitional obligations and net actuarial losses totalled $11 million (2003 – $10 million), for a net accrued benefit liability of $18 million (2003 – $1 million). Included in the accrued benefit obligations is $15 million (2003 – $6 million) related to other post employment benefits. The benefit plan expense for 2004 was $3 million (2003 –$2 million). The discount rate used was 6% (2003 – 6%) with an increase in the rate of compensation of 4% (2003 – 4%) and an investment rate of 7% (2003 – 7%).

78 Brascan Corporation | 2004 Annual Report

21. SUPPLEMENTAL CASH FLOW INFORMATION

MILLIONS	2004	2003

Corporate borrowings
Issuances	$207	$450
Repayments	(110)	(273)

Net	$97	$177

Property specific mortgages
Issuances	$1,192	$725
Repayments	(212)	(1,109)

Net	$980	$(384)

Other debt of subsidiaries
Issuances	$733	$174
Repayments	(233)	(92)

Net	$500	$82

Common shares of subsidiaries
Issued	$—	$8
Repurchased	(33)	(133)

Net	$(33)	$(125)

Property
Dispositions	$222	$610
Investments	(563)	(771)

Net	$(341)	$(161)

Funds management
Securities sold	$345	$306
Securities purchased	(617)	(925)
Loans collected	108	1,262
Loans advanced	(1,141)	(959)

Net	$(1,305)	$(316)

Securities
Securities sold	$337	$500
Securities purchased	(167)	(545)

Net	$170	$(45)

Cash taxes paid were $120 million (2003 – $42 million) and are included in other cash expenses. Cash interest paid totalled $535 million (2003 – $490 million). Capital expenditures in our power generating operations were $35 million (2003 – $25 million), and in our real estate operations, were $40 million (2003 – $40 million).

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22. SHAREHOLDER DISTRIBUTIONS

MILLIONS	2004	2003

Preferred equity
Preferred share dividends	$46	$43
Preferred security distributions	16	15

	62	58

Common equity
Common share dividends	135	124
Convertible note interest	1	2

	136	126

Total	$198	$184

23. DIFFERENCE FROM UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

Canadian generally accepted accounting principles (“Canadian GAAP”) differ in some respects from the principles that the company would follow if its consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”).

The effects of the significant accounting differences between Canadian GAAP and US GAAP on the company’s balance sheets and the statements of income, retained earnings and cash flow for the years then ended are quantified and described in this note.

(a) Income Statement Differences

The significant differences in accounting principles between the company’s income statements and those prepared under US GAAP are summarized in the following table:

MILLIONS, EXCEPT PER SHARE AMOUNTS	Note	2004	2003

Net income as reported under Canadian GAAP		$688	$403
Adjustments
Reduction of equity accounted income	(i)	(25)	(23)
Change in deferred income taxes	(ii)	10	37
Convertible note and preferred security distributions	(iii)	(17)	(17)
Conversion of convertible notes and preferred securities	(iv)	(16)	(45)
Market value adjustments	(v)	1	26
Increased commercial property income	(vi)	24	18
Increased commercial property depreciation	(vii)	5	(60)
Start-up costs and other	(viii)	(34)	—

Net income under US GAAP		$636	$339

Per share amounts under US GAAP
Net income
Basic		$2.29	$1.15
Diluted		$2.23	$1.13

(i) Equity accounted income

Under US GAAP, the company’s equity accounted income has been adjusted for differences in the accounting treatment by the underlying company as follows:

Accounting Treatment	Canadian GAAP	US GAAP

For 2004 and 2003
Start-up costs	defer and amortize	expense as incurred
Pension accounting	valuation allowance	no valuation allowance/
additional minimum liability
Derivative instruments and hedging activities	See Note 1 and Note 14	See Note 23(a)(v)

80 Brascan Corporation | 2004 Annual Report

Canadian GAAP requires recognition of a pension valuation allowance for any excess of the prepaid benefit expense over the expected future benefit. Changes in the pension valuation allowance are recognized in the Consolidated Statement of Income. US GAAP does not specifically address pension valuation allowances. In 2002, US regulators determined that such allowances would not be permitted under US GAAP. In light of these developments, Noranda eliminates the effects of recognizing pension valuation allowances.

(ii) Deferred income taxes

The change in deferred income taxes includes the tax effect of the income statement adjustments under US GAAP. Also, under Canadian GAAP the tax rates applied to temporary differences and losses carried forward are those which are substantively enacted. Under US GAAP, tax rates are applied to temporary differences and losses carried forward only when they are enacted. In 2004 and 2003, there were no differences between the substantively enacted rates used under Canadian GAAP and the enacted rates used under US GAAP.

(iii) Convertible note and preferred security distributions

Under Canadian GAAP, the company’s subordinated convertible notes and preferred securities are treated as equity with interest paid thereon recorded as a distribution from retained earnings. This results from the company’s ability to repay these notes and meet interest obligations by delivering its common shares to the holders. Under US GAAP, the subordinated convertible notes and preferred securities would be recorded as indebtedness with the corresponding interest paid recorded as a charge to income. There is no effect on basic or diluted net income per share.

(iv) Conversion of convertible note and preferred securities

Under Canadian GAAP, the company’s subordinated convertible notes and preferred securities are treated as equity and converted into the company’s functional currency at historic rates. Under US GAAP, the subordinated convertible notes and preferred securities would be recorded as indebtedness and converted into the company’s functional currency at current rates with the corresponding foreign exchange recorded as a charge to income.

(v) Market value adjustments

Under Canadian GAAP, the company generally records short-term investments at the lower of cost and net realizable value, with any unrealized losses in value included in the determination of net income. However, the company has identified certain distinct portfolios of securities which it has designated to be carried at fair value under Canadian GAAP. Under US GAAP, all trading securities are carried at market, with unrealized gains and losses included in the determination of net income. The adjustment for the year ended December 31, 2004 to record net unrealized gains not already recognized under Canadian GAAP was $7 million (2003 – $2 million).

Under US GAAP, all derivative financial instruments are recognized in the financial statements and measured at fair value. Changes in the fair value of derivative financial instruments are recognized periodically in either income or shareholders’ equity (as a component of other comprehensive income), depending on whether the derivative is being used to hedge changes in fair value or cash flows. For derivatives designated as cash flow hedges, the effective portions of changes in fair value of the derivative are reported in other comprehensive income and are subsequently reclassified into net income when the hedged item affects net income. Changes in the fair value of derivative financial instruments that are not designated in a hedging relationship and ineffective portions of hedges are recognized in income. The unrealized adjustment for the year ended December 31, 2004 was $-6 million (2003 – $24 million).

The effects of accounting for derivatives in accordance with US GAAP for the year ended December 31, 2004 resulted in an increase in assets of $112 million (2003 – $107 million), an increase in liabilities of $72 million (2003 – $28 million), a decrease in other comprehensive income of $30 million (2003 – an increase of $75 million) and a decrease in net income of $8 million (2003 – an increase of $14 million) included in the adjustment described in the preceding paragraph, within the company’s consolidated financial statements. During the year ended December 31, 2004, $22 million (2003 – $7 million) of net derivative gains were reclassified from other comprehensive income to income. Over the next 12 months, principally on the settlement of

Brascan Corporation | 2004 Annual Report 81

certain contracts in Noranda, the company expects to reclassify $23 million, representing its share of net gains on these contracts from other comprehensive income to income.

(vi) Increased commercial property income

Prior to January 1, 2004, Canadian GAAP permitted the recognition of rental revenue over the term of the lease as it became due where increases in rent were intended to offset the estimated effects of inflation, whereas US GAAP required that rental revenue be recognized on a straight-line basis over the term of the lease. In 2003, the impact of this difference under US GAAP was an increase to commercial property income of $9 million. The company adopted straight-line recognition of rental revenue for all of its properties effective January 1, 2004, thereby harmonizing this policy with US GAAP. In 2004, the company recorded a decrease to commercial property income of $18 million to reflect the adjustment required if straight-line rental revenue had been recognized from the outset. The recognition of lease termination income can differ between US GAAP and Canadian GAAP. In 2004, the different treatment under US GAAP resulted in an increase to commercial property income of $42 million (2003 –$9 million).

(vii) Increased commercial property depreciation

Straight-line depreciation was adopted by the company on January 1, 2004 which effectively harmonized Canadian GAAP with US GAAP. The amount recorded as an adjustment in 2004 reflects the reduction in depreciation expense that would have been recorded if straight-line depreciation had been applied from the outset. The amount recorded as an adjustment in 2003 reflects the previous difference from Canadian GAAP under which commercial properties were depreciated using the sinking-fund method.

(viii) Start-up costs and other

Start-up costs and other has been adjusted for the differences between Canadian GAAP and US GAAP and includes $30 million (2003 – $20 million) of start-up costs which are deferred and amortized under Canadian GAAP and expensed under US GAAP, and $4 million of expenses (2003 – $20 million of income) related to differences from the company’s operations in Brazil and minority interests in the company’s property operations.

(b) Comprehensive Income

US GAAP requires a statement of comprehensive income which incorporates net income and certain changes in equity. Comprehensive income is as follows:

MILLIONS	Note	2004	2003

Net income under US GAAP		$636	$339
Market value adjustments	(i)	(52)	243
Minimum pension liability adjustment	(ii)	(7)	23
Foreign currency translation adjustments	(iii)	30	269
Taxes on other comprehensive income		10	(45)

Comprehensive income		$617	$829

(i) Market value adjustments

Under Canadian GAAP, the company records investments other than specifically designated portfolios of securities at cost and writes them down when other than temporary impairment occurs. Under US GAAP, these investments generally meet the definition of available for sale securities, which includes securities for which the company has no immediate plans to sell but which may be sold in the future, and are carried at fair value based on quoted market prices. Changes in unrealized gains and losses and related income tax effects are recorded as other comprehensive income. Realized gains and losses, net of tax and declines in value judged to be other than temporary, are included in the determination of income. During 2004, the company recorded $34 million of net unrealized losses (2003 – $141 million of net unrealized gains) on securities and $12 million (2003 –$27 million) of net unrealized gains in accounts receivable and other.

82 Brascan Corporation | 2004 Annual Report

Under Canadian GAAP, changes in the fair value of derivatives that are designated as cash flow hedges are not recognized in income. Under US GAAP, changes in the fair value of the effective portions of such derivatives are reported in other comprehensive income whereas the offsetting changes in value of the cash flows being hedged are not. The amounts recorded in other comprehensive income are subsequently reclassified into net income at the same time as the cash flows being hedged are recorded in net income. The company’s share of the amounts recorded by Noranda, Norbord and Fraser Papers for derivatives that qualify as hedges under US GAAP is $-10 million (2003 – $51 million) which is included in comprehensive income. During 2004, the company also recorded in other comprehensive income a $20 million decrease (2003 – increase of $24 million) in the fair value of contracts for the forward sale of production from the company’s power generating operations.

(ii) Minimum pension liability adjustment

US GAAP requires the excess of any unfunded accumulated benefit obligation (with certain other adjustments) to be reflected as an additional minimum pension liability in the consolidated balance sheet with an offsetting adjustment to intangible assets to the extent of unrecognized prior service costs, with the remainder recorded in other comprehensive income. The company has reflected the adjustment including its proportionate share of adjustments recorded by Noranda, Norbord, Fraser Papers and Brascan Power.

(iii) Foreign currency translation adjustments

Canadian GAAP provides that the carrying values of assets and liabilities denominated in foreign currencies that are held by self-sustaining operations are revalued at current exchange rates. US GAAP requires that the change in the cumulative translation adjustment account be recorded in other comprehensive income. The amount recorded by the company represents the change in the cumulative translation adjustment account. The resulting changes in the carrying values of assets which arise from foreign currency conversion are not necessarily reflective of changes in underlying value.

(c) Balance Sheet Differences

The incorporation of the significant differences in accounting principles under Canadian GAAP and US GAAP would result in the following presentation of the company’s balance sheet:

MILLIONS	Note	2004	2003

Assets
Cash and cash equivalents		$455	$382
Accounts receivable and other	(i)	3,055	2,132
Securities	(ii)	3,278	1,792
Loans and notes receivables		897	511
Property, plant and equipment
Property	(iii)	8,461	7,865
Power generation	(iii)	3,160	1,924
Equity accounted investments	(iv)	1,680	1,544

Total assets under US GAAP		$20,986	$16,150

Liabilities and shareholders’ equity
Accounts payable and liabilities		$2,806	$1,736
Corporate borrowings		1,675	1,213
Non-recourse borrowings
Property specific mortgages		6,890	4,881
Other debt of subsidiaries		2,586	2,100
Convertible and subordinated notes		223	254
Minority shareholders’ interests		1,591	1,419
Preferred equity
Corporate		912	685
Subsidiaries		975	1,009
Common equity	(v)	3,328	2,853

Total liabilities and equity under US GAAP		$20,986	$16,150

Brascan Corporation | 2004 Annual Report 83

Certain balances have been adjusted to reflect the consolidation of variable interest entities (“VIEs”). The adjustments were primarily a result of the consolidation of the company’s equity interests in Louisiana HydroElectric Power, which is summarized under Note 5 of the consolidated financial statements. There has been no adjustment to common equity.

The significant difference in each category between Canadian GAAP and US GAAP are as follows:

(i) Deferred income taxes

The deferred income tax asset under US GAAP is included in accounts receivable and other and is calculated as follows:

MILLIONS	2004	2003

Tax assets related to operating and capital losses	$1,217	$980
Tax liabilities related to differences in tax and book basis	(653)	(491)
Valuation allowance	(276)	(236)

Deferred income tax asset under US GAAP	$288	$253

(ii) Securities

Under Canadian GAAP, the company recorded its short-term investments at the lower of cost and net realizable value except for certain distinct portfolios of securities which it has designated to be carried at fair value and for which unrealized gains and losses in value are included in the determination of income. Under US GAAP, trading securities, which include all of the company’s short-term investments, are carried at market, with unrealized gains and losses included in income.

Available for sale securities are accounted for as described in this note under (b)(i).

MILLIONS	2004	2003

Securities under Canadian GAAP	$3,490	$2,201
Reclassification to equity accounted investments	(517)	(543)
Consolidation of VIEs	272	—
Net unrealized losses for trading securities	(19)	(16)
Net unrealized gains on available for sale securities	52	150

Securities under US GAAP	$3,278	$1,792

(iii) Joint ventures

Under US GAAP, proportionate consolidation of investments in joint ventures is generally not permitted. Under certain rules for foreign private issuers promulgated by the United States Securities and Exchange Commission (“SEC”), the company has continued to follow the proportionate consolidation method. See also Note 19.

(iv) Equity accounted investments

The company’s investments under US GAAP include Noranda, Norbord, Fraser Papers and other real estate and business services. These investments have been adjusted to reflect the cumulative impact of calculating equity accounted earnings under US GAAP.

MILLIONS	2004	2003

Investment under Canadian GAAP	$1,374	$1,196
Reclassification from securities and accounts receivable and other	476	493
Accumulated other comprehensive loss	(95)	(80)
Retained earnings adjustment	(75)	(65)

Equity accounted investments under US GAAP	$1,680	$1,544

84 Brascan Corporation | 2004 Annual Report

(v) Common equity

MILLIONS	2004	2003

Common equity under Canadian GAAP	$3,481	$3,008
Reversal of Canadian GAAP cumulative translation adjustment	(95)	(99)
Paid in capital	45	31
Reclassification of convertible notes	(11)	(52)
Cumulative adjustments to retained earnings under US GAAP	(202)	(164)
Accumulated other comprehensive income	110	129

Common equity under US GAAP	$3,328	$2,853

As a result of the above adjustments, the components of common equity under US GAAP are as follows:

MILLIONS	2004	2003

Common shares	$1,226	$1,183
Paid in capital	45	31
Accumulated other comprehensive income	110	129
Retained earnings	1,947	1,510

Common equity under US GAAP	$3,328	$2,853

(d) Cash Flow Statement Differences

Under Canadian GAAP, interest on convertible notes is classified as a shareholder distribution. Under US GAAP, interest on these notes is classified as an operating activity. The summarized cash flow statement under US GAAP is as follows:

MILLIONS	2004	2003

Cash flows provided from (used for) the following activities:
Operating under Canadian GAAP	$910	$742
Convertible note interest	(1)	(2)
Preferred security distributions	(16)	(15)

Operating under US GAAP	893	725
Financing	1,710	199
Investing	(2,581)	(874)

Net increase in cash and cash equivalents under US GAAP	$22	$50

(e) Changes in Accounting Policies

The FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity” (“SFAS 150”) effective for the company’s 2004 fiscal year. SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances) whereas many of those instruments were previously classified as equity. Some of the provisions of this statement are consistent with the current definition of liabilities in FASB Concepts Statement No. 6, “Elements of Financial Statements”. The remaining provisions of this statement are consistent with the proposal to revise that definition to encompass certain obligations that a reporting entity can or must settle by issuing its own equity shares, depending on the nature of the relationship established between the holder and the issuer. The adoption of SFAS 150 by the company has not had a material impact on the consolidated financial statements.

In December 2003, the FASB issued revised Interpretation 46 (“FIN 46R”), “Consolidation of Variable Interest Entities” (“VIEs”), an Interpretation of Accounting Research Bulletin 51, “Consolidated Financial Statements,” and replaces the previous version of FASB Interpretation 46 issued in January 2003 (“FIN 46”). This interpretation is to be applied immediately to VIEs created after January 31, 2003. A company that holds a variable interest in a VIE it acquired before February 1, 2003 shall apply the provision of this interpretation no later than the first fiscal year or interim period ending after March 14, 2004 unless those entities are considered to be special purpose entities in which the application is to be no later than the end of the first reporting

Brascan Corporation | 2004 Annual Report 85

period that ends after December 15, 2003. This interpretation may be applied prospectively with a cumulative-effect adjustment as of the date on which it is first applied or by restating previously issued financial statements for one or more years with a cumulative-effect adjustment as of the beginning of the first year restated. The decision whether to consolidate a VIE begins with establishing that a VIE exists. A VIE exists when either the total equity investment at risk is not sufficient to permit the entity to finance its activities by itself, or the equity investor lacks one of three characteristics associated with owning a controlling financial interest. Those characteristics are the direct or indirect ability to make decisions about the entity’s activities through voting rights or similar rights, the obligation to absorb the expected losses of an entity, and the right to receive the expected residual returns. The entity with the majority of the expected losses or expected residual return is considered to be primary beneficiary of the entity and is required to consolidated such entity. FIN 46R was effective for the company on December 31, 2004 and the cumulative effect of the accounting change is reflected in the financial statements as of that date.

(f) Future Accounting Policy Changes

(i) Share-based payment

In December 2004, the FASB issued SFAS No. 123R, “Share-Based Payment” (SFAS 123R”), which establishes accounting standards for all transactions in which an entity exchanges its equity instruments for goods and services. SFAS 123R focuses primarily on accounting for transactions with employees, and carries forward without change prior guidance for share-based payments for transactions with non-employees.

SFAS 123R eliminates the intrinsic value measurement objective in APB Opinion 25 and generally requires the company to measure the cost of employee services received in exchange for an award of equity instruments based on the fair value of the award on the date of the grant. The standard requires grant date fair value to be estimated using either an option-pricing model which is consistent with the terms of the award or a market observed price, if such a price exists. Such cost must be recognized over the period during which an employee is required to provide service in exchange for the award. The standard also requires the company to estimate the number of instruments that will ultimately be issued, rather than accounting for forfeitures as they occur. The company is assessing the requirements of the standard and believes that its adoption will not have a significant impact.

(ii) Exchange of non-monetary assets

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Non-Monetary Assets” (“SFAS 153”), an amendment of APB No. 29. This standard amends Opinion 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. The standard specifies that a non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This standard is effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for non-monetary asset exchanges occurring in fiscal periods beginning after the date this standard is issued. Retroactive application is not permitted. The company is assessing the requirements of this standard and believes that its adoption will not have a significant impact upon adoption.

(iii) Participating securities

On March 21, 2004, the FASB ratified the consensus reached by the EITF on EITF 03-6. This EITF requires the calculation of earnings per share to be changed to measure the impact of certain securities or other instruments or contracts that entitle their holders to participate in undistributed earnings of the reporting entity, provided such entitlement is non-discretionary and objectively determinable. EITF 03-6 is effective for the first interim or annual reporting period that begins after March 31, 2004, and requires retroactive adjustment to earnings per share presented for prior periods. The company is assessing the impact that EITF 03-6 will have on its 2005 consolidated financial statements, if any.

86 Brascan Corporation | 2004 Annual Report

24. SEGMENTED INFORMATION

The company’s presentation of reportable segments is based on how management has organized the business in making operating and capital allocation decisions and assessing performance. The company has four reportable segments:

(a)	property operations, which are principally office properties, residential development and home building operations, located primarily in major North American cities;

(b)	power generation operations, which are predominantly hydroelectric power generating facilities on North American river systems;

(c)	funds management, which include activities where funds are managed for the company and for institutional investors;

(b)	the company’s investment in Noranda.

	2004			2003
		Net			Net
M I L L I O N S	Revenue	Income	Assets	Revenue	Income	Assets

Property
Commercial properties	$1,118	$697	$7,020	$1,020	$621	$6,622
Residential properties	1,603	305	818	1,262	131	738
Development properties	5	1	950	69	67	814
Real estate services	126	16	51	105	18	48
Power generation	542	283	3,048	320	172	1,927
Funds management	415	327	3,825	281	234	2,095
Investment	—	218	1,374	—	6 1,	196

	3,809	1,847	17,086	3,057	1,249	13,440
Financial assets and other	218	202	2,924	313	246	2,859

	$4,027	2,049	$20,010	$3,370	1,495	$16,299
Cash interest and other cash expenses		1,098			878
Depreciation, taxes and other non-cash items		263			214

Cash flow/income from continuing operations		$688			$403

Revenue and assets by geographic segments are as follows:

	2004		2003
M I L L I O N S	Revenue	Assets	Revenue	Assets

United States	$2,434	$9,946	$1,973	$7,810
Canada	1,240	6,729	990	5,135
International	353	3,335	407	3,354

Revenue/Assets	$4,027	$20,010	$3,370	$16,299

25. SUBSEQUENT EVENT

Subsequent to December 31, 2004, the company acquired four hydroelectric generating facilities in Maine, New York, Pennsylvania and Maryland for $73 million. The facilities have an installed capacity of 71 megawatts. The company’s power operations also issued a long-term debenture for $42 million at a rate of 4.65%.

Brascan Corporation | 2004 Annual Report 87

Five Year Financial Review

AS AT AND FOR THE YEARS ENDED DECEMBER 31
MILLIONS, EXCEPT PER SHARE AMOUNTS (UNAUDITED)		2004		2003		2002		2001		2000

Per Common Share (fully diluted)
Book value		$13.51		$11.63		$9.90		$10.35		$10.85
Cash flow from operations		2.34		2.14		1.58		1.37		1.14
Cash return on book equity		19%		18%		16%		13%		11%
Net income		2.38		1.31		0.14		0.65		1.53
Market trading price – NYSE		$36.01		$20.36		$13.67		$12.04		$9.71
Market trading price – TSX	C	$43.15	C	$26.49	C	$21.17	C	$19.17	C	$14.63
Dividends paid		$0.55		$0.49		$0.43		$0.43		$0.42

Total (millions)
Assets		$20,010		$16,299		$14,422		$13,792		$14,407
Non-recourse borrowings Property specific mortgages		6,045		4,881		4,992		4,503		4,709
Other debt of subsidiaries		2,373		2,075		1,867		1,988		2,085
Corporate borrowings		1,675		1,213		1,035		826		913
Common equity		3,481		3,008		2,625		2,668		2,805
Revenues		4,027		3,370		3,064		3,042		2,844
Operating income		1,704		1,435		1,214		1,163		1,074
Cash flow from operations		670		624		469		388		332
Net income		688		403		83		201		435
Common shares outstanding		258.7		256.1		261.2		254.7		254.1

88 Brascan Corporation | 2004 Annual Report

Cautionary Statement Regarding Forward Looking Statements

This Annual Report to shareholders contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “believe”, “expect”, “anticipate”, “intend”, “estimate” and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forward in the forward-looking statements include general economic conditions, interest rates, availability of equity and debt financing and other risks detailed from time to time in the company’s 40-F filed with the Securities and Exchange Commission. The company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

This Annual Report to shareholders and accompanying consolidated financial statements make reference to cash flow from operations on a total and per share basis. Management uses cash flow from operations as a key measure to evaluate performance and to determine the underlying value of its businesses. The consolidated statement of cash flow from operations provides a full reconciliation between this measure and net income. Readers are encouraged to consider both measures in assessing Brascan’s results.

Brascan Corporation | 2004 Annual Report 89

Brascan’s Board of Directors

The Hon. James J. Blanchard
Partner, Piper Rudnick

Jack L. Cockwell
Group Chairman, Brascan

William A. Dimma, c.m., o.o.*
Chairman
Home Capital Group Inc.

The Hon. J. Trevor Eyton, o.c.
Member of the Senate of Canada

J. Bruce Flatt
President and CEO, Brascan

James K. Gray, o.c.
Founder and former CEO
Canadian Hunter Exploration Ltd.

Robert J. Harding, fca
Chairman, Brascan

David W. Kerr
Chairman, Noranda Inc.

Lance Liebman*
Professor of Law
Columbia Law School

Philip B. Lind, o.c.
Vice-Chairman,
Rogers Communications Inc.

The Hon. Roy MacLaren, p.c.
Corporate Director

G. Wallace F. McCain, o.c.,o.n.b.
Chairman, Maple Leaf Foods Inc.

Dr. Jack Mintz
President and CEO
CD Howe Institute

George S. Taylor
Corporate Director

*Director-elect

Details on Brascan’s Directors are provided in the Management Information Circular and on Brascan’s web site

Members of Affiliate and Advisory Boards

Property

William T. Cahill
Deputy Director
Citicorp Real Estate, Inc.

The Hon. William G. Davis, p.c., c. c.
Counsel, Torys

Robert A. Ferchat, fca
Former Chair and CEO
BCE Mobile Communications Inc.

Bruce T. Lehman
Principal, Armada LLC

Paul D. McFarlane
Corporate Director

Robert J. McGavin
Corporate Director

Michael F.B. Nesbitt
Chairman
Montrose Mortgage Corporation Ltd.

Allan S. Olson
President and CEO
First Industries Corporation

Sam Pollock, o.c.
Former Chair, Toronto Blue Jays

David M. Sherman
President, D. Sherman & Co., Inc.

Robert L. Stelzl
Director and former Principal
Colony Capital LLC

Michael D. Young
Principal
Quadrant Capital Partners, Inc.

William C. Wheaton
Professor of Economics and Director
MIT Center for Real Estate

Power Generation

Alex G. Balogh
Director, former Chair and CEO
Falconbridge Limited

André Bureau, o.c.
Chairman, Astral Media Inc.

Dian Cohen, C.M.
President, DC Productions Ltd.

Ronald J. Daniels
Dean, Faculty of Law
University of Toronto

Richard M. Drouin, o.c.
Former Chair and CEO
Hydro-Quebec

Pierre Dupuis
Former Vice President and COO
Dorel Industries Inc.

Kenneth W. Harrigan, o.c.
Former Chair and CEO
Ford Motor Company of Canada, Limited

O. Allan Kupcis
Chairman, Canadian Nuclear Assoc.

Sidney A. Lindsay
Corporate Director

Funds Management

Lorraine D. Bell
Corporate Director

Allen Karp, o.c.
Chairman Emeritus
Cineplex Odeon Corp.

Brian Kenning
Corporate Director

Marvin Jacob
Partner, Weil Gotshal & Manges LLP

Gail Kilgour
Corporate Director

John Lacey
Chairman, Alderwoods Group Inc.

John MacIntyre
Independent Financial Advisor
TD Capital Group Limited

Peter Tanaka
Independent Financial Advisor

Investments

André Bérard, o.c.
Chairman, National Bank of Canada

V. Maureen Kempston Darkes, o.c., o.o.
Group Vice-President
General Motors Corporation

A.L. (Al) Flood, c.m.
Former CEO
Canadian Imperial Bank of Commerce

Gordon E. Forward
Former CEO, Texas Industries Inc.

Paul Gagné
Former CEO, Avenor Inc.

Norman R. Gish
Former Chair and CEO
Alliance Pipeline Ltd.

G. Edmund King
Former Chair and CEO
CIBC Wood Gundy Corporation

Neville W. Kirchmann
President, Kirchmann Holdings Ltd.

Aldéa Landry
President, Landal Inc.

James W. McCutcheon, q.c.
Counsel
McCarthy Tétrault, LLP

Mary A. Mogford
Corporate Director

Margot Northey
Former Dean, Queen’s School of Business
Queen’s University

David H. Race
Former CEO, CAE Inc.

James D. Wallace
President, Pioneer Construction Inc.

Don S. Wells
Former Executive Vice-President
Royal Bank Financial Group

90 Brascan Corporation | 2004 Annual Report

Shareholder Information

Shareholder Enquiries

Shareholder enquiries are welcomed and should be directed to Katherine Vyse, Senior Vice-President, Investor Relations and Communications at 416-363-9491 or kvyse@brascancorp.com. Alternatively shareholders may contact the company at its administrative head office:

Brascan Corporation
Suite 300, BCE Place, Box 762, 181 Bay Street
Toronto, Ontario M5J 2T3

Telephone:	416-363-9491
Facsimile:	416-363-2856
Web Site:	www.brascancorp.com
E-Mail:	enquiries@brascancorp.com

Shareholder enquiries relating to dividends, address changes and share certificates should be directed to the company’s Transfer Agent:

CIBC Mellon Trust Company

P.O. Box 7010, Adelaide Street Postal Station
Toronto, Ontario M5C 2W9

Telephone:	416-643-5500 or
1-800-387-0825 (Toll free throughout North America)
Facsimile:	416-643-5501
Web Site:	www.cibcmellon.com

Stock Exchange Listings

Investor Relations and Communications

We are committed to informing our shareholders of our progress through a comprehensive communications program which includes publication of materials such as our annual report, quarterly interim reports and press releases for material information. We also maintain a web site that provides ready access to these materials, as well as statutory filings, stock and dividend information and web archived events.

Meeting with shareholders is an integral part of our communications program. Directors and management meet with Brascan’s shareholders at our annual meeting and are available to respond to questions at any time. Management also meets on a regular basis with investment analysts, financial advisors and media to ensure that accurate information is available to investors. All materials distributed at any of these meetings are posted on the company’s web site.

The text of the Brascan 2004 Annual Report is available in French on request from the company and is filed with and available through SEDAR at www.sedar.com.

Annual Meeting of Shareholders

The company’s 2005 Annual Meeting of Shareholders will be held at 10:30 a.m. on Friday, April 29, 2005 at The Design Exchange, 234 Bay Street, Toronto, Ontario and will be webcast on Brascan’s web site at www.brascancorp.com.

Stock Exchange Listings

	Symbol	Stock Exchange

Class A Common Shares	BNN, BNN.LV.A	New York, Toronto
Class A Preference Shares
Series 2	BNN.PR.B	Toronto
Series 3	BNN.PR.F	Toronto Venture
Series 4	BNN.PR.C	Toronto
Series 8	BNN.PR.E	Toronto
Series 9	BNN.PR.G	Toronto
Series 10	BNN.PR.H	Toronto
Series 11	BNN.PR.I	Toronto
Series 12	BNN.PR.J	Toronto
Series 13	BNN.PR.K	Toronto
Series 14	BNN.PR.L	Toronto
Preferred Securities
8.35%	BNN.PR.S	Toronto
8.30%	BNN.PR.T	Toronto

Dividend Record and Payment Dates

	Record Date	Payment Date

Class A Common Shares [1]	First day of February, May, August and November	Last day of February, May, August and November
Class A Preference Shares [1]
Series 2, 4, 10, 11, 12 and 13	15th day of March, June, September and December	Last day of March, June, September and December
Series 3	Second Wednesday of each month	Thursday following second Wednesday of each month
Series 8 and 14	Last day of each month	12th day of following month
Series 9	15th day of January, April, July and October	First day of February, May, August and November
Preferred Securities [2]
8 and 8.30%	15th day of March, June, September and December	Last day of March, June, September and December

1 All dividend payments are subject to declaration by the Board of Directors

2 Interest payments

Dividend Reinvestment Plan

Registered holders of Class A Common Shares who are resident in Canada may elect to receive their dividends in the form of newly issued Class A Common Shares at a price equal to the weighted average price at which the shares traded on the Toronto Stock Exchange during the five trading days immediately preceding the payment date of such dividends.

The Dividend Reinvestment Plan allows current shareholders to acquire additional shares in the company without payment of commissions. Further details on the Plan and a Participation Form can be obtained from our administrative head office, our transfer agent or from our web site.

Brascan Corporation | 2004 Annual Report 91

www.brascancorp.com | NYSE / TSX: BNN